     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 2000

                                                    (REGISTRATION NO. 333-35544)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           STOCKWALK.COM GROUP, INC.
             (Exact name of registrant as specified in its charter)

                   MINNESOTA                                       41-1756256
        (State or other jurisdiction of                         (I.R.S. Employer
        incorporation or organization)                       Identification Number)

                                   SUITE 800
                             5500 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (763) 542-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                (NAME OF AGENT)
                                PHILIP T. COLTON
                                   SUITE 800
                             5500 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (763) 542-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

              ALBERT A. WOODWARD                                ALAN J. BOGDANOW
               Maun & Simon, PLC                              Hughes & Luce, L.L.P.
       2000 Midwest Plaza Building West                         1717 Main Street
               801 Nicollet Mall                                   Suite 2800
         Minneapolis, Minnesota 55402                          Dallas, Texas 75201
                (612) 904-7400                                   (214) 939-5500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED JULY 26, 2000.


PRELIMINARY PROSPECTUS


                                  $20,000,000


                              [STOCKWALK.COM LOGO]
                    % Convertible Subordinated Notes due 2005
                            ------------------------

     We are offering Subordinated Convertible Notes which are redeemable upon certain conditions and convertible into shares of our common stock. If you convert the Convertible Notes into shares of our common stock, you will receive shares for each $1,000 of Convertible Notes that you convert (equivalent to
a conversion price of approximately $     per share). The number of shares of
common stock to be issued upon conversion is subject to certain adjustments.


     You will earn interest at an annual rate of      %, payable every six
months on February 1 and August 1, for as long as you own the Convertible Notes. The Convertible Notes will mature on August 1, 2005. We may, at our option, redeem some or all of the Convertible Notes at any time on or after August 1, 2003, at the declining redemption prices listed under "Description of Convertible Notes." Upon certain specific kinds of change of control events relating to us, we will be required to make an offer to purchase the Convertible Notes from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest, if any. The Convertible Notes are subordinated in right of payment to all of our existing and future senior indebtedness. We intend to list the Convertible Notes on the American Stock Exchange.



     Our common stock is listed on the Nasdaq NMS under the symbol "STOK." On July 25, 2000, the last-reported sale price of our common stock was $8.63 per share.

                            ------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 11 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING ANY OF THE CONVERTIBLE NOTES.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                                                                PER NOTE       TOTAL
                                                                --------       -----
Public offering price.......................................      100%      $20,000,000
Underwriting discount.......................................
Proceeds, before expenses, to Stockwalk.com Group...........



     The public offering price set forth above does not include accrued interest, if any. Interest on the Convertible Notes will accrue from August 1, 2000.



     To the extent that the underwriters sell more than $20,000,000 principal amount of Convertible Notes, the underwriters have the option to purchase up to an additional $3,000,000 principal amount of Convertible Notes from us at the public offering price less the underwriting discount.

                            ------------------------

     The underwriters expect to deliver the Convertible Notes in book-entry form only through the facilities of The Depository Trust Company against payment in
New York, New York on          , 2000.

SOUTHWEST SECURITIES                       MILLER, JOHNSON & KUEHN, INCORPORATED
                            R.J. STEICHEN & COMPANY

                        Prospectus dated          , 2000

                                 [INSIDE COVER]

[CAPTION: TWO SEPARATE LOGO PHOTOS FOR EACH OF STOCKWALK.COM AND MILLER, JOHNSON & KUEHN, INC. ENCAPTIONED AS FOLLOWS: STOCKWALK.COM(TM) THE ONLINE BROKERAGE FOR ALL WALKS OF LIFE AND MILLER, JOHNSON & KUEHN, INC.]

STOCKWALK.COM IS A REGISTERED TRADEMARK OF STOCKWALK.COM, INC. THIS PROSPECTUS ALSO CONTAINS TRADEMARKS OF OTHER COMPANIES.

                                    SUMMARY

     Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, especially "Risk Factors," beginning on page 11, and our consolidated financial statements and the related notes, before deciding to invest in the Convertible Notes. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise the option to purchase additional Convertible Notes described on the cover of this prospectus.

OUR COMPANY

     We are a technologically-driven regional securities firm headquartered in Minneapolis, Minnesota. Through our operating subsidiaries, we provide a broad range of investment services to individual, corporate and public clients. These services include both traditional and online securities brokerage, investment banking and research services and the processing of securities transactions for correspondent brokerage firms and financial institutions. Our Miller, Johnson & Kuehn, Incorporated ("MJK") subsidiary offers traditional securities brokerage, securities trading, investment banking and research services. Our niche market for investment banking includes small capitalization, emerging and start-up businesses and public finance clients located principally in the upper midwest. In September 1999, our Stockwalk.com, Incorporated ("Stockwalk.com") subsidiary began offering a secure online brokerage service that provides order placement, portfolio tracking and related market information, news and other information to investors 24 hours a day, seven days a week, by means of the Internet and telephone. Stockwalk.com's services are now also being offered to customers of small to medium-sized financial institutions and affinity groups through our private label program. We recently renamed our Arnold Securities, Inc. broker-dealer subsidiary Online Brokerage Solutions, Inc. Through this wholly-owned subsidiary, we will focus our efforts to market our private label Stockwalk.com online brokerage services to Internet portals, small to medium-sized financial institutions and affinity groups. Stockwalk.com will continue to service existing and new retail brokerage accounts.

     Our principal executive offices are located at 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416, and our telephone number is (763) 542-6000. Our website is located at www.stockwalk.com. Information contained on our website should not be considered a part of this prospectus.

PENDING ACQUISITIONS

     On June 6, 2000, we announced that we executed definitive agreements to acquire the brokerage and investment banking firms of R.J. Steichen & Company ("Steichen") and Kinnard Investments, Inc. ("Kinnard"). Steichen and Kinnard, through its wholly-owned broker-dealer subsidiary, John G. Kinnard and Company, Incorporated ("JGK"), are full service securities brokerage and financial services firms headquartered in Minneapolis, Minnesota. The combination of these firms will increase our total retail sales force from approximately 160 licensed sales representatives to over 400. After completing these transactions, we will have 34 offices in eight states. Our combined revenues for the 12 months ended March 31, 2000, on a pro forma basis, were approximately $185.4 million, or approximately 250% of approximately $70.9 million in revenues we recorded for the year ended March 31, 2000. Financial information with respect to

Steichen and Kinnard and pro forma combined financial information appears in more detail in the attached financial statements. See Index to Financial Statements.

     Steichen and Kinnard, through JGK, emphasize traditional retail brokerage services. Their investment banking activities are similar to ours with an emphasis on small capitalization, emerging and start-up businesses. We believe that combining our businesses will allow us to provide a broader and deeper array of financial products and services to our customers and strengthen our ability to attract and retain talented sales personnel. Both Kinnard and Steichen will continue to operate under their existing names for the immediate future.


     The Steichen shareholders will receive approximately 4,300,000 shares of our restricted common stock in exchange for all the outstanding shares of Steichen's common stock, plus up to an additional 2,000,000 shares upon the achievement of certain agreed-upon pre-tax earnings during the two years following closing of the transaction. Subject to certain adjustments, Kinnard shareholders will receive $6.00 in cash and approximately one-half of a share of our common stock in exchange for each outstanding share of Kinnard common stock, or approximately 2,400,000 shares of our common stock in the aggregate. The shares issued to Kinnard shareholders will be registered and freely tradable, except for shares received by certain Kinnard affiliates. We expect to issue a total of approximately 8,735,000 shares of our common stock and pay approximately $32.4 million in cash in both acquisitions.



     Completion of the merger transactions is subject to Kinnard and Steichen shareholder approvals, regulatory approvals and the satisfaction of certain conditions which are customary in merger transactions. All of the conditions to completing the Steichen merger other than the delivery of certificates and other required documents have been satisfied, and we presently expect that transaction to close in early August 2000. We expect the Kinnard transaction to close in September 2000. The terms of each merger are explained in more detail under "Business -- Pending Acquisitions."


OUR SERVICES

     We provide a full range of retail brokerage services, including full service, discount securities brokerage and transaction clearing services for ourselves and approximately 55 other brokerage firms. Our MJK retail brokerage business operates nine offices in six states with approximately 160 licensed sales representatives, a trading desk with four equity and five fixed income traders and a research department specializing in public finance issues and emerging companies located principally in the upper midwest. The retail brokerage division also acts as a market maker for approximately 60 Nasdaq companies. MJK's investment banking group consists of corporate finance, public finance and research divisions. The public finance division underwrites taxable and tax exempt municipal bond offerings, serves as a market maker for municipal bond issues, and provides financial advisory services to public entities. The corporate finance division specializes in private placements of equity and debt securities and public offerings of emerging companies. The research division provides research coverage on approximately 20 companies. We believe that MJK is also one of the largest brokers of federally insured certificate of deposit participations in the United States.

     Our online brokerage business started in September 1999 with the inauguration of our Stockwalk.com online business. Through Stockwalk.com we offer a complete online brokerage service including order placement, portfolio tracking, account information, market information and news 24 hours a day, seven days a week. When we started Stockwalk.com, we launched a regional advertising campaign in the Minneapolis-St. Paul area to create name recognition in that market and acquired two discount and online brokerage firms to provide an initial customer account base. Our business plan for growth in the online brokerage business includes our private label arrangements with small to medium-sized financial institutions and affinity groups and Internet portals through our Online Brokerage Solutions subsidiary. Our private label program allows a financial institution's customers or affinity group's or Internet portal's members to open a Stockwalk.com account through the financial institution's or affinity group's or Internet portal's website. Currently, Online Brokerage Solutions has agreements with 12 online bank service providers and also has direct agreements with 25 financial institutions and an affinity group and Internet portal. In total, these agreements provide Online Brokerage Solutions with exposure to approximately 5,800 financial institutions, affinity groups and Internet portals serving approximately 3.0 million customers. We expect that we will capture a small percentage of these customers for our own website, which would result in an increase in our customer base.

OUR INDUSTRY

     The securities industry is represented by over 5,000 brokerage firms in North America that provide a variety of financial services. Many of the recent changes in the industry resulted from loosened legislative restrictions on relationships between financial institutions and broker-dealers which are leading to increased competition and consolidation in the industry. Additionally, the introduction of the Internet as a means to trade securities dramatically changed the industry. In 1997, approximately 4.1 million Internet trading accounts existed. By the end of 1999, that number grew to approximately 13 million accounts representing approximately $900 billion in assets. Industry sources predict that by the year 2003, the amount of assets in online accounts will total more than $3 trillion, and that more than 20 million households will conduct securities trading online. We expect that traditional full service brokerage services will continue to grow; however, we believe that most of the future growth opportunity lies in the online trading industry.

OUR STRATEGY

     Our strategy is to expand our Stockwalk.com online trading business while continuing to offer and expand our full service brokerage businesses to complement our online business. We plan to seek strategic acquisitions of brokerage firms and companies with technologies or businesses to complement our traditional and online brokerage divisions. Our Internet growth strategy is to offer a turn-key online brokerage service to financial institutions and affinity groups and Internet portals. This service, which we call our private label program, provides small to medium-sized financial institutions and affinity groups and Internet portals an additional product for their customers. To date, we have focused on strategic alliances with online bank service providers, small to medium-sized financial institutions and affinity groups and Internet portals. To market our private label services, we intend to capitalize on these organizations' pre-existing client relationships. We believe that this will allow us to gain exposure to a large number of potential customers without incurring the expense of national advertising campaigns. While we offer our online brokerage service principally under private label agreements, a stand-alone "Stockwalk.com" service is also available. Financial institutions and affinity groups and Internet portals can offer our Stockwalk.com online brokerage services to their clients and members without incurring the large capital costs associated with developing in-house technology. Each financial institution and group has the option of marketing the online brokerage service as "Online Brokerage Solutions" or to private label the product under its own name. The Steichen and Kinnard acquisitions will complement our strategy in that they increase our presence in the Minneapolis-St. Paul market. In addition, we will, upon completion of the transactions, have an increased customer base and sales force and have additional cash to fund our online initiatives.

RECENT DEVELOPMENTS

     In recent months, we have raised funds and entered into agreements to facilitate growth and expansion of our business. In March 2000, we completed a private placement of common stock which raised approximately $11.7 million net of offering expenses for approximately 1,600,000 shares of our common stock and approximately 160,000 warrants to purchase our common stock at $10.00 per share. In March, we purchased a three-year renewable license to use certain of Telescan, Inc.'s proprietary technology and investment analytical tools. Telescan is a leading provider of proprietary analytical tools and online financial content to investors. Under the agreement, we are able to private label Telescan's online financial analytical tools with our online brokerage services to certain financial institutions. Telescan's content is incorporated into our recently released new version of the Stockwalk.com website. As a part of the March 2000 private placement, Telescan purchased 309,000 shares of our common stock for approximately $2.3 million and received a three-year warrant to purchase 30,900 shares at $10.00 per share. Approximately $1.8 million of this amount was applied to eliminate obligations related to the license. In April 2000, we acquired the brokerage assets of Concord Services, LLC, a Chicago, Illinois, registered broker-dealer. Concord serves approximately 1,100 primarily individual accounts holding assets totaling approximately $800 million. In June 2000, we renamed our Arnold Securities, Inc. broker-dealer subsidiary Online Brokerage Solutions, Inc. to focus its business on our private label online brokerage services.


     On July 25, 2000, we announced our results of operations for the quarter ended June 30, 2000, which included revenues of $20.8 million and a net loss of $1.2 million, or $.05 per diluted share, compared to revenues of $13.2 million and a loss of $1.0 million, or $.07 per diluted share, for the same period in 1999. The current year quarterly loss was primarily attributable to our online trading operations, as Stockwalk.com continued to invest heavily in personnel, technology and marketing. Our online trading operations had revenue of $1.3 million for the quarter ended June 30, 2000. Results for the quarter ended June 30, 2000 reflect lower stock market trading activity than the quarter ended March 31, 2000.


                                  THE OFFERING

Convertible Subordinated

Notes Offered...................    $20,000,000.



Additional Securities...........    We have granted the underwriters an option
                                    for 45 days to purchase up to an additional
                                    $3,000,000 in principal amount of
                                    Convertible Notes to cover over-allotments.
                                    See "Underwriting."



Purchases by Affiliates.........    Certain of our officers, directors and
                                    employees, and certain officers, directors and employees of our subsidiaries, Kinnard and Steichen, including certain of Steichen's independent contractor brokers, have indicated an interest in purchasing a portion of the Convertible
                                    Notes offered hereby on the same terms and conditions as are set forth herein. Such purchases are not expected to exceed 15% of the Convertible Notes offered hereby, excluding notes sold pursuant to the underwriters' over-allotment option.


Issue Price.....................    We are offering the Convertible Notes for
                                    $1,000 per Convertible Note purchased.


Maturity........................    August 1, 2005.


Interest........................    We will pay interest on the Convertible
                                    Notes at an annual rate of      %.


Interest Payment Dates..........    We will pay the interest due on the
                                    Convertible Notes every six months on
                                    February 1 and August 1. We will make the first payment on February 1, 2001.


Conversion Rights...............    You may convert the Convertible Notes into
                                    shares of our common stock at any time. If
                                    you convert the Convertible Notes into
                                    shares of our common stock, you will receive
                                           shares for each $1,000 of Convertible
                                    Notes that you convert (equivalent to a
                                    conversion price of approximately $     per
                                    share). The number of shares of our common stock to be issued upon conversion is subject to certain adjustments which are described in more detail under "Description of Convertible Notes -- Conversion Rights."

Subordination...................    The Convertible Notes are subordinated to
                                    all of our existing debts and future
                                    indebtedness, except trade payables, any indebtedness or obligation we owe to any of our direct and indirect subsidiaries, and indebtedness that expressly provides that it ranks equal or subordinate in right of payment to the Convertible Notes ("Senior
                                    Debt"). The Convertible Notes are also
                                    effectively subordinated to all of the
                                    existing debts and future indebtedness of our subsidiaries, including trade payables.
                                    As of March 31, 2000, we had approximately
                                    $55.6 million of debt outstanding on a
                                    consolidated basis which would be entitled to payment prior to the Convertible Notes.
                                    See "Description of Convertible
                                    Notes -- Subordination."


Optional Redemption.............    We may, at our option, redeem some or all of
                                    the Convertible Notes at any time on or
                                    after August 1, 2003, at the prices listed under

                                    "Description of Convertible
                                    Notes -- Optional Redemption," plus any
                                    interest that is accrued to the date we
                                    redeem the Convertible Notes. See
                                    "Description of Convertible
                                    Notes -- Optional Redemption."

Repurchase at Option of Holders
Upon a Change of Control........    Upon certain specified kinds of change of
                                    control events relating to us, we are
                                    required to make an offer to purchase the Convertible Notes from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest, if any. See
                                    "Description of Convertible
                                    Notes -- Repurchase at Option of Holders
                                    Upon a Change of Control."

Financial Covenants.............    The indenture for the Convertible Notes does
                                    not limit our ability, or that of any of our subsidiaries, to incur Senior Debt, other indebtedness or liabilities.

Events of Default...............    Events of default include the following:

                                    - failure to pay the principal of or
                                      premium, if any, on any Convertible Note when due, including our failure to purchase any Convertible Note when required upon a Change of Control, whether or not the subordination provisions of the indenture prohibit such payment;

                                    - default for 30 days in payment of any
                                      installment of interest on the Convertible
                                      Notes, whether or not the subordination
                                      provisions of the indenture prohibit such payment;

                                    - failure to perform any of our other
                                      material covenants in the indenture for 60
                                      days after the Trustee or holders of 25% in aggregate principal amount provide us with written notice; and

                                    - certain events involving our bankruptcy,
                                      insolvency or reorganization.

Global Note; Book Entry
System..........................    The Convertible Notes will be issued only in
                                    fully registered form without coupons and in minimum denominations of $1,000 and integral multiples of $1,000. The Convertible Notes will be evidenced by a global note deposited with the trustee for the notes, as custodian for The Depository Trust Company. Beneficial interests in the global note will be shown on, and transfers of those interests will be effected only through, records maintained by The Depository Trust Company and its participants and indirect participants.


Use of Proceeds.................    We intend to apply approximately $11.0
                                    million of the estimated net proceeds of this Offering to fund the Kinnard merger.
                                    The balance of the estimated net proceeds will be used to expand our online securities business and for working capital.


Common Stock....................    Our common stock is listed on the Nasdaq NMS
                                    under the symbol "STOK."


Convertible Notes...............    We intend to list the Convertible Notes on
                                    the American Stock Exchange. We have
                                    reserved "SKC" as a symbol for the
                                    Convertible Notes on the American Stock
                                    Exchange.

                           -------------------------

                                  RISK FACTORS

     You should refer to the section entitled "Risk Factors," beginning on page 11 for a discussion of certain factors you should consider before purchasing our Convertible Notes.

                           -------------------------

                           STOCKWALK.COM GROUP, INC.
                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data for each of the five fiscal years ended March 31, 1996, through March 31, 2000, have been derived from our audited consolidated financial statements and the audited consolidated financial statements of MJK for the fiscal year ended March 31, 1996, MJK Holdings, Inc. (MJK's parent) for the fiscal years ended March 31, 1997, 1998 and 1999 and Stockwalk.com Group, Inc. for the fiscal year ended March 31, 2000. The unaudited pro forma financial data present annual operating results for the year ended March 31, 2000, giving effect to the acquisitions of Steichen and Kinnard and the assumed receipt of the net proceeds from the sale of the Convertible Notes as if they had occurred on April 1, 1999, and balance sheet data as of March 31, 2000, giving effect to the acquisitions of Steichen and Kinnard and the assumed receipt of the net proceeds from the sale of the Convertible Notes as if they had occurred on March 31, 2000.



                                                FISCAL YEARS ENDED MARCH 31,
                               --------------------------------------------------------------
                                                                                   PRO FORMA
                                1996      1997      1998      1999      2000         2000
                               -------   -------   -------   -------   -------    -----------
                               (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)    (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total revenues...............  $26,944   $32,607   $47,093   $55,590   $70,970      $185,381
Total expenses...............   26,085    32,383    48,916    53,332    73,509       176,160
Income (loss) before
  income taxes...............      859       224    (1,823)    2,258    (2,539)        9,221
Net income (loss)............  $   525   $   190   $(1,224)  $ 1,273   $(1,700)     $  3,542
Basic and diluted earnings
  (loss) per share...........  $  0.03   $  0.01   $ (0.08)  $  0.08   $ (0.09)     $   0.10
Ratio of earnings to
  fixed charges..............     1.18x     1.03x     0.85x     1.17x     0.86x         1.31x



                                                                     MARCH 31, 2000
                                                    MARCH 31,    -----------------------
                                                      1999        ACTUAL      PRO FORMA
                                                    ---------    --------    -----------
                                                                             (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................    $  3,201     $  5,534      $  9,546
Total assets....................................     322,353      538,875       791,678
Total debt......................................      48,113       55,619        88,962
Shareholders' equity............................       7,011       24,652        89,515


     The amounts in the tables should be read with the following points in mind:

     - The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income or loss from continuing operations before interest expense and income taxes plus fixed charges) by fixed charges. Fixed charges consists of interest expense (including amortization of deferred financing costs) and an estimate of the portion of rental expense that is representative of the interest factor (currently deemed to be one-third of all rental expense). As a result of losses incurred in 1998 and 2000, fixed charges exceeded earnings available for fixed charges in those periods by approximately $1.8 million and $2.5 million, respectively.

     - The pro forma data assume that the underwriters' over-allotment option is not exercised.

                                  RISK FACTORS

     An investment in the Convertible Notes offered by this prospectus involves various risks. Before making an investment, you should carefully review and consider the risk factors set forth below, as well as the other information contained in this prospectus.

                                 COMPANY RISKS

WE EXPERIENCED OVERALL LOSSES IN RECENT OPERATING PERIODS, AND THESE LOSSES MAY CONTINUE


     We experienced an after-tax loss of $1.7 million during our fiscal year ended on March 31, 2000. The loss was primarily related to start-up costs associated with our online brokerage business that commenced operations in September 1999. For the quarter ended June 30, 2000, we experienced a net loss of $1.2 million. This loss was primarily attributable to expenses incurred in our online trading operations, as Stockwalk.com continued to invest heavily in personnel, technology and marketing. While our recently announced Steichen and Kinnard acquisitions significantly expand our traditional full service brokerage business, we are depending on our online brokerage business, particularly our private label growth strategy, to provide a significant portion of our future revenue growth. However, we cannot assure you that our growth strategy will prove to be successful. If we experience substantial operating losses in the future, we may be unable to make interest and/or principal payments on the Convertible Notes when they are due.



OUR ONLINE BROKERAGE BUSINESS IS IN AN EARLY STAGE OF DEVELOPMENT AND MAY NOT BECOME PROFITABLE


     We began offering our online brokerage services to the public in September 1999 and incurred substantial losses due to start-up costs and a limited revenue base. We expect to spend substantial additional amounts to ramp-up Online Brokerage Solutions, and these amounts may not be recovered. In addition, we cannot assure you that this division will achieve sufficient revenue to absorb all expenses associated with a rapidly growing business or that market factors or other factors will not cause operating losses in the future.

WE EXPECT SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS

     We expect significant fluctuations in future quarterly operating results, which may be caused by the following factors:

     - the timing of introductions or enhancements of online brokerage services and products by us or our competitors;

     - market acceptance of private label and online brokerage services and products;

     - changes in trading volume in the securities markets;

     - trends in the securities markets;

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

     - changes in our pricing policies or in our competitors' pricing policies;

     - the success of and costs associated with acquisitions, joint ventures or other strategic relationships; and

     - changes in the level of operating expenses to support projected growth.

Due to the factors listed above, quarterly revenue and operating results are difficult to forecast. As a result, comparing our period-to-period operating results may not be meaningful, and results of operations from prior periods may not be indicative of future results. It is likely that our future quarterly results will fluctuate from time-to-time, which could adversely affect the market value of our common stock.

BECAUSE OUR ONLINE BROKERAGE BUSINESS IS IN AN EARLY STAGE, WE CANNOT GUARANTEE THAT CUSTOMERS WILL ACCEPT OR USE OUR ONLINE SERVICES OR THAT WE WILL BE ABLE TO EFFECTIVELY MANAGE OUR EXPANSION

     We are in an early stage of development of our online brokerage business. Customer acceptance and demand for online brokerage services is uncertain due to the industry's relatively short history, rapid technological changes, evolving industry standards, and frequent new service and product announcements, introductions and enhancements. Customers of traditional full service brokerage firms, banks or discount brokers may be slow to convert to online brokerage services for a variety of reasons, including security and privacy concerns. If the market for private label online brokerage services does not develop as we expect, our business, financial condition and operating results could be materially and adversely affected.

WE MUST ADAPT TO RAPID TECHNOLOGICAL CHANGES TO REMAIN COMPETITIVE

     The brokerage and financial services industries are characterized by rapid technological change, changes in customer requirements, frequent new service and product introductions and enhancements, and emerging industry standards. Recent legislative changes have led to increased competition and consolidation in the industry. The introduction of services or products utilizing new technologies and the emergence of new industry standards and practices can render existing services or products obsolete and unmarketable. Our future success will depend, in part, on our ability to accomplish the following:

     - develop and incorporate leading technologies;

     - enhance our existing services and products;

     - develop new services and products that address the increasingly sophisticated and varied needs of our customers and prospective customers; and

     - respond to technological advances and emerging industry standards and practices in a timely and cost-effective manner.

     The development of new services or products or enhanced versions of existing services and products may require substantial capital to cover related expenditures. We cannot assure you that we will be successful in effectively implementing and using new technologies, adapting our services and products to emerging industry standards, or developing, introducing and marketing service and product enhancements or new services

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

and products. Additionally, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or our new services and product enhancements may fail to adequately meet the requirements of the marketplace and achieve market acceptance. Our failure, for technical reasons or otherwise, to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or to achieve market acceptance of our new services and products, could adversely and materially affect our business, financial condition and operating results.

WE RELY UPON THIRD PARTIES TO PROVIDE CRITICAL TRANSACTION FUNCTIONS

     All of our servers are leased from or housed at Digital Island, Inc. under an agreement whereby Digital Island provides turn-key maintenance of our servers that route all of our transaction traffic. Automated Financial Systems, Inc. currently provides the software systems that manage our online securities brokerage activity. We also have an agreement with Securities Industries Software Corporation, a division of ADP, to run our back office system. Finally, we contract with other vendors to produce, batch and mail our confirmations and customer reports. We do not have long-term agreements with any of these third parties, including Digital Island. As our business grows, we cannot be assured that the technology and services we require from third parties will be available. A third party contractor's inability to meet our needs could cause us to be unable to timely and accurately process our customers' transactions or maintain complete and accurate records of such transactions. In such event, we may be forced to slow the expansion of our customer base or risk the loss of customers. Our long-term objective is to develop our own systems to replace certain of these functions provided by critical third party vendors. However, for the next several years, we will continue to be dependent upon third party vendors, and there is no assurance that we will be able to successfully develop and install internal systems to provide such services, or that our systems will be cost-effective or as dependable as those of our third party vendors.

IF THE EQUIPMENT AND SYSTEMS WE RELY UPON FAIL OR PERFORM POORLY, OUR CUSTOMERS COULD SUFFER DELAYS IN TRADING, WHICH COULD SUBJECT US TO CLAIMS FOR THOSE LOSSES AND LOST ACCOUNTS

     Our online brokerage service receives and processes trade orders principally through the Internet and the telephone. This method of trading depends heavily on the integrity of the technology supporting it. Orders placed from the close of the stock markets one day until the opening of the next business day must be processed through our system in a short period of time prior to the opening of the stock markets. During peak trading times, our systems will be subject to heavy volume that could cause them to operate at inadequate speeds or to fail. Any significant degradation or failure of our systems or any other systems in the trading process (e.g., online service providers, our trading engine, record keeping and data processing functions performed by third parties, and third-party software such as Internet browsers), even for a short time, could cause customers to suffer delays in trading. Such delays could result in substantial customer losses and could subject us to claims or litigation for those losses or to the loss of dissatisfied customers.

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

WE RELY ON STRATEGIC ALLIANCES WITH THIRD PARTIES TO DEVELOP AND MAINTAIN OUR PRIVATE LABEL CUSTOMER BASE, AND WE CANNOT GUARANTEE THAT WE WILL BE ABLE TO ATTRACT CUSTOMERS THROUGH THESE RELATIONSHIPS

     A major facet of our growth strategy involves developing relationships with online bank service providers, small to medium-sized financial institutions and affinity groups and Internet portals. We rely on these third parties to market our services, and we expect that a large portion of our online customer base will come from persons and entities that have pre-existing customer or membership relationships with these entities and organizations. If we fail to maintain existing relationships with these online bank service providers, small to medium-sized financial institutions or affinity groups and Internet portals, or if we fail to develop new relationships, our ability to attract new customers may be impaired. We cannot assure you that our current relationships with these organizations will continue to exist, nor can we assure you that we will be able to draw customers out of these relationships. Our inability to maintain such relationships or to acquire customers from these relationships could adversely and materially affect our business, financial condition and operating results.

THE EXTENSION OF CREDIT TO OUR CUSTOMERS IN MARGIN AND CASH TRANSACTIONS EXPOSES US TO CREDIT LOSSES IF CUSTOMERS BREACH THEIR OBLIGATIONS TO US

     We lend funds to our customers and customers of our correspondent firms as margin credit. These loans are made to customers on a secured basis, with the firm maintaining collateral in the form of saleable securities, cash or cash equivalents. In addition, cash securities transactions subject us to credit risk during the period between the execution of a trade and the settlement of such transaction by the customer.

     If our customers and correspondent firms or a customer of a correspondent firm, fail (a) to pay for their purchases, (b) to supply securities that they have sold, (c) to repay funds they have borrowed, or (d) to satisfy any other customer obligations, we may incur losses. There is no assurance that the customer or correspondent firm will satisfy obligations to us or that the collateral securing margin loans will cover the losses. In such an event, we would be required to absorb the loss.

     Our business is also subject to the risk that market declines will reduce the value of margin collateral below required coverage levels. Our agreements with margin and short account clients permit us to liquidate or buy securities if the amount of our collateral becomes insufficient. However, we may be unable to liquidate or buy securities for various reasons, including the following:

     - the securities may not be actively traded;

     - the securities might be a large block of securities that exceeds current market demand; or

     - trading might be halted in a security for various reasons, including the issuance of a stop order.

As of March 31, 2000, customer margin loans owed to us totaled approximately $216 million. If the Steichen and Kinnard transactions had been completed on March 31, 2000, customer margin loans owed to us would have totaled approximately $403.1 million.

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OUR FAILURE TO COMPLY WITH NET CAPITAL REQUIREMENTS COULD RESULT IN TERMINATION
OF OUR BUSINESS

     Securities broker-dealers are subject to stringent rules with respect to the maintenance of specific levels of net capital. Net capital is the measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Thus, as we increase the amount of margin credit extended to our customers, our net capital requirements increase. Furthermore, we will, following the closing of the Kinnard and Steichen transactions, be subject to additional net capital requirements for each of these new broker-dealer subsidiaries. If our broker-dealer subsidiaries fail to maintain required net capital levels, we may be subject to suspension or revocation of our license, which could ultimately lead to our liquidation. If the net capital rules are changed or expanded, or if we incur an unusually large charge against net capital, we might be required to limit or discontinue those portions of our business that require intensive use of capital. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business. Failure to meet our regulatory minimum net capital requirements could require us to cease business.

WE MAY INCUR SIGNIFICANT LOSSES FROM OUR TRADING AND INVESTMENT ACTIVITIES DUE TO MARKET FLUCTUATIONS AND VOLATILITY

     We generally maintain trading and investment positions in the fixed income, currency and equity markets. To the extent that we own securities (have long positions) in any of those markets, a downturn in those markets could result in material losses from a decline in the value of those long positions. Conversely, to the extent that we have sold securities that we do not own (have short positions) in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We may from time-to-time have a trading strategy consisting of holding a long position in one asset and a short position in another, from which we expect to earn revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate, or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain trading positions that can be adversely affected by the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

WE MAY NOT COMPLETE THE STEICHEN AND KINNARD MERGERS


     While we have entered into definitive agreements with respect to the Steichen and Kinnard transactions. We cannot assure you that either merger will be completed. All material conditions to the completion of the Steichen transaction have been satisfied, and we expect to close that transaction in early August 2000. The Kinnard transaction requires approval by Kinnard's shareholders. Kinnard has scheduled a shareholders' meeting on September 5, 2000 for this purpose. The completion of either merger is not contingent upon the completion of the other. If either merger is not completed, we will be required to absorb the expenses and costs associated with the evaluation and negotiation of, and the preparation for closing of, the mergers. Additionally, we are obligated to release $1.0 million currently held in escrow to Kinnard if we fail to complete that merger due to, among other things, our knowing action or inaction.


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

FAILURE TO SUCCESSFULLY INTEGRATE THE STEICHEN AND KINNARD BUSINESSES WILL NEGATIVELY AFFECT OUR ABILITY TO REALIZE POTENTIAL EFFICIENCIES

     Although we intend to operate Steichen and Kinnard as separate entities following the completion of the Kinnard and Steichen mergers, we will be required to integrate the operations, technology and services of these organizations into our business. This integration must occur in a timely and efficient manner. Additionally, we will want to retain key personnel from both organizations. Following integration of the organizations, we face the risk that expected revenue growth and synergistic benefits may not materialize. Our failure to successfully integrate these organizations or to successfully manage the challenges presented during and following the integration process may result in our not achieving the anticipated potential benefits of the acquisitions. Any delay encountered in the transition process could materially and adversely affect our business, financial condition and operating results.

THE KINNARD AND STEICHEN MERGERS WILL RESULT IN A SIGNIFICANT AMOUNT OF GOODWILL WHICH WILL BE A FINANCIAL STATEMENT CHARGE TO FUTURE REPORTED EARNINGS


     Following the completion of the Kinnard and Steichen mergers, we will recognize approximately $73.0 million in goodwill for financial reporting purposes. This amount is expected to be amortized over a period of 20 years. This amortization will result in a pre-tax charge to earnings of approximately $3.6 million per year and could adversely affect the price of our stock.


IF EITHER MERGER DOES NOT CLOSE, OUR PROJECTED CASH FLOW WILL BE ADVERSELY AFFECTED

     If we fail to complete either merger, we may experience a reduction in our projected cash flow. We intend to use cash flow generated by Steichen and Kinnard in our continuing operations. The loss of expected cash flow could force us to slow down our expansion plans and could adversely affect our ability to service our debt obligations, including the Convertible Notes.

OUR SUCCESS DEPENDS UPON RETAINING THE SERVICES OF KEY PERSONNEL

     For the foreseeable future, we will place substantial reliance upon the personal efforts and abilities of Eldon C. Miller, Chairman of the Board and Chief Executive Officer; David B. Johnson, President; and Todd W. Miller, Chief Financial Officer. The loss of services of any of these individuals likely would materially and adversely affect our business, financial condition and operating results. In addition, we will be substantially dependent upon the continued services of Messrs. John E. and John C. Feltl, the Chief Executive Officer and Director of Corporate Finance, respectively, of Steichen. We cannot assure you that we would be able to find an appropriate replacement for any of these individuals if the need should arise.

WE CANNOT GUARANTEE THAT WE WILL BE ABLE TO RETAIN EXISTING PERSONNEL AND ATTRACT AND RETAIN ADDITIONAL PERSONNEL TO SUPPORT THE GROWTH OF OUR BUSINESS

     Our success is dependent upon our ability to retain and hire highly skilled personnel. As our business grows, we will need to hire many additional employees. We face intense competition from other broker-dealers in hiring experienced and licensed personnel. Additionally, we face a tight and expensive employment market in general, particularly for skilled programmers, customer service representatives and systems maintenance personnel.

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

We cannot assure you that we will be able to retain such personnel or hire and retain additional qualified and skilled personnel.

OUR MANAGEMENT EXERCISES SUBSTANTIAL CONTROL OVER OUR BUSINESS


     As of July 26, 2000, our directors and executive officers beneficially owned, in the aggregate, approximately 16,300,000 shares of our common stock, representing approximately 75.0% of our common stock outstanding. Eldon C. Miller, David B. Johnson, Paul R. Kuehn and Stanley D. Rahm directly or indirectly own approximately 67.0% of our common stock. Additionally, we will issue approximately 4,300,000 shares of our common stock, or approximately 20% of our outstanding common stock, to Steichen shareholders upon completion of the Steichen transaction, which we expect to close in early August 2000. After completion of the Steichen transaction, Messrs. Miller, Johnson, Kuehn and Rahm and John E. and John C. Feltl will own approximately 69.0% of our outstanding common stock, excluding shares issuable to the former Steichen shareholders pursuant to the earn-out described under "Business--Recent Acquisitions." Accordingly, they will control matters requiring approval of our shareholders, including the election of our Board of Directors.


THE SECURITIES AND EXCHANGE COMMISSION AND THE NATIONAL ASSOCIATION OF SECURITIES DEALERS COULD REQUIRE US TO CHANGE OR DISCONTINUE OUR METHOD OF COMPENSATING ENTITIES

     Many of the third parties with which we contract to provide access to our online trading services are not currently registered with the Securities and Exchange Commission (the "SEC") as broker-dealers under the Securities and Exchange Act of 1934, as amended. If we compensate these third parties so that they have a salesperson's stake in the securities transactions, they may be considered to be acting as broker-dealers. Based on prior National Association of Securities Dealers ("NASD") interpretations, we believe we may compensate financial institutions based on the value of the transactions. However, we cannot guarantee that the NASD will not change its current position on compensation of financial institutions. Additionally, no definitive interpretations exist as to compensation of non-financial institutions. Currently, we compensate such third parties based on the number of orders executed through their portals. The possibility exists that a referral fee paid to a third party based on the number of new customer accounts or orders executed could cause the third party to be deemed a broker-dealer. In such case, we may be required to discontinue this marketing strategy.

     We believe that our current method of compensating Internet service portals is consistent with the current position of the SEC as reflected in no-action letters. However, the possibility exists that the SEC could determine that our method of compensating portals does not meet the standards of its no-action letters, or that the SEC could change its current policy and no longer allow such compensation to non-broker-dealers. Any change in the SEC's current policy could materially and adversely affect our business, financial condition and operating results.

WE CANNOT GUARANTEE THAT WE WILL BE FINANCIALLY OR OTHERWISE ABLE TO MAKE NECESSARY ACQUISITIONS TO FULFILL OUR GROWTH STRATEGY OR THAT THE ACQUISITIONS WE DO MAKE WILL BE SUCCESSFUL

     We plan to make additional strategic acquisitions of complementary brokerage and technology companies serving the securities industry to help our business grow. We cannot guarantee that we will have the financial resources to make acquisitions when they become available, nor can we guarantee that satisfactory acquisition alternatives will always be

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available. When we do make acquisitions, they may entail significant risks, including possible difficulty in assimilating acquired operations and products, diverting management's attention to other business concerns, amortizing acquired intangible assets, and potentially losing key employees of acquired companies. We cannot guarantee that we will be able to successfully integrate any operations, personnel, services or products that might be acquired in the future, or that any such acquisitions will enhance our business, financial condition or operating results.

WE CANNOT GUARANTEE THE SUCCESS OF OUR ENCRYPTION TECHNOLOGY

     The secure transmission of confidential information over public networks places a significant barrier to online commerce and communication. We rely on encryption and authentication technology, including public key cryptography technology licensed from third parties, to provide the security and authentication necessary to effect secure transmission of confidential information. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will safeguard against a compromise or breach of technologies to be used by us to protect customer transaction data. Any such compromise of our security could adversely and materially affect our business, financial condition and operating results.

OUR BUSINESS PLAN WILL REQUIRE MORE CAPITAL, AND WE CANNOT GUARANTEE THAT WE WILL OBTAIN ADDITIONAL FINANCING TO MEET FUTURE CAPITAL NEEDS

     Our business plan will require additional capital. Each of our broker-dealer subsidiaries is required to maintain certain minimum regulatory capital amounts. We have historically retained capital substantially in excess of minimum regulatory requirements. To the extent these broker-dealers hold customer funds, the capital requirement is much greater. In particular, growth in our clearing and customer margin business will require increasing levels of capital. Should the proportionate increase in customer margin balances outpace earnings, we may require additional capital. If we issue equity securities to raise additional capital, the percentage ownership of our shareholders will be reduced, shareholders may experience dilution in net book value or earnings per share, or such equity securities may have rights, preferences or privileges senior to holders of our common stock. If we receive any additional debt financing, it is likely that such debt will be senior to the Convertible Notes issued in this offering. We cannot assure you that additional financing will be available when needed on terms favorable to us, if at all, or that it will not be senior to the Convertible Notes. If adequate funds are not available on acceptable terms, we may be forced to slow our growth plan and unable to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Our inability to do so could materially and adversely affect our business, financial condition and operating results.

EMPLOYEE MISCONDUCT IS DIFFICULT TO DETECT AND COULD HARM OUR BUSINESS

     We run the risk that employee misconduct could occur, including binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding unauthorized or unsuccessful activities. This type of misconduct could result in unknown and unmanaged losses. Employee misconduct could also involve the improper use of confidential information, which could result in the loss of confidential and proprietary information, regulatory sanctions or harm to our reputation. We may not be able to detect, deter or prevent any of these types of employee misconduct.

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                           SECURITIES INDUSTRY RISKS

UNPREDICTABLE ECONOMIC AND MARKET CONDITIONS CAUSE UNCERTAINTY IN THE SECURITIES INDUSTRY

     The securities business is, by its nature, subject to various risks, particularly in volatile or illiquid securities markets, including the risk of losses resulting from the underwriting or ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation. Our business and its profitability is affected by many factors, including the following:

     - the volatility and price level of the securities markets;

     - the volume, size and timing of securities transactions;

     - the demand for investment banking services;

     - the level and volatility of interest rates;

     - the availability of credit; and

     - legislation affecting the business, financial communities, and the economy in general.

     Any one of the above factors could adversely affect our financial condition and operating results.

IF STOCK PRICES DECREASE, OR IF TRADING VOLUMES DECREASE, COMMISSIONS, INVESTMENT BANKING AND MARGIN INTEREST REVENUE WILL DECLINE

     A market downturn could lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in commission and clearing revenue. A market downturn could also reduce customer margin balances which would, in turn, result in reduced margin interest revenue. Similarly, unfavorable financial or economic conditions would likely reduce the number and size of transactions in which we provide underwriting, mergers and acquisitions advisory and other services. Our investment banking revenue, in the form of financial advisory and underwriting fees, is directly related to the number and size of the transactions in which we participate and would, therefore, be adversely affected by a sustained market downturn.

WE PERFORM UNDERWRITING, BROKERAGE AND TRADING SERVICES FOR SMALL
CAPITALIZATION, EMERGING AND START-UP COMPANIES, WHOSE SECURITIES MAY BE PARTICULARLY VOLATILE AND SUBJECT TO GREATER RISKS THAN LARGER, ESTABLISHED COMPANIES

     A large portion of our business and the businesses of Kinnard, through JGK, and Steichen focus on the underwriting, brokerage and trading of securities of small capitalization, emerging and start-up companies, which may be subject to greater risks than the equity markets as a whole and, consequently, may be marketable to only a limited segment of the investing public. We believe that many small capitalization, emerging and start-up companies have significant potential for growth, although such companies generally have limited product lines, markets, market shares and financial resources, and their securities may trade less frequently and in more limited volume than those of more established companies. Additionally, in recent years, the stock market has experienced a high degree of price and volume volatility for the securities of many small capitalization,

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

emerging and start-up companies. In particular, small capitalization, emerging and start-up companies that trade in the over-the-counter market have experienced wide price fluctuations not necessarily related to the operating performance of such companies.

OUR INVESTMENT BANKING ACTIVITIES SUBJECT OUR CAPITAL TO RISKS

     The potential risks of our investment banking activities include market, credit and liquidity risks, which risks arise primarily when underwritten securities cannot be resold, for any reason, at anticipated price levels. Further, under applicable securities laws and court decisions regarding underwriters' liability and limitations on indemnification by issuers, an underwriter may be exposed to substantial claims by securities purchasers or sellers arising out of public and private offerings of equity and debt instruments.

OUR CLEARING OPERATIONS EXPOSE US TO ADDITIONAL POTENTIAL LOSSES

     Our clearing division provides clearing and execution services for all of our brokerage businesses, as well as for our correspondent firms. Clearing services include the confirmation, receipt, settlement and delivery functions involved in securities transactions. As a clearing broker, our clearing division also assumes direct responsibility for the possession and control of customer securities and other assets, the clearance of customer securities transactions and customer account record keeping. We risk losses if correspondent firms fail to reimburse us if their customers fail or refuse to perform their obligations to us. Additionally, as a self-clearing securities firm, we are subject to substantially more regulatory control and examination than brokers that rely on others to perform those functions, such as many of our competitors. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of customers and introducing brokers, could lead to civil penalties imposed by regulatory authorities as well as claims brought by customers and others.

     Kinnard does not clear its own trades, and we expect to provide clearing services to Kinnard upon completion of the Kinnard merger. On the other hand, Steichen has its own proprietary clearing system. We intend to evaluate the Steichen clearing system and make a determination whether its clearing system can be incorporated into our system. In the meantime, Steichen will continue to use its existing clearing system. We cannot provide any assurance that we will be able to successfully integrate the Kinnard and Steichen businesses following completion of the acquisitions.

WE ARE SUBJECT TO INCREASING GOVERNMENTAL AND ORGANIZATIONAL REGULATION

     Our business, and the securities industry generally, is subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations, such as the NASD, require strict compliance with their rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping and the conduct of principals and employees. The extensive regulatory framework applicable to broker-dealers, the purpose of which is to protect customers and the integrity of the securities markets, imposes significant compliance burdens on us. Failure to comply with any of the laws, rules or regulations of any independent, state or federal regulatory authority could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes and regulations or the adoption of new statutes and regulations could require us to alter our methods of operation at costs which could be substantial.

WE ARE SUBJECT TO AN INCREASED RISK OF LEGAL PROCEEDINGS

     Many aspects of our business involve substantial risks of potential liability and regulatory enforcement by state and federal regulators. Additionally, participants in the securities industry face an increasing amount of litigation and arbitration proceedings. Underwriters and selling agents may be liable if they make material misstatements or omit material information in prospectuses and other communications regarding underwritten offerings of securities. Dissatisfied customers regularly make claims against securities firms and stockbrokers for fraud, unauthorized trading, suitability, churning, mismanagement and breach of fiduciary duty. We cannot assure you that these types of proceedings will not materially and adversely affect us. Further, while certain legal proceedings may be settled or otherwise resolved without a material adverse economic effect on us, those proceedings may still result in adverse publicity which could affect our operations.

THE NASDAQ MARKET CONTINUES TO IMPLEMENT REFORMS TO MONITOR TRADING, WHICH COULD CAUSE INCREASED COMPLIANCE REQUIREMENTS AND COSTS

     The NASD, the trade organization supervising the Nasdaq market, conducts policing of Nasdaq-listed companies. In recent years, the NASD boosted its internal compliance and monitoring programs. In addition, loosened legislative restrictions on relationships between financial institutions and securities firms are leading to increased competition and consolidation in the industry. We face the risk that the NASD will implement further changes. For example, if the NASD's regulatory unit, NASD Regulation, Inc. ("NASDR"), combines with the New York Stock Exchange regulatory unit, we could face additional compliance requirements. We cannot fully anticipate the effects of any further Nasdaq restructuring on our operations. The cost of compliance with any new rules, regulations and procedures instituted by the NASDR could be significant. Increased compliance costs or our inability to attain or maintain the listing of underwriting clients on the Nasdaq system could adversely affect our performance.

WE FACE SUBSTANTIAL COMPETITION WITHIN THE SECURITIES INDUSTRY

     In all aspects of our business, and at both the national and regional level, we compete with numerous other securities firms, commercial banks, investment banking firms, insurance companies, asset management firms, trust companies and others. Our competitors have substantially greater access to capital and other resources not available to us. In addition, many of these competitors offer a wider range of services and financial products than we do and possess greater name recognition and more extensive customer bases than we do. These competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. These competitors may also be able to undertake more extensive promotional activities and offer more attractive terms and prices to their customers, possibly even sparking a price war within the brokerage business. Finally, current and potential competitors may continue to establish cooperative relationships among themselves or with third parties to enhance their services and products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     The general financial success of companies within the securities industry over the past several years, and the elimination of barriers between financial institutions and securities firms through the Gramm-Leach-Bliley Act, is expected to continue to attract new competitors to the industry, including banks, insurance companies, providers of online financial and information services and others, as such companies expand their product lines. Many of these companies now offer their customers certain corporate and individual financial services traditionally provided by securities firms. Due to the current trend toward consolidation in the securities industry, our competitors' success in attracting and retaining customers drawn to the convenience of one-stop shopping could adversely affect our business and our ability to grow.

     We also expect the intensely competitive market for online brokerage services to continue to evolve rapidly. We will encounter direct competition from other brokerage firms providing either telephone or online brokerage services, or both. Additionally, we compete for customer investment dollars with financial institutions, mutual fund sponsors and other organizations, some of which provide electronic brokerage services.

     The clearing business has become considerably more competitive over the past few years, and there are numerous large, highly visible and well-financed securities firms that either have begun offering clearing services or have attempted to increase their share of the market. Despite our efforts to remain competitive, our clearing customers may decide to discontinue using our services. In addition, there has been consolidation within the financial services industry by securities firms and other financial institutions having financial resources far greater than us. These developments have increased competition from firms with greater capital resources and possibly greater operating efficiencies than ours. We run the risk that one of our clearing competitors could create a successful private label solution for clients, which could result in fewer clearing customers for us.

     We cannot assure you that we will be able to compete effectively with current or future competitors. Likewise, we cannot assure you that the competitive pressures we face will not materially or adversely affect our business, financial condition and operating results.

LOSSES DUE TO CUSTOMER FRAUD COULD ADVERSELY AFFECT OUR BUSINESS

     We are exposed to potential losses resulting from fraud and other misconduct by customers, such as fraudulent trading (including access to legitimate customer accounts, or the use of a false identity to open an account) or the use of forged or counterfeit checks for payment. These types of fraud may be difficult to prevent or detect. We may not be able to recover the losses caused by these activities. Any of these losses could materially and adversely affect our business, financial condition and operating results.

NEW LAWS REGARDING THE INTERNET MAY BE PASSED, WHICH COULD HINDER OUR ABILITY TO DELIVER OUR ONLINE SERVICES

     The legal and regulatory environment surrounding the Internet is uncertain and rapidly changing. New laws and regulations, including securities laws and regulations, could be difficult to comply with and could increase our costs of doing business and prevent us from delivering our products and services over the Internet, which could adversely affect our customer base and our revenue. In addition to new regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues that include sales and other taxes, access charges, user privacy, characteristics and quality of products and services, and other claims based on the nature and content of the Internet.

WE ARE DEPENDENT ON INTERNET INFRASTRUCTURE IN CONDUCTING OUR BUSINESS

     The successful implementation of our online business strategy will depend in large part upon the continued development of Internet infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of complementary products for providing reliable Internet access and services. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, we cannot predict with any assurance whether the Internet will support increasing use. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and the amount of content. We cannot assure you that the Internet infrastructure will continue to be able to support the demands placed on it. Furthermore, the performance or reliability of the Internet could be adversely affected by this continued growth.

                  RISKS ASSOCIATED WITH THE CONVERTIBLE NOTES

THE CONVERTIBLE NOTES ISSUED IN THIS OFFERING ARE SUBORDINATED TO ALL EXISTING AND FUTURE SENIOR DEBT AND EFFECTIVELY SUBORDINATED TO ALL INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES

     The Convertible Notes will be unsecured and subordinated in right of payment to all of our existing and future Senior Debt. Because the Convertible Notes are subordinate to our Senior Debt, if we experience, among other things, a bankruptcy, liquidation or reorganization or an acceleration of the Convertible Notes due to an event of default under the indenture, we will not be permitted to make payments on the Convertible Notes until we have satisfied all of our Senior Debt obligations. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the Convertible Notes. In addition, the Convertible Notes effectively will be subordinate to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors. The indenture provides that, in the event of our insolvency, funds which we would otherwise use to pay the holders of the Convertible Notes will be used to pay the holders of Senior Debt to the extent necessary to pay the Senior Debt in full. As a result, our general creditors may recover less, ratably, than the holders of our Senior Debt. Additionally, such general creditors may recover more, ratably, than holders of the Convertible Notes or other subordinated indebtedness. Finally, the holders of our Senior Debt may, under certain circumstances, restrict or prohibit us from making payments on the Convertible Notes.

THERE ARE NO RESTRICTIONS ON OUR INCURRING FUTURE DEBT, AND IF WE INCUR ADDITIONAL DEBT, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE CONVERTIBLE NOTES

     The indenture does not limit our ability, or that of any of our presently existing or future subsidiaries, to incur Senior Debt, other indebtedness and liabilities. We may have difficulty paying our obligations under the Convertible Notes if we, or any of our subsidiaries, incur additional indebtedness or other liabilities. As of March 31, 2000, we had approximately $55.6 million of debt outstanding that would be entitled to payment prior to the Convertible Notes. From time-to-time, we and our subsidiaries may incur additional indebtedness, including Senior Debt, which could adversely affect our ability to pay our obligations under the Convertible Notes.

WE MAY BE UNABLE TO REPURCHASE THE CONVERTIBLE NOTES

     At maturity, the entire outstanding principal amount of the Convertible Notes will become due and payable. In addition, if a change of control, as defined, occurs, the holders of the Convertible Notes may require us to repurchase some or all of the Convertible Notes. We cannot assure you that we will have sufficient financial resources at such time or will be able to arrange financing to repurchase the Convertible Notes. Our ability to repurchase the Convertible Notes in cash in such event may be limited by law, by the indenture, by the terms of other agreements relating to our Senior Debt and by indebtedness and agreements which may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our Senior Debt in order to make such payments. We may not have the financial ability to repurchase the Convertible Notes in cash if payment for our Senior Debt is accelerated.

INVESTORS IN THE CONVERTIBLE NOTES FACE ADDITIONAL RISK BECAUSE WE ARE A HOLDING COMPANY

     Because we are a holding company, we depend on dividends, distributions and other payments from our subsidiaries to fund all payments on our debt obligations, including our obligations to make payments on the Convertible Notes. Our right to participate in a distribution of assets of any of our subsidiaries, whether on liquidation, reorganization or otherwise, however, will be subject to the prior claims of the creditors of that subsidiary. The ability of holders of the Convertible Notes to benefit from distributions of assets from our subsidiaries will also be subject to those prior claims.

OUR REGULATED SUBSIDIARIES MAY BE UNABLE TO MAKE PAYMENTS TO US TO ENABLE US TO MEET OUR CASH PAYMENT OBLIGATION ON THE CONVERTIBLE NOTES

     Stockwalk.com, MJK, Online Brokerage Solutions, Steichen and JGK are regulated broker-dealers and have statutory minimum capital requirements. These regulations may restrict the ability of those subsidiaries to make payments to us. In addition, future indebtedness of our subsidiaries may impose limitations on their ability to make cash payments and distributions to us.

WE MAY BE ABLE TO OBTAIN WAIVERS OF SOME OF OUR COVENANTS UNDER THE CONVERTIBLE NOTES WITHOUT YOUR APPROVAL

     The indenture governing the Convertible Notes permits us to enter into a supplemental indenture for certain limited purposes without the consent of the holders. If we want to make some types of changes to the indenture or obtain a waiver of compliance with our covenants under it, we must obtain the approval of the holders of a majority in principal amount of the Convertible Notes outstanding at that time. In many cases, the approval of those holders will be sufficient for us to make the change or to obtain the waiver. For a description of provisions governing consents and waivers, see "Description of Convertible Notes -- Modification, Amendments and Waiver."

THE INDENTURE FOR THE CONVERTIBLE NOTES DOES NOT CONTAIN ANY FINANCIAL COVENANTS RESTRICTING OUR ACTIVITIES

     The indenture for the Convertible Notes does not contain any financial covenants or restrictions on our payment of dividends or our issuance or repurchase of securities. Additionally, the indenture does not contain any covenants or other provisions to protect holders of the Convertible Notes in the event of a highly leveraged transaction or a change in control of our company, except to the extent described under "Description of Convertible
Notes -- Repurchase at Option of Holders upon a Change of Control."

OUR COMMON STOCK PRICE MAY BE VOLATILE

     The market price of our common stock could fluctuate significantly in response to quarterly operating results and other factors, including many over which we have no control and that may not be directly related to us. The stock market has from time-to-time experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade any shares of our common stock you may receive through conversion of the Convertible Notes. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

FUTURE SALES OF LARGE AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS OUR STOCK PRICE

     Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of our shares are available for sale, could adversely affect the market price for our common stock and, indirectly, the Convertible Notes. During the year ended March 31, 2000, we sold approximately 2,200,000 shares of our common stock in private transactions. These shares are restricted and may not be sold except in conjunction with Rule 144 of the Securities and Exchange Act.


     We currently have 21,582,148 shares of common stock outstanding, of which 20,280,272 were sold in private transactions and were restricted. Of these shares, 17,974,770 shares are freely saleable at July 26, 2000, but 15,848,469 shares are held by affiliates and, as a result, are subject to the volume limitations set forth in Rule 144. An additional 440,000 shares become freely saleable in August 2000 and an additional 1,864,527 shares become freely saleable between December 2000 and March 2001. We have received lock-up agreements from substantially all of the holders of our restricted stock pursuant to which the holders of such shares have agreed not to sell such shares for between 90 and 120 days after the effective date of this prospectus. Upon expiration of that time period, certain of those shares could be sold under Rule 144.



     We have adopted two stock option plans and have reserved 1,525,000 shares of common stock for issuance under those plans. As of July 21, 2000, options to purchase 1,182,288 shares of common stock were outstanding, of which options to purchase 221,001 shares are currently exercisable. The shares issuable upon exercise of outstanding options may be immediately sold as they are covered by an effective registration statement under the Securities Act of 1933.


     In connection with private placements during the year ended March 2000, we issued warrants to purchase 223,619 shares of our common stock. The warrants are immediately exercisable at an initial price of $10.00 per share. An additional 124,278 warrants to purchase our common stock were issued in conjunction with various prior year debt and equity financing activities. All warrants are vested and expire between August 2000 and March 2003. Holders of the warrants are entitled to register the underlying shares in connection with certain registrations of shares proposed by us, unless the shares may otherwise be sold under Rule 144, or if the underwriter of the offering proposed by us is of the opinion that registration of such shares would have a significant adverse effect on the offering proposed by us. The underwriters have made such a determination in connection with the offering of the Convertible Notes if such rights are applicable to this offering. However, it is possible that these warrant shares may be sold in a future offering or under Rule 144.


     Upon completion of the Kinnard transaction, we will issue approximately 2,400,000 shares of our common stock to Kinnard shareholders, subject to certain adjustments. These shares will be freely tradable, except for shares issued to certain Kinnard affiliates. The approximately 4,300,000 shares of our common stock initially issuable in connection with the Steichen transaction and contingent shares that may be issued in the future pursuant to the Steichen agreement will be restricted shares and generally may not be sold or transferred for one year after issuance and then only in compliance with Rule 144 under the Securities Act.


CERTAIN PROVISIONS OF MINNESOTA LAW, AND THE FACT THAT WE ARE AUTHORIZED TO ISSUE PREFERRED STOCK, COULD AFFECT THE VOTING POWER AND RIGHTS OF HOLDERS OF OUR COMMON STOCK

     Our authorized and unissued capital stock includes 50,000,000 undesignated shares. The Board of Directors, without any action by our shareholders, may designate and issue the undesignated shares in such classes and series as it deems appropriate, and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. No shares of preferred stock or other senior equity securities are currently designated, and there is no current plan to designate or issue any such securities. The issuance of such shares may deprive current shareholders of the ability to sell their shares at a premium over any market price or adversely affect the voting power and other rights of holders of our common stock.

     Our Articles of Incorporation and Bylaws do not contain any anti-takeover provisions. However, we are subject to certain provisions of the Minnesota Business Corporation Act which may inhibit certain changes of control. These laws could have the effect of discouraging an attempt to acquire control of our corporation and limit the price of our securities. See "Description of Company Securities -- Minnesota Anti-Takeover Law."

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We intend to retain all earnings in the foreseeable future for our continued growth and, thus, do not expect to declare or pay any cash dividends in the foreseeable future. Additionally, our ability to pay dividends in the future may be restricted by our brokerage subsidiaries' obligations to comply with the net capital rules applicable to broker-dealers.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future demand for our services, costs, marketing and pricing factors are all forward-looking statements. When we use words like "intend," "anticipate," "believe," "estimate," "plan" or "expect," we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date of this prospectus, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in this prospectus are qualified by the factors described under "Risk Factors" and elsewhere in this prospectus. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events.

                                USE OF PROCEEDS


     The gross proceeds of the Convertible Notes will be $20 million. After we deduct the underwriting discount and pay the offering expenses, we expect to
receive net proceeds of approximately $     . If the underwriters'
over-allotment is exercised in full, we expect to receive additional net
proceeds of approximately $       .



     We intend to use approximately $11.0 million of the estimated net proceeds of this offering to complete the Kinnard transaction. The balance of the estimated offering proceeds will be used to provide working capital and to fund expansion of our recently re-named Online Brokerage Solutions subsidiary and for other general corporate purposes, including new information and technology systems, software and personnel directly related to our online business technology and expansion of our sales and marketing staff.



     Depending on future events, we may determine to use a portion of the estimated net offering proceeds for different purposes or to allocate such proceeds differently among the uses described above. Pending these uses, we expect to either use these funds to pay down short-term credit lines or invest in short-term, interest-bearing, investment grade securities. Our current cash position, cash generated from operations, availability of line of credit borrowings, proceeds from operating leases and the proceeds from the Convertible Notes are adequate to meet our present capital requirements for at least one year following this offering.


                          PRICE RANGE OF COMMON STOCK


     Our common stock is listed on the Nasdaq NMS under the symbol "STOK." The following table sets forth the high and low sale prices for a share of our common stock for the period from the completion of our merger with NM Holdings, Inc. through July 25, 2000.



                                                             HIGH     LOW
                                                             -----    ----
Quarter Ended September 30, 1999.........................    16.82    8.63
Quarter Ended December 31, 1999..........................    11.75    7.25
Quarter Ended March 31, 2000.............................    17.13    6.50
Quarter Ended June 30, 2000..............................    14.25    7.08
Quarter Ended September 30, 2000 (through July 25,
  2000)..................................................     9.63    7.13



     The last reported sale price of our common stock, as reported on the Nasdaq NMS on July 25, 2000, was $8.63 per share.


                                DIVIDEND POLICY

     We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings, if any, to finance the growth and development of our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent on our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. Additionally, our ability to declare or pay dividends may be limited in the future by the terms of any then-existing credit agreements which may contain covenants which restrict the payment of cash dividends.

                                 CAPITALIZATION


     The following table reflects our actual capitalization as of March 31, 2000, and unaudited pro forma capitalization. The unaudited pro forma financial data presents balance sheet data as of March 31, 2000, giving effect to the acquisition of Steichen and Kinnard and the receipt of the net proceeds from the sale of the Convertible Notes as if they had occurred on March 31, 2000.



                                                                       AS OF
                                                                   MARCH 31, 2000
                                                               ----------------------
                                                               ACTUAL      PRO FORMA
                                                               -------    -----------
                                                                          (UNAUDITED)
                                                                   (IN THOUSANDS)
Notes payable..............................................    $ 7,544      $  7,544
Liabilities subordinated to claims of general creditors....     18,575        21,575
     % Convertible Subordinated Notes due 2005.............         --        20,000
                                                               -------      --------
Shareholders' equity:
  Common stock, $.04 par value, 50,000,000 shares
     authorized; 21,575,313 (actual); 30,311,159 (pro
     forma) shares issued and outstanding..................        863         1,212
  Paid-in capital..........................................     25,441        89,955
  Retained earnings........................................     (1,652)       (1,652)
                                                               -------      --------
       Total shareholders' equity..........................     24,652        89,515
                                                               -------      --------
Total capitalization.......................................    $50,771      $138,634
                                                               =======      ========


     The amounts in the capitalization table above should be read with the following points in mind:

     - The pro forma data assume that the underwriters' over-allotment option is not exercised; and


     - The shares outstanding exclude        shares of common stock reserved for
       issuance upon conversion of the Convertible Notes, 1,182,288 shares of common stock subject to stock options outstanding at July 21, 2000, of which 221,001 shares are currently exercisable, an additional 189,087 shares of common stock which are reserved for issuance under our stock option plans, and an additional 347,903 shares issuable upon the exercise of outstanding warrants. The pro forma outstanding shares also exclude shares of our common stock that may be issued to Steichen shareholders following completion of the merger in accordance with the merger agreement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our earnings to fixed charges for the periods indicated.


                                              FISCAL YEARS ENDED MARCH 31,
                             --------------------------------------------------------------
                                                                                 PRO FORMA
                              1996      1997      1998       1999      2000        2000
                             ------    ------    -------    -------   -------   -----------
                                                                                (UNAUDITED)
                                           (IN THOUSANDS, EXCEPT RATIO DATA)
Pre-tax income...........    $  859    $  224    $(1,823)   $ 2,258   $(2,539)    $ 9,221
Plus: fixed charges......     4,780     8,084     12,156     12,903    17,950      29,392
                             ------    ------    -------    -------   -------     -------
Earnings available for
  fixed charges..........    $5,639    $8,308    $10,333    $15,161   $15,411     $38,613
                             ======    ======    =======    =======   =======     =======
Interest.................    $4,429    $7,427    $11,027    $11,806   $16,331     $25,716
1/3 Rent.................       351       656      1,129      1,097     1,618       3,676
                             ------    ------    -------    -------   -------     -------
Fixed charges............    $4,780    $8,084    $12,156    $12,903   $17,950     $29,392
                             ======    ======    =======    =======   =======     =======
Ratio....................     1.18x     1.03x      0.85x      1.17x     0.86x       1.31x
                             ======    ======    =======    =======   =======     =======


     The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income or loss from continuing operations before interest expense and income taxes plus fixed charges) by fixed charges. Fixed charges consists of interest expense (including amortization of deferred financing costs) and an estimate of the portion of rental expense that is representative of the interest factor (currently deemed to be one-third of all rental expense).

     As a result of losses incurred in 1998 and 2000, fixed charges exceeded earnings available for fixed charges in those periods by approximately $1.8 million and $2.5 million, respectively.


     The pro forma financial data present annual results for the year ended March 31, 2000, giving effect to the acquisitions of Steichen and Kinnard and the receipt of the net proceeds from the sale of the Convertible Notes as if they had occurred on April 1, 1999. The pro forma data assume that the underwriters' over-allotment option is not exercised.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data for each of the five years ended March 31, 1996, through March 31, 2000, have been derived from our audited consolidated financial statements and the audited consolidated financial statements of MJK for the year ended March 31, 1996, MJK Holdings, Inc. (MJK's parent) for the years ended March 31, 1997, 1998 and 1999 and Stockwalk.com Group, Inc. for the fiscal year ended March 31, 2000. The unaudited pro forma financial data present annual operating results for the year ended March 31, 2000, giving effect to the acquisitions of Steichen and Kinnard and the receipt of the net proceeds from the sale of the Convertible Notes as if they had occurred on April 1, 1999, and balance sheet data as of March 31, 2000, giving effect to the acquisitions of Steichen and Kinnard and the receipt of the net proceeds from the sale of Convertible Notes as if they had occurred on March 31, 2000.


     The pro forma data assume that the underwriters' over-allotment option is not exercised.


                                           FISCAL YEARS ENDED MARCH 31,
                        ------------------------------------------------------------------
                                                                                PRO FORMA
                          1996       1997       1998       1999       2000        2000
                        --------   --------   --------   --------   --------   -----------
                               (IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUES:
Trading profits.......  $ 10,536   $  9,856   $ 10,634   $ 15,063   $ 16,073    $ 67,935
Interest..............     5,487      9,150     13,507     15,410     20,988      35,823
Commissions...........     2,732      3,930      9,040      9,888     14,287      50,788
Investment banking....     6,932      7,716      9,656      8,389     10,363      21,134
Clearing fees.........       567        785      1,902      3,105      5,248       5,248
Other income..........       690      1,170      2,354      3,735      4,011       4,453
                        --------   --------   --------   --------   --------    --------
TOTAL REVENUES........    26,944     32,607     47,093     55,590     70,970     185,381
EXPENSES:
Employee compensation
  and benefits........    16,807     17,736     25,950     26,987     34,163     102,608
Clearing fees.........       653        750      1,475      2,890      2,999       6,414
Occupancy and
  equipment...........     1,052      1,965      3,381      3,285      4,854      11,007
Communication.........     1,655      2,298      3,938      5,251      8,017      10,816
Interest..............     4,429      7,427     11,027     11,806     16,331      25,716
Other expense.........     1,489      2,207      3,145      3,113      7,145      19,599
                        --------   --------   --------   --------   --------    --------
TOTAL EXPENSES........    26,085     32,383     48,916     53,332     73,509     176,160
INCOME (LOSS) BEFORE
  INCOME TAXES........       859        224     (1,823)     2,258     (2,539)      9,221
INCOME TAX EXPENSE
  (BENEFIT)...........       334         34       (599)       985       (839)      5,679
                        --------   --------   --------   --------   --------    --------
Net income (loss).....  $    525   $    190   $ (1,224)  $  1,273   $ (1,700)   $  3,542
                        ========   ========   ========   ========   ========    ========
Basic and diluted
  earnings per
  share...............  $   0.03   $   0.01   $  (0.08)  $   0.08   $  (0.09)   $   0.10
                        ========   ========   ========   ========   ========    ========
CONSOLIDATED BALANCE SHEET DATA:
Total assets..........  $124,633   $181,042   $272,616   $322,353   $538,875    $791,678
Total debt............    28,303     27,102     27,728     48,113     55,619      88,962
Total shareholders'
  equity..............     2,392      2,583      1,358      7,011     24,652      89,515

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve assumptions and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. You should read this section in conjunction with our consolidated financial statements and the related notes and pro forma financial statements and related notes, which begin on page F-1.

GENERAL

     We have three principal subsidiaries: MJK, Stockwalk.com and Online Brokerage Solutions. MJK is a Minneapolis-based regional broker-dealer, engaging primarily in principal transactions, commission business, investment banking activities, and customer financing, as well as acting as a fully disclosed clearing broker for approximately 55 brokerage firms. In September 1999, Stockwalk.com commenced online securities trading through its website.

     During fiscal 2000, Stockwalk.com completed the acquisition of two online brokerage firms. In October 1999, we acquired Arnold Securities, Inc. (renamed Online Brokerage Solutions, Inc.). In November 1999, we completed the acquisition of M-One Securities, which is headquartered in San Francisco, California and maintains a branch office in Fremont, California. M-One Securities offers online trading services for its customers through its website which includes language alternatives in English, Cantonese and Mandarin.

     If the pending mergers with Steichen and Kinnard are completed, they will be accounted for using the purchase method. As purchases, the Steichen and Kinnard operations will be included in our financial results from the respective closing dates of the transactions, and the goodwill from the acquisitions will be amortized over 20 years. See Index to Financial Statements for pro forma financial information and the historical financial statements of Steichen and Kinnard.

SEGMENTS

     Our reportable segments are as follows: clearing services, retail sales, internet brokerage, underwriting, and other.

Clearing Services

     We serve as a clearing agent providing transaction execution, account maintenance, including extension of credit, and record keeping services for customers of our introducing brokers. We collect a clearing fee and charge interest on our customers' margin accounts and pay interest on cash in customers' accounts.

Retail Sales

     We charge a brokerage commission when acting as agent for the purchaser or seller of a security. We also purchase securities from and sell securities to customers on a principal basis and maintain inventories of securities for such purposes. In principal transactions, we recognize income or loss on the inventory we maintain which is marked to market daily. Our retail business also includes federally insured certificate of deposit participations.

Internet Brokerage

     We provide automated order placement, portfolio tracking and related market information, news and other information services 24 hours a day, seven days a week by means of the Internet and direct modem access which allows our customers the ability to place orders for stock trades and other investment transactions directly, and at a lower, more predictable transaction cost than traditional full-commission brokerage firms. Further, we expect that our technology will be adapted to provide information and transaction processing services related to other aspects of electronic commerce, such as processing insurance transactions and electronic cash transfers. In addition, we have recently renamed our Arnold Securities broker-dealer subsidiary Online Brokerage Solutions, Inc. We intend, through this broker-dealer, to continue to offer privately-labeled Stockwalk.com services to Internet portals, small to medium-sized financial institutions and affinity groups.

Underwriting

     We also provide capital finance planning services for our clients. Such plans are implemented by managing or co-managing public offerings of securities or by arranging private placements of securities with institutional or individual investors. The capital finance department coordinates the distribution of managed and co-managed corporate underwriting, accepts invitations to participate in competitive or negotiated underwriting arrangements managed by other investment banking firms, and allocates and merchandises our underwriting positions to the firm, to institutional clients and to other broker-dealers. The commission spread generated from sale of securities is allocated between retail sales and underwriting.

Other

     Other revenues consist of fiscal consulting fees and management fees assessed to affiliates that are eliminated in consolidation. Other expenses include general and administrative expenses for departments not directly related to one of our broker-dealer subsidiaries.

     Segment results are derived from our branch location profitability reporting system. Intersegment transactions are measured on the same basis as if the transactions occurred with external customers. In reviewing the segment operating results, our operating decision-makers do not distinguish between intersegment transactions and external customer transactions. Intersegment revenue is eliminated to reconcile total segment revenue to consolidated revenue. Income tax expense or benefit is not allocated to our operating segments. We do not provide balance sheet data for segment reporting as this data is not measured for our operating segments.

     Information concerning operations in our segments of business is as follows for the years ended:

                                                   FISCAL YEARS ENDED MARCH 31,
                                             -----------------------------------------
                                                1998           1999           2000
                                             -----------    -----------    -----------
REVENUE:
Clearing services........................    $15,968,700    $19,279,800    $28,102,800
Retail sales.............................     28,009,400     30,672,200     36,276,400
Internet brokerage.......................             --             --      2,717,500
Underwriting.............................      2,173,600      4,337,600      3,215,500
Other....................................        940,900      1,300,700      1,483,600
Eliminations.............................             --             --       (825,500)
                                             -----------    -----------    -----------
CONSOLIDATED REVENUE.....................    $47,092,600    $55,590,300    $70,970,300
                                             ===========    ===========    ===========
PRETAX INCOME (LOSS):
Clearing services........................    $ 1,080,300    $ 2,050,700    $ 4,210,900
Retail sales.............................     (3,066,000)      (272,300)      (715,900)
Internet brokerage.......................             --             --     (3,585,500)
Underwriting.............................        162,400        485,000       (142,200)
Other....................................             --             --     (1,855,900)
Eliminations.............................             --         (5,800)      (450,100)
                                             -----------    -----------    -----------
CONSOLIDATED PRETAX INCOME (LOSS)........    $(1,823,300)   $ 2,257,600    $(2,538,700)
                                             ===========    ===========    ===========

     Revenues from clearing services increased $3.3 million from 1998 to 1999 and $8.8 million from 1999 to 2000, representing increases of 20.7% and 45.8%, respectively. Clearing fee expenses increased $2.3 million from 1998 to 1999 and $6.7 million from 1999 to 2000, representing increases of 15.7% and 38.7%, respectively. The significant increase in revenues is directly related to ticket charges collected on the increased number of customers from our introducing brokers. The number of introducing brokers for which we clear trades has increased from 22 at March 31, 1998 to 31 at March 31, 1999 and 50 at March 31, 2000. We processed 314,600, 504,700 and 916,900 tickets in the fiscal years ended March 1998, 1999 and 2000, respectively. The increase in clearing services revenues is also impacted by interest income earned on the higher level of customer margin loans. Clearing fee expenses have increased primarily because staff additions are required to service the increasing number of trades and because interest expense is charged on cash balances for the increased number of customers from the new correspondent brokers.

     Our retail sales revenues increased $2.7 million or 9.5% from 1998 to 1999, and $5.6 million or 18.3% from 1999 to 2000. The commissions earned have increased due to the volume of customer trades associated with the significant rise in the United States equity markets. The fiscal 2000 results include record activity in the fourth fiscal quarter generated by record fluctuations and overall instability in certain markets, both of which generated a large number of trades for which we act as an agent for our customers. Retail sales expenditures have increased due to a growth in the administrative personnel, rent and communications equipment required to enhance customer service and meet regulatory requirements. The $3.1 million loss on retail sales in 1998 resulted principally from increased administrative and professional fees, one-time costs associated with specific arbitration and litigation matters, as well as initial employee retention costs related to the acquisition of Juran & Moody in fiscal year 1997.

     For the fiscal year ended March 31, 2000, our Internet brokerage business generated trading fee revenues of $2.7 million. In September 1999, Stockwalk.com launched its website and completed the acquisition of Arnold Securities, Inc. (renamed Online Brokerage Solutions, Inc.) and M-One Securities, Inc. The $3.6 million loss from internet brokerage in the year ended March 31, 2000 was attributed to significant costs incurred in advertising designed to create brand awareness for attracting new online customers and generating new private label business.

     Underwriting revenues increased $2.2 million from 1998 to 1999, and declined $1.1 million from 1999 to 2000. The 1999 results include a $815,000 placement fee for locating a financial partner of an electricity project. No similar transaction was completed during fiscal year 2000. The timing of investment banking activity can vary significantly from period to period based on market conditions, resulting in fluctuations in revenues and operating profits in this segment.

     The $1.9 million loss from other operations in the year ended March 31, 2000 is related to additional compensation for administrative personnel, legal and accounting services and other incremental expenditures associated with being a public company. The loss also includes expenses incurred for development of our technological infrastructure that cannot be allocated equitably to the other segments of our business.

LIQUIDITY AND CAPITAL RESOURCES

     Our assets consist primarily of cash and assets readily convertible into cash. Security inventories are stated at market value and are generally readily marketable. Customer margin loans are collateralized by securities and have floating interest rates. Other receivables and payables arising from transactions with customers and other brokers and dealers usually settle within three days following the date of transaction. Fluctuations in the customer margin and cash balances result in changes in segregated investments per NASD reserve requirements. Operations are financed by equity capital, bank lines of credit and working capital. Due to the liquid nature of our balance sheet, fluctuations in cash flows from financing activities are directly related to operating activities.

     The $17.7 million increase in deposits during fiscal 2000 at clearing organizations is the result of the purchase of additional government notes and bonds for collateral on deposits required by the option clearing corporation for increased levels of customer positions.

     Our investing activities used $9.5 million of cash in the year ended March 31, 2000 as a result of the acquisitions of certain assets of M-One Securities, Inc., Arnold Securities, Inc. (renamed Online Brokerage Solutions, Inc.) and the Telescan software license. We funded these acquisitions through the issuance of notes payable and common stock.

     Our financing activities provided cash of $17.9 million in the year ended March 31, 2000, primarily resulting from the issuance of approximately 2,200,000 shares of our common stock through private placements at a net price of $7.125 per share and options and warrants exercised to purchase 63,875 shares of our common stock. Notes payable were issued in connection with the acquisitions completed in the year ended March 31, 2000. The increase in short-term borrowings at March 31, 1999 and subsequent decline in March 31, 2000 is the result of fluctuating operating balances at each respective year-end.

     At March 31, 2000, we had approximately $70.0 million in discretionary credit agreements, of which $29.5 million was utilized. The extended credit was collateralized with approximately $20.9 million of firm-owned securities and cash and approximately $14.2 million was collateralized by customer securities collateralizing liabilities subordinated to claims of general creditors.


     Our current cash position, cash generated from future operations, availability of line of credit borrowings, proceeds from operating leases and the proceeds from the Convertible Notes are adequate to meet the present capital requirements for the combined entity for at least one year.


QUALITATIVE AND QUANTITATIVE DISCLOSURE OF MARKET RISK

     Our primary market risk exposure is the impact that equity market pricing and interest rate fluctuations may have on the value of financial securities we hold. We manage this risk exposure through a process of internal controls and management review. Position limits for trading and investments are established and monitored on an on-going basis. The trading inventory is turned over frequently throughout the year. Our customers' credit standing is reviewed by management and we maintain collateral to support customer margin loans.

     Our equity price risk results from the risk of loss from price movements, volatility or liquidity over which we have no control. We have significantly reduced our corporate equity holdings from long positions of $6.3 million at March 31, 1999 to $3.5 million at March 31, 2000. The potential loss in fair value, using a hypothetical 25% decline in equity prices on the March 31, 2000 holdings, is estimated to be $875,000. A 25% hypothetical decline was used to represent a significant yet plausible market change.

     Our primary exposure to interest rate risk arises from our interest earning assets held primarily for deposits to meet clearing organizations and NASD reserve requirements. We mitigate this risk by holding primarily high-grade government obligations with short term maturities.

                                    BUSINESS

COMPANY OVERVIEW

     We are a technologically-driven regional securities firm headquartered in Minneapolis, Minnesota. Through our operating subsidiaries, we provide a broad range of investment services to individual, corporate and public clients. These services include both traditional and online securities brokerage, investment banking and research services and the processing of securities transactions for correspondent brokerage firms and financial institutions. Our MJK subsidiary offers traditional securities brokerage, securities trading, investment banking and research services. Our niche market for investment banking includes small capitalization, emerging and start-up companies and public finance clients located principally in the upper midwest. In September 1999, our Stockwalk.com subsidiary began publicly offering a secure online brokerage service that provides order placement, portfolio tracking and related market information, news and other information to investors 24 hours a day, seven days a week, by means of the Internet and telephone. Stockwalk.com's services are now also being offered to customers of small to medium-sized financial institutions and affinity groups through our private label program. We recently renamed our Arnold Securities, Inc. broker-dealer subsidiary Online Brokerage Solutions, Inc. Through this wholly-owned subsidiary, we will focus our efforts to market our private label Stockwalk.com online brokerage services to Internet portals, small to medium-sized financial institutions and affinity groups.

     Our full service brokerage business offers a variety of financial services to individuals, governments and corporations. We offer equity, fixed income and mutual fund products through approximately 160 licensed sales representatives located in nine offices in Minnesota, Florida, Texas, Arizona, Illinois and California. We clear our own securities transactions, as well as those of approximately 55 correspondent brokerage firms. Since we are a self-clearing firm, we extend margin credit to our customers and to customers of our correspondents. We also provide investment banking and advisory services to governments, public companies and private companies, including underwriting private and public debt and equity securities. In addition, we believe that we are one of the largest brokers of federally insured certificates of deposit participations in the United States. To support many of these activities, we produce research on a select group of companies with an emphasis in small capitalization, emerging and start-up companies located primarily in the upper midwest.

     Our history began in 1980 with the incorporation of Miller Securities, a specialized municipal bond firm. Miller Securities eventually broadened its business to include a variety of financial services, including securities clearing, and changed its name to Miller, Johnson & Kuehn, Incorporated. MJK Holdings, Inc. ("MJKH") was formed in June 1997 as a holding company for MJK and MJK's clearing division. On July 7, 1999, then privately-owned MJKH and publicly-held NM Holdings, Inc. completed a merger whereby MJKH became a wholly-owned subsidiary of NM Holdings, Inc. NM Holdings had sold its operating assets prior to the merger. The surviving entity changed its name to Stockwalk.com Group, and is today the ultimate holding company of MJK, MJK Capital Corporation, MJKH, MJK Management Services, Stockwalk.com and Online Brokerage Solutions. MJK, Stockwalk.com, Online Brokerage Solutions, Kinnard and Steichen are registered as broker-dealers with the SEC and are members of the NASD. Our common stock is listed on the Nasdaq NMS under the symbol "STOK."

     In September 1999, following the creation of Stockwalk.com Group, Inc., we launched Stockwalk.com as a direct-to-consumer online brokerage service. This online brokerage product utilizes our expertise in traditional securities brokerage and clearing, where we have provided online transaction services to our correspondents since 1997. Our online business is intended to take advantage of the technological changes occurring in the securities industry. We believe that investor acceptance of online brokerage firms will continue to increase. Additionally, although we have recently seen some success by large online brokerage firms, we believe that online investing has yet to penetrate the mass market. To capture a portion of this market, we are pursuing a strategy of offering online bank service providers, financial institutions, and affinity groups and Internet portals a turn-key online brokerage service through our Online Brokerage Solutions subsidiary. This service, which we call our private label program, provides small to medium-sized financial institutions and affinity groups and Internet portals an additional product for their customers and members. These entities can use their existing websites to allow their customers and members direct access to the Stockwalk.com online trading service.

PENDING ACQUISITIONS

     On June 6, 2000, we announced that we had entered into definitive merger agreements with each of Kinnard and Steichen. Following is a discussion of each of these transactions, including a description of the material terms of each merger agreement.

Steichen

     Steichen is a privately-owned full-service investment brokerage firm that has been in continuous operation since 1929. Steichen, a self-clearing firm, offers a complete range of financial products to individual investors, as well as services in the areas of corporate finance, equity research, sales and trading, and tax-exempt bonds. Similar to our research department, Steichen's equity research focuses on emerging growth companies typically headquartered in the upper midwest. As of March 31, 2000, Steichen had 282 full-time employees and 185 independent licensed sales representatives, and recorded total revenues of approximately $52.5 million. Steichen's principal office is in Minneapolis, and it operates 11 additional offices in the Minneapolis-St. Paul metropolitan area, in addition to seven other branch offices.


     The Steichen merger agreement requires us to issue an aggregate of 4,315,062 shares of our common stock in exchange for all of the issued and outstanding shares of Steichen's capital. The shares of our common stock to be issued pursuant to the Steichen merger agreement will not be registered. All issued and outstanding shares of Steichen's common stock are owned 49% by John
E. Feltl, its Chief Executive Officer, and 25.5% by each of his two children. The Steichen agreement calls for the merger of Steichen with and into a subsidiary formed by us to complete the merger. Completion of the Steichen transaction is subject to expiration of the notification period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and certain conditions that are typical in transactions of this nature. Under the terms of the Steichen agreement, the Steichen entity will continue to operate as a separate corporate subsidiary for at least two years after completion of the merger. Additional material terms of the Steichen agreement are as follows:

     - the shareholders of Steichen may earn up to an additional 2,000,000 million shares of our restricted common stock pursuant to an earn-out provision, which contains the following principal terms:

      - Steichen must have pre-tax earnings of $2.0 million per year ($4.0 million in the aggregate) during the two years following completion of the merger. The earn-out is subject to a sliding scale, which provides that all shares will be issued if Steichen earns 90% of the $4.0 million targeted amount set forth above;

      - if cumulative pre-tax earnings are less than 90% of the target earnings, the number of additional shares to be issued will be ratably reduced, e.g., if Steichen earns 63% of the targeted earnings, 73% of the additional shares will be issued. We are obligated to issue at least 25% of the additional shares, unless there are no cumulative earnings or there is a cumulative loss during the two-year earn-out period, in which case we would not have to issue any additional shares;

      - we cannot strip profit centers from or add expenses to Steichen without its consent;

      - no shares will be issued under the earn-out until the end of the earn-out period, i.e., two years from closing of the transaction, provided that all of such shares will be issued if there is a change in control of our company; and

      - litigation and arbitration costs and expenses, any amounts paid by Steichen to Mr. John E. Feltl and his son, Mr. John C. Feltl, and the cost of any capital loaned by us to Steichen in addition to capital which may be borrowed for the purpose of satisfying Steichen's minimum net capital requirements will be deducted from the targeted pre-tax earnings.

     - Mr. John E. Feltl is withdrawing approximately $21.0 million in cash from Steichen, in the form of a dividend;

     - Mr. John E. Feltl has agreed to leave $3.0 million of capital in Steichen with a premium of $600,000 paid upon withdrawal of such capital at the end of the two-year period. He will have the option, at the end of the two-year period, to be repaid $3.6 million or to convert such amount into shares of our common stock at a per share price equal to the lesser of 85% of the then-current fair market value of such stock or $10.00, but not less than $5.00 per share;

     - we are entering into a five-year employment/noncompete agreement with Mr. John E. Feltl pursuant to which he will be responsible for the Steichen operations and will receive a salary of $1.0 million per year. The salary will be deducted when determining Steichen's pre-tax earnings;

     - we are also entering into a two-year employment agreement with Mr. John
       C. Feltl pursuant to which we will pay him a signing bonus of $100,000 and a salary of $200,000 per year for two years, with all such amounts being deducted when determining Steichen's pre-tax earnings;

     - Mr. John E. Feltl will receive a percentage of warrants issued in connection with the corporate finance activities of our various subsidiaries equal to the percentage of such warrants issued to our Executive Vice President, Mr. David B. Johnson;

     - Mr. John E. Feltl will receive a five-year warrant to purchase 300,000 additional shares of our common stock at 85% of the fair market value of such shares on the date of completion of the merger. This warrant does not contain cashless exercise provisions, but it does contain piggyback registration rights; and

     - Messrs. John E. and John C. Feltl will be appointed to our board upon completion of the transaction. Our principal shareholders, Messrs. Miller, Johnson, Kuehn and Rahm, entered into a voting agreement pursuant to which they agreed to vote shares of our common stock owned by them in favor of Messrs. Feltl being elected to our board of directors.

     In addition to the foregoing, our agreement with Steichen contains other customary terms and conditions, including representations and warranties from Steichen. However, neither Steichen nor its shareholders are required to indemnify us for claims, including related losses or expenses, arising out of a breach of the representations and warranties, except to the extent that the claim or expense would reduce pre-tax earnings of Steichen, for the purpose of calculating the number of additional shares issued to Mr. Feltl. A copy of the Steichen agreement is filed as an exhibit to the registration statement of which this prospectus is a part, and you are encouraged to review such agreement in its entirety prior to making an investment in the Convertible Notes.

Kinnard


     Kinnard is a publicly held holding company that provides financial products and services, primarily through its broker-dealer subsidiary, JGK. JGK is a member of the Chicago Stock Exchange and the NASD, and is a registered investment advisor under the Investment Advisors Act of 1940. As of July 26, 2000, we owned approximately 6.8% of Kinnard's outstanding shares of common stock primarily acquired in 1999. As of December 31, 1999, Kinnard had 248 full-time employees. As of March 31, 2000, Kinnard employed 111 registered representatives, had total revenues of approximately $54.9 million, and was a market maker for approximately 175 equity securities. Pursuant to the Kinnard agreement, Kinnard will merge with and into our wholly-owned subsidiary, SW Acquisition, Inc., with SW Acquisition, Inc. being the surviving entity.


     The Kinnard agreement requires us to pay $6.00 in cash and to issue one-half of a share of our common stock, so long as the average daily price is between $9.00 and $15.00 per share, for each issued and outstanding share of Kinnard common stock, subject to the following exceptions:

     - if the average closing price of our stock during the 20 trading days prior to the day on which all of the conditions to closing the merger are met is less than $9.00 per share, the number of our shares to be issued by us at the closing for each share of Kinnard stock will be equal to $4.50 in value; and

     - if the average closing price of our stock during such period is greater than $15.00 per share, the number of shares of our common stock to be issued by us for each share of Kinnard stock will be equal to $7.50 in value.

     Subject to certain limitations, the Kinnard agreement also provides that each outstanding warrant and option to purchase shares of Kinnard's common stock, whether or not such securities are fully vested, will be exchanged at closing for a cash amount equal to $6.00 in cash plus the cash value of the stock that would have been issued had the option or warrant been exercised prior to the merger, less the per share exercise price of the option or warrant. The Kinnard agreement also calls for us, in conjunction with Kinnard, to establish a retention program to be used to retain various company and Kinnard employees. We expect to pay approximately $3.5 million in retention bonuses. In accordance with the Kinnard agreement, we also deposited $1.0 million in an escrow account. This deposit, together with any accrued interest, must be distributed to Kinnard in the event that, among other things, we fail to consummate the Kinnard transaction due to our knowing action or inaction. The escrow amount is not a limitation of any remedy available to Kinnard for breach of the merger agreement by us. Finally, pursuant to contractual obligations that exist between Kinnard and its Chief Executive Officer, Mr. William Farley, we will make payments aggregating approximately $2.0 million to Mr. Farley, a portion of which is allocated to a non-compete agreement, excluding consideration issued in connection with outstanding shares of Kinnard common stock owned by him for the merger consideration and consideration received in connection with payment for the exchange of outstanding options and warrants owned by him.


     Kinnard may terminate the merger agreement if its board approves an agreement for Kinnard to be acquired by another party for consideration to Kinnard shareholders that it has determined in good faith to be superior to the consideration to be received by Kinnard shareholders under the merger agreement so long as (a) Kinnard notifies us of the superior proposal, (b) we have an opportunity to respond, and (c) Kinnard pays us a termination fee of $1.0 million.

     A copy of the Kinnard agreement is filed as an exhibit to the registration statement of which this prospectus is a part, and you are encouraged to review such agreement in its entirety prior to making an investment in the Convertible Notes.


     The shares of our stock issued in connection with the Kinnard transaction will be registered, i.e., they will be freely tradable, except for shares issued to certain Kinnard affiliates. The terms of the Kinnard transaction are subject to approval by the shareholders of Kinnard. A special meeting of the Kinnard shareholders has been scheduled for September 5, 2000 to consider approval of the merger. Kinnard and we have previously filed the notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.


     Combined, we, Kinnard and Steichen would have had revenues in excess of $185 million for the 12 months ended March 31, 2000, which is our fiscal year end. Combined we will have more than 400 registered representatives and approximately 850 employees. Outside of Minneapolis, we will operate 34 branch offices in eight states.

     We believe the acquisitions of Kinnard and Steichen will assist us in broadening our full-service business. The mergers will significantly increase our presence in the Minneapolis-St. Paul regional brokerage market, making us the third largest broker-dealer headquartered in the Twin Cities. Additionally, these mergers will bolster our position in our niche market of small capitalization, emerging and start-up businesses. Finally, the mergers will result in significant growth for our clearing division, as we will take over the clearing functions of Kinnard and add Steichen's clearing business. We plan to use clearing profits and related cash flow to help fund our online business.

OUR INDUSTRY

     The securities brokerage industry is undergoing dramatic change. Loosened restrictions on relationships between financial institutions and broker-dealers are leading to increased competition and consolidation in the industry. Consequently, the industry is seeing increased consolidation among firms as they strive to maintain a competitive advantage in an industry represented by an estimated 60 to 80 million online and traditional brokerage accounts in October 1999.

     The increased presence of the Internet is also affecting the securities industry as online trading of securities continues to gain acceptance among investors. This online trading growth is evidenced by the fact that from 1997 to 1999, the number of online trading accounts grew from approximately 4 million to approximately 13 million. This number of online accounts translated to approximately $900 billion worth of assets held in online accounts at the end of 1999. Industry experts predict that by the year 2003, more than $3 trillion in assets will be held in over 20 million online accounts. The Internet is one of the primary methods by which investors have taken control of their own portfolios. We believe that brokerage firms that are able to provide online trading services to their customers as well as continue to provide traditional full service brokerage services, particularly in areas not well suited to Internet transactions, will be poised to capitalize on the changes occurring in the securities industry.

PRODUCTS & SERVICES

ONLINE DIVISION (STOCKWALK.COM)

     We launched Stockwalk.com, our online division, in September 1999. While not providing investment advice, Stockwalk.com offers a secure online brokerage service that provides order placement, portfolio tracking and related market information, news and other information to investors 24 hours a day, seven days a week, by means of the Internet and telephone. We plan to adapt our technology to other areas of electronic commerce, such as processing of insurance transactions and electronic cash transfers.

     When we started Stockwalk.com, we launched a regional advertising campaign in the Minneapolis-St. Paul area to create name recognition in that market and acquired two discount and online brokerage firms to provide an initial customer account base. Our October 1999 acquisition of Arnold Securities, Inc. (renamed, Online Brokerage Solutions, Inc.) resulted in the addition of approximately 12,000 accounts. Our November 1999 acquisition of M-One Investment Securities, Inc. provided us with approximately 5,000 accounts, the majority of which are held by members of the Asian-American community, and a website specifically tailored to the Asian-American community in that it utilizes several Chinese languages.

     Most of Stockwalk.com's customers are individuals with traditional retail accounts. Currently, Stockwalk.com has approximately 12,100 active customer accounts. Monthly transactions increased from approximately 3,200 in October 1999 to approximately 17,600 in May 2000. A customer may open an account with a minimum of $1,000 but, from time-to-time, the minimum deposit and transaction fees have been reduced or waived for promotional purposes. Currently, Stockwalk.com charges a flat fee of $18.95 per equity trade, up to 5,000 shares.

     Online Brokerage Solutions intends to focus its marketing efforts on online bank service providers, financial institutions and members of affinity groups and Internet portals. Online Brokerage Solutions' private label product allows the financial institution or affinity group or Internet portal to give its customers or members access to Online Brokerage Solutions' online brokerage services through the financial institution's or affinity group's or Internet portal's website. This allows the client to simply add Online Brokerage Solutions to the variety of online services it offers to its customers. Currently, Online Brokerage Solutions has agreements with approximately 12 online bank service providers, such as Digital Insight Corporation, Regency Systems, Inc., Digital Visions, Inc. (now a part of Netzee, Inc.), Open Solutions, Inc. and Cavion.com. Online Brokerage Solutions also has

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

direct agreements with 25 financial institutions, including Northwest Airlines Credit Union, Community Savings Bank, Arkansas National Bank and Capital Bank. Finally, Online Brokerage Solutions has an agreement with an affinity group and Internet portal. All of these organizations have agreed to market a private label version of our online brokerage services to their clients. In total, all of these agreements provide Online Brokerage Solutions with exposure to approximately 5,800 financial institutions, affinity groups and Internet portals serving approximately 3.0 million customers. We expect that we will capture a small percentage of these customers for our Online Brokerage Solutions website, which would increase Online Brokerage Solutions' customer base. Generally, Online Brokerage Solutions pays the financial institution a per transaction fee, and it pays portals or affinity groups a flat fee for each order.


     Our agreement with Telescan, Inc., entered into in March 2000, will serve to greatly enhance the online content we offer to our customers. Telescan provides financial Internet content to many of the nation's largest financial services and media companies, including America Online, American Express, Fidelity Investments, Forbes, GlobalNetFinancial, CNBC and Fortune. Under our agreement with Telescan, we may private label Telescan's financial analytical tools with our online brokerage website. Thus, along with an online trading capability, financial institutions and affinity groups and Internet portals using our private label program will be able to offer their clients data, news and analysis tools for stocks, mutual funds and portfolios, educational tools, discussion groups, portfolio management tools, research and analysis, charts, technical analysis, market commentary and investment newsletters. Our agreement with Telescan may also provide us with access to other financial websites and Internet portals. In addition, our three-year renewable license with Telescan allows us to private label the content of its WallStreetCity.com website on an exclusive basis to certain banks with less than $10 million in assets and to all but the largest 150 broker-dealers in the United States. With respect to the largest 150 broker-dealers, we purchased a non-exclusive license to private label this same content, provided that we first obtain Telescan's prior approval on a case-by-case basis. As a part of this agreement, Telescan made a substantial investment in our company by purchasing 309,000 shares of our common stock, along with 30,900 warrants to purchase our common stock, for approximately $2.3 million, of which approximately $1.8 million was applied to eliminate obligations related to the license.


     Northwest Airlines recently agreed to allow Stockwalk.com to place dedicated terminals in Northwest Airlines WorldClubs for a 90-day trial period. During the trial period, the terminals have been placed in Northwest's hub markets of Minneapolis, Detroit and Memphis. WorldClubs members are able to obtain investment and market information and may also open up a Stockwalk.com account online and trade securities from the terminals. Following the trial period, together with Northwest, we will determine whether to place the terminals in additional WorldClub locations.

     Stockwalk.com's computer center is located at our headquarters in Minneapolis. All of our servers are leased from or housed at Digital Island, Inc. under an agreement whereby Digital Island provides turn-key maintenance of our servers that route all of our transaction traffic. Our trading software systems are provided by Automated Financial Systems, Inc. in New York, New York. This system facilitates all of our securities trading activity. The software applications for our website are proprietary to Stockwalk.com and are designed to efficiently interface with MJK's clearing system. Stockwalk.com employed 384 persons as of May 31, 2000. Stockwalk.com has offices in Golden Valley and Minneapolis, Minnesota; and San Francisco and Fremont, California.

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

FULL SERVICE BROKERAGE DIVISION

     Our full service brokerage business is conducted through MJK and includes retail brokerage, trading, investment banking, research and clearing activities. The division offers services to clients in the following four areas:

     - investment advice for individuals and institutions;

     - financial advisory and underwriting services to governments in the upper midwest;

     - investment banking assistance to start-up and early stage regional companies to access capital; and

     - resale of bank and thrift certificates of deposit.


     At June 30, 2000, MJK employed approximately 138 licensed sales representatives in nine offices located in Golden Valley, Minneapolis and St. Paul, Minnesota; Clearwater, Florida; Dallas and Houston, Texas; Scottsdale, Arizona; Chicago, Illinois; and La Jolla, California. MJK currently has approximately 31,000 active accounts. For the six-month period ended June 30, 2000, the division transacted an average of 5,000 trades per day. The average size of each account is approximately $45,000.


     We are a self-clearing firm, providing transaction clearing services for MJK and Stockwalk.com clients, as well as for the clients of approximately 55 correspondent brokerage firms. As soon as possible following the completion of the Kinnard merger, we will also provide its clearing functions. Steichen currently uses its own proprietary clearing system. We will be evaluating Steichen's system after completion of the Steichen merger to determine how best to move forward with our overall clearing operation. As a clearing agent, we provide transaction execution, account maintenance and record keeping services. Securities Industries Software Corporation, a division of ADP, maintains our back office system. We also contract with other vendors to produce, batch and mail our confirmations and customer reports. We also extend credit to customers clearing through MJK. Our correspondent brokerage firms are responsible to us for all transactions in their customer accounts. We also lend securities to other firms and customers.

     MJK is a dealer in corporate equity and corporate and governmental fixed income securities and recognizes profits or losses on transactions in, or fluctuations in, the value of securities held in inventory. We have established internal guidelines which are periodically reviewed, limiting the size and risk of inventories maintained. Additionally, MJK presently serves as a market maker for approximately 60 Nasdaq companies. Many of these companies have been clients of our investment banking group or are covered by our research analysts. As a market maker we publish bid and ask prices for the securities in which we make markets. We publish prices on our inventory of taxable and non-taxable municipal bond issues and bid on municipal bond issues in the inter-dealer market.

     As a securities broker, MJK acts as an agent in the purchase and sale of securities, options, commodities and futures contracts traded on various securities and commodities exchanges or in the over-the-counter market. MJK charges a brokerage commission when acting as agent for the purchaser or seller of a security. If the security is listed on an exchange, the transaction is generally effected through a floor broker who is unaffiliated with MJK. If the security is traded in the over-the-counter market, transactions are generally effected with a market maker in the security. In addition to the foregoing, MJK earns commissions from transactions involving various other financial products. Individual investors are the primary source of MJK's commission business.

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

     We derive a significant portion of our revenue from interest income, the major portion of which relates to customer balances. We effect customers' transactions on either a cash or margin basis. Purchases on a cash basis require full payment by the designated settlement date, generally the third business day following the transaction date, except in the case of options, which settle the day following the transaction. When a purchase is made on a margin basis, MJK extends credit to the customer for a portion of the purchase price. The amount of the loan is subject to margin regulations of the Federal Reserve Board and the internal policies of MJK, which are generally more stringent than applicable regulations. Interest is charged at a floating rate on amounts borrowed by customers to finance purchases on margin. The rate charged is dependent on federal interest rates generally, the average net debit balance in the customers' accounts and the activity level in the accounts. As of March 31, 2000, our customers' aggregate margin debt was approximately $216 million. This indebtedness was secured by customer securities positions with a market value of approximately $1.0 billion at that date.

     Customers will at times accumulate credit balances in their accounts. Such balances result from payment of dividends, interest or principal on securities held for such customers, from funds received in connection with sales of a customer's securities and from cash deposits made by customers pending investment. Pending investment of such funds or reimbursement upon the customer's request, MJK pays interest on these credit balances. MJK uses available credit balances to lend funds to customers purchasing securities on margin. Excess customer credit balances are invested in short-term securities in accordance with applicable regulations and are segregated for the exclusive benefit of customers. MJK generates net interest income from the positive interest rate spread between the rate earned from margin lending and alternative short-term investments and the rate paid on customer credit balances. As of March 31, 2000, our customers had free cash balances of approximately $280.0 million.

     Our investment banking group consists of a total of seven public finance and corporate finance professionals. The investment banking department generates income primarily from fees which are frequently based on the amount of capital raised, but may include equity participation through the receipt of warrants. The public finance division also includes an originations group and a fiscal advisory group. The originations group participates in underwriting activities while the fiscal advisory group provides independent advice to our public sector clients. Steichen and Kinnard each have investment banking groups that employ a total of 23 people.

     Our originations group concentrates primarily on revenue bond issues, many of which are conduit issues where a municipality lends its name to provide tax-exempt status to qualifying projects. Our underwriting areas include 501(c)(3) nonprofit healthcare projects, housing projects, industrial revenue bond projects and school facilities. According to statistics compiled by Securities Data Corporation, from April 1, 1999 to March 31, 2000, our originations group underwrote and acted as lead manager on 158 municipal bond issues worth approximately $306.1 million, ranking us 63rd in the United States.

     Our fiscal advisory group advises municipalities on the structure and terms of bond financings, particularly general obligation bond issues, throughout the upper mid-western United States. The fiscal advisory group also acts as advisor on municipal issues sold by competitive bid. According to Securities Data Corporation, in 1999, the group served as advisor on 34 municipal issues.

     Our corporate finance group assists small and emerging companies, including start-ups, in raising capital from both public and private sources. The group focuses on

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

companies in the upper midwest. It provides financial advisory services, manages or co-manages public offerings of equity and debt, and arranges private placement of securities.

     For the year ended March 31, 2000, we placed approximately $21 million in offerings of equity securities of ten emerging companies. In 1999, we raised approximately $20 million in capital for 11 companies; in 1998, we raised $10.4 million in capital for four companies; and in 1997, we raised $6.8 million in capital for three companies. In private placements, we typically raise between one and five million dollars per transaction. Prior to 1999, a majority of our transactions were in the medical devices and technology industry.

     We also maintain a research department that provides analysis, investment recommendations and market information on emerging growth companies. As of March 31, 2000, we employed five research analysts covering approximately 20 companies. We also supplement internal research with research products from independent organizations.

OUR STRATEGY

     Our strategy is to continue to expand our online trading business while continuing to offer and expand our full service brokerage business to increase our presence in our niche markets. By improving and enhancing the products and services offered through our full service brokerage business, we will continue to increase our customer base. Additionally, our online brokerage growth strategy is to offer a turn-key online brokerage service to financial institutions and affinity groups and Internet portals. This service, which we call our private label program, provides small to medium-sized financial institutions and affinity groups and Internet portals an additional product for their customers or members. To date, we have focused on strategic alliances with online bank service providers, small to medium-sized financial institutions and affinity groups and other Internet portals. We hope to capitalize on all of these organizations' pre-existing client relationships. Financial institutions and affinity groups and Internet portals can offer our online brokerage services to their clients and members without incurring the large capital costs associated with developing in-house technology. These financial institutions and groups have the option of marketing the online brokerage service as "Online Brokerage Solutions" or to private label the product under their own names. A stand-alone "Stockwalk.com" service is also available.

     To pursue our strategy, we plan to continue making strategic acquisitions of brokerage firms and companies with technologies or businesses to complement our traditional and online brokerage businesses. We will pursue three different types of firms in our acquisition strategy:

     - Online and traditional brokerage firms -- We intend to target online brokerage firms as well as traditional brokerage firms that have not made any significant commitment to the Internet. An ideal acquisition candidate will not be self-clearing, will possess a broad and active account base, substantial credit and debit balances, and will require the technology that a self-clearing firm can provide.

     - Niche brokerage firms -- We plan to take advantage of unique opportunities to establish a position in niche markets. Our first such acquisition involved the purchase of M-One Investment Securities, Inc., a company whose customer base is almost entirely Chinese-American. This demographic group is particularly attractive because 55% of Asian-Americans own computers. Our purchase of M-One was the first step in targeting Asian-American investors. We are also discussing private label opportunities with financial institutions that serve the Asian-American population.

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

     - Technology companies -- We intend to target companies whose technology strengthens our core competencies or whose unique technology is needed for us to retain a competitive edge. One such area is unique user interface technology. We will focus on technology that is robust, scalable and extendible so that features may be added quickly.

     We also plan to enter into strategic alliances to private label our online trading brand. The majority of these alliances will be with online bank service providers, small to medium-sized financial institutions and affinity groups and Internet portals, with the goal of pulling the financial institutions' customers and affinity group's and Internet portal's members through to the Online Brokerage Solutions website. Our private label program will allow financial institutions and affinity groups and Internet portals to provide online brokerage services to their customers or members without having to make large capital expenditures to support online technology. At the same time, we believe that we will benefit from these relationships because we will gain exposure to a large number of potential customers without the use of expensive national advertising campaigns.

     Our planned mergers with Kinnard and Steichen constitute major steps in our growth strategy. Both of these traditional brokerage firms have a solid presence in the Minneapolis-St. Paul market, and both serve the same types of companies and investors that make up our current clientele. Along with providing active account bases and significant additional licensed representatives, these firms will assist us in continuing to generate business from small capitalization and emerging start-up companies. Additionally, because Kinnard is not a self-clearing firm, we will be gaining additional business for our clearing division.

RECENT DEVELOPMENTS

     In March 2000, we completed a $11.7 million private placement, net of offering expenses, of approximately 1,600,000 shares of our common stock. In this placement, each investor also received a three-year warrant to purchase one additional share of common stock at $10.00 per share for each ten shares purchased.

     Our license agreement with Telescan, Inc., completed in March 2000, allows us to private label Telescan's online financial analytical tools with our online brokerage services. Thus, both our direct customers and customers we obtain via our private label agreements will have access to sophisticated financial information. We also purchased a three-year renewable license to market and sub-license Telescan's system operation services on both an exclusive and non-exclusive basis to certain banks and broker-dealers. In connection with this license agreement, we issued Telescan 309,000 shares of our common stock at $7.50 per share, along with warrants to purchase 30,900 shares at $10.00 per share. Approximately $1.8 million of this amount was applied to eliminate obligations related to the license. A portion of these shares were allocated to full payment of monthly license service fees.

     In April 2000, our MJK subsidiary acquired the brokerage assets of Concord Services, LLC, a Chicago, Illinois, registered broker-dealer. Concord services approximately 1,100 primarily individual accounts holding assets of approximately $800 million. The entire purchase price is payable over a five-year period out of future commissions earned by us from transactions in the customer accounts acquired.

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

     In June 2000, we renamed our Arnold Securities broker-dealer subsidiary Online Brokerage Solutions, Inc. This subsidiary will focus exclusively on offering our private label Stockwalk.com online brokerage services to Internet portals, small to medium-sized financial institutions and affinity groups.

COMPETITION

     We compete for investor funds with traditional brokerage firms and banks, insurance companies and mutual funds. Traditional brokerage firms rely on a network of internal or affiliated brokers to solicit customer accounts, provide investment advice to clients, and execute transactions on their clients' behalf. Although there are many large national brokerage firms, such as Merrill Lynch and Morgan, Stanley Dean Witter, Discover & Company with which we compete, we more frequently encounter the following firms in the normal course of competing for traditional brokerage account funds:

     - American Express Service Corporation;

     - AG Edwards & Sons, Inc.;

     - Dain Rauscher Incorporated; and

     - U S Bancorp Piper Jaffray, Inc.

Our planned mergers with Kinnard and Steichen will significantly enhance our competitive presence among traditional brokerage firms in the Minneapolis-St. Paul area, including our ability to attract and retain brokers.

     Our online brokerage services offer clients the opportunity to direct their own investing activity without our advice. We offer Internet and direct dial connections to clients, allowing them to directly place orders without the need for contact with a live broker. Representative competitors for online brokerage services include the following:

     - Ameritrade;

     - Charles Schwab & Co., Inc.;

     - DLJdirect Inc.; and

     - E*Trade Securities, Inc.

     We do not have the resources or market presence to compete directly with the major online brokerage firms. Therefore, we have chosen to focus our efforts on our private label business and thereby use online bank service providers, financial institutions and affinity groups and Internet portals to market our products to their customers and members.

     We also face several competitors in the clearing business. Most of the competition for our clearing division business comes from the following companies:

     - Bear Stearns Securities Corp.;

     - Credit Suisse First Boston Corporation;

     - National Securities Corporation;

     - Southwest Securities, Inc.; and

     - U.S. Securities & Futures Corp.
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

     All of these firms provide clearing services including the confirmation, receipt, settlement and delivery functions involved in securities transactions. Many of our clearing competitors are substantially larger than us and may be able to offer more favorable terms to their clearing customers.

REGULATION

     The securities industry is subject to comprehensive regulation by federal and state governments, the various securities exchanges and self-regulatory bodies. The regulations cover all aspects of the securities business including sales methods, trade practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital levels of securities firms, record keeping and the conduct of employees. Violations of these rules and regulations can result in censure, fines, suspensions and loss of the right to do business. We have been in compliance with such rules and regulations in all material respects.

UNIFORM NET CAPITAL RULE

     As broker-dealers and member firms of the NASD, MJK, Stockwalk.com, Online Brokerage Solutions, Steichen and JGK are subject to the Uniform Net Capital Rule (the "Rule") promulgated by the SEC. The Rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to its customers. The Rule provides for two methods of computing net capital, and MJK has adopted what is generally referred to as the alternative method. Minimum net capital is defined under this method to be equal to 2% of customer debit balances, as defined. The NASD may also require a member organization to reduce its business if net capital is less than 5% of such aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends of its net capital is less than 5% of such aggregate debit items. In computing net capital, various adjustments are made to exclude assets which are not readily convertible into cash and to provide a conservative valuation of other assets such as a company's trading securities. Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the SEC and other regulatory bodies and may ultimately require its liquidation. All of our broker-dealer subsidiaries are in compliance with all net capital requirements.

EMPLOYEES

     As of March 31, 2000, we had approximately 367 full-time employees. Of these, 285 were employed by MJK, and 82 were employed by Stockwalk.com. None of our employees is represented by a collective bargaining unit. As of the same date, Steichen employed approximately 282 full-time employees and had approximately 200 independent licensed sales representatives, and Kinnard employed approximately 264 employees.

PROPERTIES

     Our principal executive offices are located at 5500 Wayzata Boulevard, Minneapolis, Minnesota 55416 where we lease approximately 67,000 square feet of office space. The leases for these premises expire in March 2004. We also have leases for a total of approximately 32,000 square feet for our regional branch offices, with month-to-month leases or term leases terminating as late as February 2004. Our existing facilities are adequate for the short-term future, especially if we complete the Steichen and Kinnard

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

acquisitions. If we outgrow our existing facilities, we believe that additional space can be timely obtained on acceptable terms. Steichen leases approximately 24,000 square feet of space at its principal Minneapolis office and leases a total of approximately 29,000 square feet in its branch offices, exclusive of offices where Steichen is not the lessee. Kinnard leases approximately 78,580 square feet of space at its principal Minneapolis office and leases a total of approximately 24,000 square feet in its branch offices.

LEGAL PROCEEDINGS

     Many aspects of our business involve substantial risks of liability, including exposure under federal and state securities laws in connection with the underwriting and distribution of securities. We do not presently maintain an errors and omissions insurance policy insuring us against these risks. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. Additionally, securities brokerage firms, including us, become parties to arbitrations brought by dissatisfied customers in the general course of business. At the present time, we are not a party to, nor is any property subject to, any pending legal proceedings, other than routine litigation or arbitration incidental to our business. We believe that we have good factual and legal defenses to pending proceedings, and we do not expect that losses related to any of these proceedings, in the aggregate, will be material.

     In December 1999, Kinnard received a binding arbitration award of approximately $16.6 million against Dain Rauscher Incorporated in conjunction with the wrongful recruiting of certain investment executives by Dain from Kinnard. Confirmation of the award has been sought from the Hennepin County District Court in Minneapolis, and Dain Rauscher has asked the court to vacate the award. See footnote 2 to Kinnard's financial statements.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:


       NAME           AGE                       POSITION(S)
       ----           ---                       -----------
Eldon C. Miller...    59     Chief Executive Officer and Chairman of the Board
David B.              49     President and Director
  Johnson.........
Paul R. Kuehn.....    57     President of MJK and Director
Stanley D. Rahm...    68     Treasurer of MJK and Director
Todd W. Miller....    36     Chief Financial Officer
Philip T.             41     Senior Vice President, General Counsel and
  Colton..........           Secretary
Andrew R.             49     Chief Information and Technology Officer
  Guzman..........
Robert J.             46     Chief Executive Officer of Online Brokerage
  Vosburgh........           Solutions
Frank H. Lallos...    29     President of Stockwalk.com
Randy Nitzsche....    36     Chief Executive Officer of Stockwalk.com
N. Lee Wesley.....    59     Director
George E. Kline...    63     Director
Richard J.            52     Director
  Nigon...........


     Eldon C. Miller founded Miller Securities, Inc., our predecessor, in December 1980. He has served as Chairman of the Board and as Chief Executive Officer since our inception. Prior to forming Miller Securities, Mr. Miller was a Vice President of Miller & Schroeder Municipals for more than seven years. Mr. Miller is a 1968 graduate of Stonier Graduate School of Banking at Rutgers University.

     David B. Johnson, President, has served as Executive Vice President and as a director of MJK since MJK purchased certain assets of McClees Investments, Inc. in July 1989. Mr. Johnson served as Senior Vice President of McClees Investments, Inc. from January 1987 to June 1989. Prior to January 1987, Mr. Johnson acted as Senior Vice President of Miller Securities for more than five years.

     Paul R. Kuehn, director, has served as President and director of MJK since MJK purchased certain assets of McClees Investments, Inc. in July 1989. Mr. Kuehn served as President of McClees Investments, Inc. from February 1988 to July 1989. Prior to 1989, Mr. Kuehn was Senior Vice President of Marketing for Craig Hallum, Inc., a Minneapolis-based broker-dealer, for more than 17 years.

     Stanley D. Rahm, director, has served as Treasurer and as a director of MJK since inception in 1989. Prior to 1989, Mr. Rahm was a Vice President of Miller & Schroeder Municipals, Inc., a Minneapolis-based broker-dealer, for seven years.

     Todd W. Miller, Chief Financial Officer and Senior Vice President of MJK's clearing division, has been employed by Miller, Johnson & Kuehn, Inc. since 1982. He is responsible for founding MJK's clearing division. He was a member of the NASD's District 4 Business Conduct Committee from 1996 to 1998 and served as its Chairman during 1998. He is licensed by NASD as a Registered Representative (Series 7), General Securities Principal (Series 24) and Financial and Operations Principal (Series 27). Mr. Miller holds a CPA certificate from the State of Minnesota. He received his MBA and BS degrees from the University of Minnesota.

     Philip T. Colton became Senior Vice President and General Counsel to the Company in September 1999. Mr. Colton has served as Secretary of the Company and its various

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

predecessors since January 1998. Mr. Colton graduated with honors from the University of Minnesota Law School in 1984, where he was a member and editor of the Minnesota Law Review. Mr. Colton also served as a law clerk to Justice Glenn
E. Kelley of the Minnesota Supreme Court. For the previous 15 years, Mr. Colton practiced law at the Minneapolis law firm of Maun & Simon, PLC, principally in the areas of corporate finance, mergers and acquisitions, and securities and broker/dealer regulation.

     Andrew R. Guzman, Chief Information and Chief Technology Officer, joined us on September 1, 1999. He has more than 25 years of strategic, information technology consulting and senior management experience in the financial services industry. Mr. Guzman has managed the strategic planning, financial, technological and project-management activities of various firms, as well as the pursuit of new markets, joint ventures and alliances. He was employed by Olympic Financial (now Arcadia Financial) and other related financial services companies. Mr. Guzman earned a bachelor of arts degree in Political Science and the Sciences from Brown University. He also graduated from the University of Virginia (McIntire School of Commerce) Graduate School of Retail Bank Management.

     Robert J. Vosburgh joined us as Chief Operating Officer on August 1, 1999. In June 2000, Mr. Vosburgh was named the Chief Executive Officer of Online Brokerage Solutions. He comes from Wells Fargo's (formerly Norwest Financial) Private Client Services Group, where he was Senior Vice President for the Twin Cities area. He also managed sales for the brokerage, portfolio management, trust and private banking operations. In addition, he led Norwest's Investments & Insurance merger team and held the post of Senior Vice President, Strategic Programs, for the Investments and Insurance group. Mr. Vosburgh's seven years at Norwest also included five years managing the institutional sales groups in Iowa and Nebraska. Mr. Vosburgh is a graduate of Iowa State University (Aerospace Engineering) and completed his master's degree and Ph.D. coursework in Astronautical Engineering at the University of Tennessee.

     Frank H. Lallos, President of Stockwalk.com, Inc., joined the Company in February 2000. Previously, he was a Senior Financial Services Analyst at Gomez Advisors, Inc. in Lincoln, Massachusetts. At Gomez, Mr. Lallos covered online brokerage and insurance companies and was one of the firm's personal finance domain experts. Prior to his tenure at Gomez Advisors, Mr. Lallos was Director of Finance for Fidelity Investments' customer marketing and development group. He holds a master's degree in business administration from the William E. Simon Graduate School of Business Administration at the University of Rochester (NY). He also holds a bachelor's degree in economics and political science from the same university. Additionally, he has a Chartered Financial Analyst (CFA) designation and is a member of the Phi Beta Kappa society.

     Randy Nitzsche, Chief Executive Officer of the online brokerage division (or Stockwalk.com), has been employed by MJK since 1994. Prior to 1999, he was a Vice President in the clearing division. His efforts led to significant growth in the number of correspondents serviced by MJK, from two in 1994 to approximately 55 today. Prior to his work at MJK, Mr. Nitzsche was employed by the Chicago Stock Exchange in a variety of roles, including product and sales management.


     N. Lee Wesley, director, has been a private investor in real estate and securities for more than five years. He is the general partner of Standard Mill Limited Partnership, the owner of the Whitney Hotel, a 97 room luxury hotel located in Minneapolis, Minnesota. He was formerly the Vice-Chairman of Wesley-Jesson, Inc., a contact lens company, and is currently a director of the National Eye Research Foundation. Mr. Wesley has a Doctor of Ministry from the Chicago Theological Seminary, an MBA from the University of Chicago and a Bachelor of Science degree in industrial engineering from the University of Michigan.

     George E. Kline, director, is a private investor. Mr. Kline has more than 30 years of experience in venture capital related fields. He has been a director of more than 55 publicly owned companies, and an investor in over 160 companies. During this period, he has conducted many of his activities through his business, Venture Management. Through Venture Management, Mr. Kline has assisted companies in the areas of raising private investment capital, negotiating and arranging public and private stock offerings, bank term loans and lines of credit, merger and acquisition activity, and internal management consulting on financial matters.

     Richard J. Nigon, director, is Chief Financial Officer of Dantis, Inc., a company formed in January 2000 for the purpose of developing an extensive Web hosting business. Prior to joining Dantis, Inc., Mr. Nigon was with Ernst & Young LLP for 30 years, most recently as a partner for the past 18 years. For a three-year period at Ernst & Young LLP, Mr. Nigon was head of the Minneapolis Entrepreneurial Services Group, and focused on securing financing for venture-backed start-up organizations as well as retail and consumer product manufacturing companies. Mr. Nigon is a graduate of Saint John's University of Minnesota.

     In addition, upon completion of the Steichen transaction, Messrs. John E. and John C. Feltl will become directors of our company. John E. Feltl is the principal shareholder of Steichen. Since 1986, when he acquired Steichen, Mr. Feltl has been that firm's Chief Executive Officer. Since 1994, Mr. John C. Feltl has been employed by Steichen in various capacities, most recently as a principal and the director of corporate finance.

                        DESCRIPTION OF CONVERTIBLE NOTES

     The Convertible Notes will be issued under an Indenture between us and Firstar Minnesota Bank, N.A. as Trustee. The following summaries of key provisions of the indenture are not complete. Potential buyers of the Convertible Notes should read the indenture because it and not this summary description defines the rights of holders of the Convertible Notes. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL


     The Convertible Notes are our general obligations, subordinate in right of payment to other obligations of the Company as described under "Subordination." The total principal amount of Convertible Notes will be limited to $20 million ($23.0 million if the underwriters' over-allotment option is exercised in full) and will mature on August 1, 2005.


     The indenture does not contain any financial covenants or any restrictions on our payment of dividends, incurrence of Senior Debt or issuance or repurchase of securities. The indenture contains no covenants or other provisions to afford protection to holders of the Convertible Notes in the event of a highly leveraged transaction or a change in control of our company, except to the extent described under "Repurchase at Option of Holders upon a Change of Control."


     The Convertible Notes will bear interest at the rate shown on the front cover of this prospectus from August 1, 2000. Interest is payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2001 until the principal amount is paid or made available for payment. Interest will be paid to the person or entity in whose name the Convertible Note is registered at the close of business on the February 1 and August 1 next preceding the Interest Payment Date. Interest on the Convertible Notes at such rate will be computed on the basis of a 360-day year, comprised of twelve 30-day months.



     You may convert the Convertible Notes into shares of common stock initially at the conversion rate stated on the front cover of this prospectus, subject to adjustment upon the occurrence of the events described under "Conversion Rights," at any time prior to the close of business on July 31, 2005, unless previously redeemed or repurchased.



     We may, at our option, redeem some or all of the Convertible Notes at any time on or after August 1, 2003, at the declining redemption prices listed under "Optional Redemption." Upon some specific kinds of change of control events relating to us, we are required to make an offer to purchase the Convertible Notes from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest, if any, as described below under "Repurchase at Option of Holders Upon a Change of Control."


     The principal of, premium, if any, and interest on the Convertible Notes will be payable and the Convertible Notes may be surrendered for registration of transfer, exchange and conversion at the office or agency of the Trustee. In addition, we may at our option pay interest by check mailed to the address of the person or entity entitled thereto as it appears in the security register. See "Payment and Conversion." Payments, transfers, exchanges and conversions relating to beneficial interests in Convertible Notes issued in book-entry form will be subject to the procedures applicable to Global Convertible Notes described below.

     We will initially appoint the Trustee at its corporate trust office as our paying agent, transfer agent, registrar and conversion agent for the Convertible Notes. In such capacities, the Trustee will be responsible for, among other things:

          (1) maintaining a record of the aggregate holdings of Convertible Notes represented by the Global Convertible Notes and accepting Convertible Notes for exchange and registration of transfer;

          (2) ensuring that payments of principal, premium (if any) and interest received from us by the Trustee in respect of the Convertible Notes are duly paid to The Depository Trust Company ("DTC") or its nominees;

          (3) transmitting to us any notices from holders of the Convertible Notes;

          (4) accepting conversion notices and related documents and transmitting the relevant items to us; and

          (5) delivering certificates for common stock issued upon conversion of the Convertible Notes.

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     Convertible Notes will be issued only in fully registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples in excess thereof. Convertible Notes sold in the offering will be issued only against payment therefor in immediately available funds.

     The Convertible Notes initially will be represented by one or more Convertible Notes in registered, global form without interest coupons (collectively, the "Global Convertible Notes" or "Global Convertible Note"). The Global Convertible Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Transfers of beneficial interests in the Global Convertible Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     Except as set forth below, the Global Convertible Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may not exchange beneficial interests in the Global Convertible Notes for Convertible Notes in certificated form except in the limited circumstances described below under "Exchanges of Book-Entry Convertible Notes for Certificated Convertible Notes."

     We will not charge a service charge for registration of transfer or exchange of Convertible Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

EXCHANGES OF BOOK-ENTRY CONVERTIBLE NOTES FOR CERTIFICATED CONVERTIBLE NOTES

     You may not exchange a beneficial interest in a Global Convertible Note for a Convertible Note in certificated form unless:

          (1) DTC either notifies us that it is unwilling or unable to continue as depositary for the Global Convertible Note or has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we then fail to appoint a successor depositary;

          (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Convertible Notes in certificated form; or

          (3) there shall have occurred and be continuing an event of default or any event which after notice or lapse of time or both would be an event of default with respect to the Convertible Notes.

     In all cases, certificated Convertible Notes delivered in exchange for any Global Convertible Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL CONVERTIBLE NOTES

     The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within DTC's control and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

     DTC has advised us that it is

          (1) a limited purpose trust company organized under the laws of the State of New York;

          (2) a member of the Federal Reserve System;

          (3) a "clearing corporation" within the meaning of the Uniform Commercial Code; and

          (4) a "Clearing Agency" registered pursuant to the provisions of
     Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     DTC has advised us that its current practice, upon the issuance of a Global Convertible Note, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Convertible Note to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the Global Convertible Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL CONVERTIBLE NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE CONVERTIBLE NOTES REPRESENTED BY SUCH GLOBAL CONVERTIBLE NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE CONVERTIBLE NOTES. Except in the limited circumstances described above under "Exchanges of Book-Entry Convertible Notes for Certificated Convertible Notes," owners of beneficial interests in a Global Convertible Note will not be entitled to have any portions of such Global Convertible Note registered in their names, will not receive or be entitled to receive physical delivery of Convertible Notes in definitive form and will not be considered the owners or holders of the Global Convertible Note (or any Convertible Notes represented thereby) under the indenture or the Convertible Notes.

     Investors may hold their interests in the Global Convertible Note directly through DTC, if they are participants in such system, or indirectly through organizations that are participants in such system. All interests in a Global Convertible Note will be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Convertible Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which, in turn, act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Convertible Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Payments of the principal of, premium, if any, and interest on the Convertible Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Convertible Note. We, the Trustee and our agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Convertible Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Convertible Note representing any Convertible Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Convertible Note for such Convertible Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Convertible Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

     Interests in the Global Convertible Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests therefore will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of Convertible Notes (including the presentation of Convertible Notes for exchange as described below and the conversion of Convertible Notes) only at the direction of one or more participants to whose account with DTC interests in the Global Subordinated Notes are credited and only in respect of such portion of the aggregate principal amount of the Convertible Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Convertible Notes, DTC reserves the right to exchange the Global Convertible Notes for Convertible Notes in certificated form, and to distribute such Convertible Notes to its participants.

     We, the Trustee and our agents will not have any responsibility for the performance by DTC, its participants or indirect participants of its respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Convertible Notes.

PAYMENT AND CONVERSION

     The principal of the Convertible Notes will be payable in U.S. dollars, against surrender thereof at the office or agency of the Trustee. Payment of interest on a Convertible Note may be made by check mailed to the address of the person entitled thereto as such address shall appear in the security register.

     Any payment on a Convertible Note due on any day that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close.

     Convertible Notes may be surrendered for conversion at our office or agency in New York, New York, at any other office or agency we maintain for such purpose. In the case of Global Convertible Notes, DTC will effect conversion upon notice from the holder of a beneficial interest in a Global Convertible
Note in accordance with its rules and procedures. Convertible Notes surrendered for conversion must be accompanied by a conversion notice and any payments in respect of interest, as applicable, as described below under "Conversion Rights."

CONVERSION RIGHTS

     The holder of any Convertible Note will have the right, at the holder's option, to convert any portion of the principal amount of a Convertible Note that is an integral multiple of $1,000 into shares of common stock, unless previously redeemed or repurchased, at a conversion rate equal to the number of shares per $1,000 principal amount of Convertible Notes shown on the front cover of this prospectus (the "Conversion Rate"), subject to adjustment as described below under "Anti-Dilution Adjustments." The right to convert a Convertible Note called for redemption or delivered for repurchase will terminate at the close of business on the redemption date or repurchase date for such Convertible Note, unless we default in making the payment due upon redemption or repurchase, as the case may be.

     The right of conversion attaching to any Convertible Note may be exercised by the holder by delivering the Convertible Note at our office or agency in New York, New York, at any other office or agency we maintain for such purpose and at the office or agency of any additional conversion agent appointed by us, accompanied by a duly signed and completed notice of conversion. The Trustee or any conversion agent will provide you with a copy of the notice of conversion. The conversion date will be the date on which the Convertible Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the Trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share or, at our option, rounded up to the next whole number of shares. The Trustee will send such certificate to the Conversion Agent for delivery to the holder. Such shares of common stock issuable upon conversion of the Convertible Notes, in accordance with the provisions of the indenture, will be fully paid and nonassessable and will also rank pari passu with the other shares of common stock outstanding from time to time.

     Holders that surrender Convertible Notes for conversion on a date that is not an interest payment date are not entitled to receive any interest for the period from the immediately preceding interest payment date to the date of conversion, except as described below. However, holders of Convertible Notes on a regular record date, including Convertible Notes surrendered for conversion after the regular record date, will receive the interest payable on such Convertible Notes on the next succeeding interest payment date. Accordingly, any Convertible Note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of Convertible Notes being surrendered for conversion; provided, however, that no such payment will be required upon the conversion of any Convertible Note (or portion thereof) that has been called for redemption or that is eligible to be delivered for repurchase if, as a result, the right to convert such Convertible Note would terminate during the period between such regular record date and the close of business on the next succeeding interest payment date.

     No other payment or adjustment for interest, or for any dividends in respect of common stock, will be made upon conversion. Holders of common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. No fractional shares will be issued upon conversion. In lieu of fractional shares, we will calculate an appropriate amount to be paid in cash on the basis set forth in the indenture or, at our option, round up to the next whole number of shares.

     A holder delivering a Convertible Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, we will not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than that of the holder of the Convertible Note. Certificates representing shares of common stock will not be issued or delivered unless the person requesting such issue has paid to us the amount of any such tax or duty or has established to our satisfaction that such tax or duty has been paid.

ANTI-DILUTION ADJUSTMENTS

     The Conversion Rate is subject to adjustment in certain events, including:

          (1) dividends (and other distributions) payable in common stock on shares of our capital stock;

          (2) the issuance to all holders of our common stock of certain rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price (determined as provided in the indenture) of common stock as of the record date for holders entitled to receive such rights, options or warrants;

          (3) subdivisions, combinations and reclassifications of our common stock;

          (4) distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock or other property (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (1) and (2) above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the penultimate paragraph on this page applies);

          (5) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) above, or cash distributed upon a merger or consolidation to which the penultimate paragraph on this page applies) to all holders of common stock in an aggregate amount that, combined together with (a) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (b) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock, to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the date of payment (the "Current Market Price"), concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the then current market price of the common stock and the number of shares of common stock then outstanding) on the record date for such distribution; and

          (6) the successful completion of a tender offer made by us or any of our subsidiaries for common stock, to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the Current Market Price at such time, the aggregate amount of which, together with (a) any cash and other consideration in excess of the then current market price paid in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We reserve the right to make such increases in the Conversion Rate in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. We shall compute any adjustments to the conversion price and will give notice to the holders of any such adjustments.

     In case we consolidate or merge with or into another entity or another entity merges into us (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the common stock), or in the case of any conveyance, sale, transfer or lease of all or substantially all of our properties and assets, each Convertible Note then outstanding will, without the consent of the holder of any Convertible Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, conveyance, lease or other transfer by a holder of the number of shares of common stock into which such Convertible Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Convertible Note was then convertible).

     We from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such increase, if our board of directors has made a determination that such increase would be in our best interests, which determination shall be conclusive. No such increase will be taken into account for purposes of determining whether the closing price of the common stock exceeds the Conversion Price (as defined below) by 105% in connection with an event which otherwise would be a Change of Control.

     If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which Convertible Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of Convertible Notes. See "Certain Federal Tax Considerations."

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Convertible Notes (including amounts payable on any redemption or repurchase) will be subordinated in right of payment to the extent set forth in the indenture to the prior full and final payment of all of our Senior Debt. "Senior Debt" means the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding) on, and all fees and other amounts (including collection expenses, attorney's fees and late charges) owing with respect to, the following, whether direct or indirect, absolute or contingent, secured or unsecured, due or to become due, outstanding at the date of execution of the indenture or thereafter incurred, created or assumed:

          (1) our indebtedness for money borrowed or evidenced by credit or loan agreements, debentures, bonds, notes or similar instruments;

          (2) our reimbursement obligations with respect to letters of credit, bankers' acceptances and similar facilities issued for our account;

          (3) every obligation we issue or assume as the deferred purchase price of property or services purchased by us, excluding any trade payables and other accrued liabilities incurred in the ordinary course of business;

          (4) our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

          (5) our obligations under interest rate and currency swaps, caps, floors, collars or similar arrangements intended to protect us against fluctuations in interest or currency exchange rates;

          (6) others' indebtedness of the kinds described in the preceding clauses (1) through (5) that we have assumed, guaranteed or otherwise assured the payment thereof, directly or indirectly; and

          (7) deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness or obligation described in the preceding clauses (1) through (6).

     Despite the above, the following will not constitute Senior Debt:

          (1) any particular indebtedness or obligation that we owe to any of our direct and indirect subsidiaries;

          (2) any indebtedness incurred for the purchase of goods or materials or for services obtained in the ordinary course of business (other than with proceeds of money borrowed); and

          (3) any particular indebtedness, deferral, renewal, extension or refunding if it is expressly stated in the governing terms or in the assumption thereof that the indebtedness involved is not senior in right of payment to the Convertible Notes or that such indebtedness is equal with or junior to the Convertible Notes.

     No payment on account of principal of or premium, if any, or interest on the Convertible Notes may be made if:

     - we default in our obligations to pay principal, premium, interest or other amounts on our Senior Debt, including a default under any redemption or repurchase obligation (a "Payment Default"), and the default continues beyond any grace period that we may have to make those payments; or

     - a default (other than a Payment Default) occurs and is continuing on any Designated Senior Debt, as defined below, and (1) the default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the Trustee has received a notice (a "Payment Blockage Notice") of the default from a holder of the Designated Senior Debt (or, in the case of a syndicated credit facility, the agent or representative of the lenders thereunder).

     If payments of the Notes have been blocked by a Payment Default, payments on the Notes may resume (including missed payments, if any) when the Payment Default has been cured or waived. If payments on the Notes have been blocked by a default (other than a Payment Default) payments on the Notes may resume (including missed payments, if any) on the earlier of (1) the date on which such default is cured or waived, or (2) 179 days after the date on which the Trustee receives the Payment Blockage Notice.

     No nonpayment default that existed on the day a Payment Blockage Notice as delivered to the Trustee can be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of Designated Senior Debt has blocked payment on the Notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced until both of the following are satisfied:

     - 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

     - all scheduled payments of principal, any premium and interest on the Notes that have come due have been paid in full in cash.

     "Designated Senior Debt" means our obligations under any particular Senior Debt in which the instrument creating or evidencing the debt, or the assumption or guarantee of the debt, or related agreements or documents to which we are a party, expressly provides that the indebtedness will be "Designated Senior Debt" for purposes of the Indenture. That instrument, agreement or other document may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt.

     Upon any acceleration of the principal due on the Convertible Notes or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due on all Senior Debt must be paid in full before the holders of the Convertible Notes are entitled to receive any payment. By reason of such subordination, in the event of our insolvency, our creditors who are holders of Senior Debt may recover more, ratably, than the holders of the Convertible Notes, and such subordination may result in a reduction or elimination of payments to the holders of the Convertible Notes. As of March 31, 2000, we had approximately $55.6 million of debt outstanding which would be entitled to payment prior to the Convertible Notes.

     In addition, the Convertible Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of our subsidiaries.

     The indenture does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including Senior Debt.

OPTIONAL REDEMPTION


     On or after August 1, 2003, we may redeem the Convertible Notes, in whole or in part at our option, upon not less than 30 nor more than 60 days' prior notice as provided under "Notices" below, at the redemption prices set forth below. Such redemption prices

(expressed as a percentage of principal amount) are as follows for the 12-month period beginning on August 1 of the following years:


                           YEAR                               PRICE
                           ----                               -----
2003......................................................       %
2004......................................................       %
2005......................................................    100%

in each case together with accrued interest to the redemption date.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     If a Change of Control (as defined below) occurs, each holder of Convertible Notes shall have the right, at the holder's option, to require us to repurchase all of such holder's Convertible Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date that is no later than 45 days after the date of the Company Notice (as defined below), at a price in cash equal to 101% of the principal amount of the Convertible Notes to be repurchased, together with interest accrued to the repurchase date (the "Repurchase Price").

     We may, at our option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price by issuing shares of common stock. The number of shares of common stock tendered in payment shall be determined by dividing the Repurchase Price by the value of the common stock, which for this purpose shall be equal to 95% of the average of the closing sale prices of the common stock for the five consecutive trading days ending on and including the third trading day preceding the repurchase date.

     On or before the 30th day after the occurrence of a Change of Control, we are obligated to give to all holders of the Convertible Notes notice, as provided in the indenture (the "Company Notice"), of the occurrence of such Change of Control and of the repurchase right arising as a result thereof. To exercise the repurchase right, a holder of Convertible Notes must deliver on or before the third day prior to the repurchase date irrevocable written notice to the Trustee of the holder's exercise of such right, together with the Convertible Notes with respect to which the right is being exercised. After the Convertible Notes are issued, the following events will be deemed to be Changes in Control:

          (1) any entity's acquisition of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling such entity to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any such acquisition by us or any of our employee benefit plans; or

          (2) our consolidation or merger with or into any other entity, any merger of another entity into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another entity (other than (a) any such transaction that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock and pursuant to which holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving entity immediately after such transaction and (b) any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity).

     A Change of Control will not be deemed to have occurred if the closing sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the date of the Change of Control or the date of public announcement of the Change of Control (in the case of a Change of Control under clause (1) above) or ending immediately before the Change of Control (in the case of a Change of Control under clause (2) above) equals or exceeds 105% of the Conversion Price of the Convertible Notes in effect on each such trading day.

     We may, to the extent permitted by applicable law, at any time purchase Convertible Notes in the open market or by tender at any price or by private agreement. Subject to certain limitations imposed by the underwriting agreement with the underwriters, any Convertible Note so purchased by us may be reissued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any Convertible Notes surrendered as aforesaid may not be reissued or resold and will be cancelled promptly.

     The foregoing provisions would not necessarily afford holders of the Convertible Notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other entity or, directly or indirectly, convey, transfer, sell or lease all or substantially all of our properties and assets to any entity, and we may not permit any entity to consolidate with or merge into us or convey, transfer, sell or lease all or substantially all of its properties and assets to us, unless:

          (1) the entity formed by such consolidation or into or with which we are merged or the entity to which our properties and assets are so conveyed, transferred, sold or leased, expressly assumes the due and punctual payment of the principal of and, premium, if any, and interest on the Convertible Notes and the performance of our other covenants under the indenture and has provided for conversion rights as described above under "Conversion Rights"; provided that a transaction that results in us becoming a non-United States entity will be deemed to be a "Change of Control" for purposes of the holders' option to require us to repurchase the Convertible Notes described above;

          (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

          (3) we have provided to the Trustee an officer's certificate and opinion of counsel as provided in the indenture.

EVENTS OF DEFAULT

     The following will be Events of Default under the indenture:

          (1) our failure to pay principal of or premium, if any, on any Convertible Note when due, including our failure to purchase any Convertible Note when required upon a Change of Control, whether or not the subordination provisions of the indenture prohibit such payment;

          (2) our failure to pay any interest on any Convertible Note when due, continuing for 30 days, whether or not the subordination provisions of the indenture prohibit such payment;

          (3) our failure to provide notice of a Change of Control, whether or not the subordination provisions of the indenture prohibit such payment;

          (4) our failure to perform any of our other material covenants in the indenture, continuing for 60 days after the Trustee or the holders of at least 25% in aggregate principal amount of outstanding Convertible Notes give us written notice; and

          (5) certain events of our bankruptcy, insolvency or reorganization.

     Subject to the provisions of the indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Convertible Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default (other than an Event of Default specified in clause
(5) above) occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Convertible Notes may accelerate the maturity of all Convertible Notes. If an Event of Default specified in clause (5) occurs and is continuing, the principal of and any accrued interest on all of the Convertible Notes then outstanding will become due and payable immediately without any act on the part of the Trustee or any holder.

     At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration has been issued, the holders of a majority in aggregate principal amount of outstanding Convertible Notes may, under certain circumstances as set forth in the indenture, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the indenture. For information as to waiver of defaults, see "Modification, Amendments and Waiver."

     No holder of any Convertible Note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Convertible Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding

Convertible Notes a direction inconsistent with such request and the Trustee has failed to institute such proceeding within 90 days. However, such limitations do not apply to a suit instituted by a holder of a Convertible Note for the enforcement of payment of the principal of or premium, if any, or interest on such Convertible Note on or after the respective due dates expressed in such Convertible Note or of the right to convert such Convertible Note in accordance with the indenture.

     We will be required to furnish to the Trustee annually a statement as to our performance of some of our obligations under the indenture and as to any default in such performance.

MODIFICATION, AMENDMENTS AND WAIVER

     The indenture will contain provisions permitting us and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders. Generally, modifications and amendments of the indenture can only be made with the written consent of the holders of not less than a majority in principal amount of the Convertible Notes at the time outstanding. However, no such modification or amendment may, without the consent of the holder of each outstanding Convertible Note affected thereby,

          (1) change the stated maturity of the principal of, or any installment of interest on, any Convertible Note;

          (2) reduce the principal amount of any Convertible Note, or the premium, if any on any Convertible Note, or reduce the rate of interest on, any Convertible Note;

          (3) change the place or currency of payment of principal of, premium, if any, or interest on any Convertible Note;

          (4) impair the right to institute suit for the enforcement of any payment on or with respect to, or the right to convert, any Convertible Note;

          (5) except as otherwise permitted or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of our property and assets, adversely affect the right to convert Convertible Notes;

          (6) modify the subordination provisions in a manner adverse to the holders of the Convertible Notes;

          (7) reduce the above-stated percentage of aggregate principal amount of outstanding Convertible Notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

          (8) waive a default or Event of Default in the payment of principal of, or premium, if any, on the Convertible Notes, other than a rescission of acceleration by holders of at least a majority in aggregate principal amount of the Convertible Notes and a waiver of the payment default resulting from the acceleration; or

          (9) amend any provision of the indenture relating to waivers of past defaults or the rights of holders to receive payments of principal of or interest on the Convertible Notes.

     The holders of a majority in aggregate principal amount of outstanding Convertible Notes may waive our compliance with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding Convertible Notes may waive any past default by us under the indenture, except a default in the payment of principal, premium, if any, or interest or a default in any covenant or provision which under the indenture cannot be modified or amended without the consent of each holder of outstanding Convertible Notes.

NOTICES

     Notice to holders of the Convertible Notes will be given by mail to the addresses of such holders as they appear in the security register. Such notices will be deemed to have been given on the date of mailing of the notice.

     Notice of an optional redemption of Convertible Notes will be given at least once not less than 30 nor more than 60 days prior to the redemption date (which notice shall be irrevocable) and will specify the redemption date and the redemption price.

PAYMENT OF STAMP AND OTHER TAXES

     We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Convertible Notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority therein.

GOVERNING LAW

     The indenture and the Convertible Notes will be governed by, and construed in accordance with, the laws of the State of Minnesota without regard to conflict of laws provisions.

THE TRUSTEE


     The Trustee for the holders of Convertible Notes issued under the indenture will be Firstar Bank, N.A. Firstar will also act as payment agent and transfer agent for the Convertible Notes.

                       CERTAIN FEDERAL TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income tax consequences, as of the date hereof, relating to the purchase, ownership and disposition of the Convertible Notes and of the common stock into which the Convertible Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service"), all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service will agree with such statements and conclusions.

     This summary deals only with holders that will hold the Convertible Notes and the common stock into which the Convertible Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code), and does not address all tax aspects that may be relevant to particular holders of the Convertible Notes and the common stock into which the Convertible Notes may be converted in light of their personal investment or tax circumstances, or to certain types of investors (including individual retirement accounts and other tax-deferred accounts, insurance companies, financial institutions, broker-dealers, traders in securities that elect mark-to-market accounting, tax-exempt organizations, holders holding the Convertible Notes as part of a hedge, straddle or conversation transaction, holders whose functional currency is not the United States dollar, some expatriates of the United States, non-resident alien individuals who have made valid elections to be treated as United States residents, or holders who are not United States Holders) subject to special treatment under the United States federal income tax laws. This summary discusses the tax considerations applicable to an initial purchaser of the Convertible Notes who purchases the Convertible Notes at their issue price in this offering and does not discuss the tax considerations applicable to subsequent purchasers of the Convertible Notes. Moreover, the effect of any applicable state, local or foreign tax law is not discussed.

     As used herein, the term "United States Holder" means a beneficial holder of Convertible Notes or common stock received on conversion of the Convertible Notes that is for United States federal income tax purposes a citizen or resident of the United States, a corporation, limited liability company or partnership organized under the laws of the United States or any political subdivisions thereof, an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of the substantial decisions of the trust.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE TAX TREATMENT MAY VARY DEPENDING UPON AN INVESTOR'S PARTICULAR SITUATION. INVESTORS CONSIDERING THE PURCHASE OF CONVERTIBLE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

     Interest on a Convertible Note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

MANDATORY AND OPTIONAL REDEMPTION

     In the event of a change of control, we will be required to offer to redeem all of the Convertible Notes at a redemption price equal to 101% of their aggregate principal amount on the date of purchase. Under Treasury Regulations issued under provisions of the Code relating to original issue discount (the "OID Regulations"), computation of yield and maturity of the Convertible Notes is not affected by such redemption rights and obligations if, based on all the facts and circumstances as of the issue date, payments on the Convertible Notes are significantly more likely than not to occur in accordance with the stated payment schedule of the Convertible Notes (which does not reflect a change in control). We believe, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that the Convertible Notes will be paid according to their stated schedule. Therefore, we will not take the redemption rights and obligations into account in determining the yield and maturity of the Convertible Notes.

     We may redeem the Convertible Notes, in whole or in part, at any time after July 15, 2003, at prices specified elsewhere herein, plus accrued and unpaid interest to the date of redemption. The OID Regulations contain rules for determining yield and maturity of any instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under the OID Regulations, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument. We believe that we will not be presumed to redeem the Convertible Notes prior to their stated maturity under the foregoing rules because the exercise of such option would not lower the yield-to-maturity of the Convertible Notes.

SALE, EXCHANGE OR REDEMPTION OF THE CONVERTIBLE NOTES

     Upon the sale, exchange or redemption of a Convertible Note (other than the conversion of a Convertible Note into common stock), a United States Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash and the fair market value of any other property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Convertible Note. A United States Holder's adjusted tax basis in a Convertible Note generally will equal the cost of the Convertible Note to such holder. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder's holding period in the Convertible Note is more than one year at the time of sale, exchange or redemption. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 20%. The characterization of income as capital gain or loss is also relevant for purposes of, among other things, limitations with respect to the deductibility of capital losses.

CONSTRUCTIVE DISTRIBUTIONS

     The conversion price of the Convertible Notes may change under certain circumstances. Section 305 of the Code and applicable Treasury Regulations provide that under certain circumstances, adjustments in the conversion price of convertible securities (including the failure to adjust the conversion rate) may be treated as a constructive distribution of stock taxable as a dividend (to the extent of our current or accumulated earnings and profits) if, as a result of such adjustment, the proportionate interest of the holder of such convertible security in the assets or earnings and profits of the issuer is increased. Adjustments in the conversion price (or the failure to make such adjustments) of the Convertible Notes may result in constructive distributions to United States Holders if, and to the extent that, the adjustment in the conversion price increases any such holder's proportionate interest in our assets or earnings and profits. Any such constructive distribution will be taxed as ordinary income (subject to a possible dividends-received deduction for corporate holders) to the extent of our current or accumulated earnings and profits.

CONVERSION OF THE CONVERTIBLE NOTES

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a Convertible Note into common stock except to the extent of cash, if any, received in lieu of a fractional share of common stock. A holder's tax basis in the common stock received on conversion of a Convertible Note will be the same as such holder's adjusted tax basis in the Convertible Note at the time of conversion (reduced by any basis allocable to a fractional share interest for which cash is received), and the holding period for the common stock received on conversion will generally include the holding period of the Convertible Note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share. Accordingly, cash received in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

DISTRIBUTIONS ON COMMON STOCK

     The gross amount of a distribution with respect to the common stock received upon a conversion of Convertible Notes will be treated as a dividend taxable as ordinary income on the date of receipt, to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such current or accumulated earnings and profits will first constitute a non-taxable return of capital to the extent of a holder's adjusted tax basis in the common stock and then will be treated as a capital gain realized on the disposition of the common stock. The portion of any distribution treated as a non-taxable return of capital will reduce such United States Holder's tax basis in such common stock.

     Subject to numerous limitations, to the extent distributions we make are treated as dividends, a United States Holder that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements of the Code may be entitled to a deduction under Section 243 of the Code in an amount equal to 70% of such dividend (the "Dividends-Received-Deduction"). With respect to common stock considered to be "portfolio stock," as defined in Section 246A of the Code, the Dividends-

Received-Deduction will be reduced to the extent that the common stock constitutes "debt financed portfolio stock." In addition, under certain circumstances, the receipt of a dividend on the common stock determined to be an "extraordinary dividend" may cause the holder's tax basis in the common stock to be reduced by the "nontaxed portion" of the dividend and could result in gain recognition pursuant to Section 1059 of the Code.

SALE OF COMMON STOCK

     Upon the sale or exchange of common stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the common stock. Such capital gain or loss will be subject to the rules relating to tax rates and holding periods discussed above under "-- Sale, Exchange or Redemption of the Convertible Notes." A United States Holder's basis and holding period in common stock received upon conversion of a Convertible Note are determined as discussed above under "-- Conversion of the Convertible Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments to certain non-corporate United States Holders of (i) principal and interest on a Convertible Note, (ii) dividends on Common Stock, (iii) proceeds of the sale of a Convertible Note and (iv) proceeds of the sale of Common Stock. In addition, a 31% backup withholding tax may apply to such payments if the United States Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, or (ii) does not otherwise establish his entitlement to an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the United States Holder to a refund, provided that the required information is furnished to the Service.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


     We are currently authorized to issue an aggregate of 100,000,000 shares of capital stock, par value $.04 per share, of which 50,000,000 shares are designated as common stock. The remaining shares may be divided into classes and series as the Board of Directors may establish. As of July 26, 2000, 21,582,148 shares of our common stock were outstanding, and there were no other classes of shares outstanding. In connection with the Steichen and Kinnard transactions, we anticipate issuing approximately an aggregate of 8,750,000 shares of our common stock, subject to certain adjustments, approximately 2,400,000 shares of which will be issued to Kinnard shareholders and will be freely tradable, except for shares issued to certain Kinnard affiliates. Also, 2,000,000 shares will not be issued until two years after closing of the Steichen transaction.


     Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our shareholders, including the election of directors. Our Articles of Incorporation do not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights. All the currently outstanding shares of our common stock are fully paid and nonassessable.

STOCK OPTIONS


     We have authorized up to 1,500,000 shares of common stock to be reserved for granting either nonqualified or incentive stock options to officers and key employees under our 1995 Long-Term Incentive and Stock Option Plan. As of July 26, 2000, options to purchase a total of 1,176,663 shares of common stock under this plan were granted and outstanding, of which 215,376 are currently exercisable. We plan to increase the number of shares reserved for issuance of stock options under this plan to 3,000,000 shares.



     Under our 1996 Non-Employee Director Stock Option Plan, we have authorized up to 25,000 shares of common stock to be reserved for granting options. As of July 26, 2000, options to purchase a total of 13,125 shares of common stock have been issued under this plan, of which 5,625 remain outstanding and exercisable. We intend to increase the number of shares reserved for issuance of stock options under this plan to 500,000 shares.


WARRANTS

     In connection with private placements during the year ended March 2000, we issued warrants to purchase 223,619 shares of our common stock. The warrants are immediately exercisable at an initial price of $10.00 per share. An additional 124,278 warrants to purchase our common stock were issued in conjunction with various prior year debt and equity financing activities. All warrants are vested and expire between August 2000 and March 2003. Holders of the warrants are entitled to register the underlying shares in connection with certain registrations of shares proposed by us, unless the shares may otherwise be sold under Rule 144, or if the underwriter of the offering proposed by us is of the opinion that registration of such shares would have a significant adverse effect on the offering proposed by us. The underwriters have made such a determination in connection with the offering of the Convertible Notes if such rights are applicable to this offering. However, it is possible that these warrant shares may be sold in a future offering or under Rule 144.


     In connection with the Steichen merger, we will issue John E. Feltl a five-year warrant to purchase an aggregate of 300,000 shares of our common stock at 85% of the fair market value of such stock on the date of completion of the Steichen merger. Mr. Feltl will also have the right to convert $3.6 million into shares of our common stock two years after completion of the Steichen merger.


MINNESOTA ANTI-TAKEOVER LAW

     We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless the control share acquisition is approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, cause the acquiring person to have voting power in the election of directors to exceed any one of the following thresholds of ownership: 20%, 33 1/3% or 50%. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

TRANSFER AGENT


     The transfer agent for our common stock is Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to each of the underwriters named below, and each of such underwriters, for whom Southwest Securities, Inc. is acting as representative, has severally agreed to purchase from us the respective aggregate principal amount of Convertible Notes set forth opposite its name below:



                                                     PRINCIPAL AMOUNT
                   UNDERWRITER                           OF NOTES
                   -----------                       ----------------
Southwest Securities, Inc........................
Miller, Johnson & Kuehn, Incorporated............
R.J. Steichen & Company..........................
                                                       -----------
       Total.....................................      $20,000,000
                                                       ===========


     Under the terms and conditions of the Underwriting Agreement, the underwriters are committed to take and pay for all of the Convertible Notes offered hereby, if any are taken.


     Certain of our officers, directors and employees, and certain officers, directors and employees of our subsidiaries, Kinnard and Steichen, including certain of Steichen's independent contractor brokers, have indicated an interest in purchasing a portion of the Convertible Notes offered hereby on the same terms and conditions as are set forth herein. Such purchases are not expected to exceed 15% of the Convertible Notes offered hereby, excluding notes sold pursuant to the underwriters' over-allotment option.



     The underwriters propose to offer the Convertible Notes in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to certain securities dealers at such price less a
concession of up to      % of the principal amount of the Convertible Notes. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of      % of the principal amount of the Convertible Notes to certain brokers and dealers. After the Convertible Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.



     We have granted the underwriters an option exercisable for 45 days after the date of this prospectus to purchase up to an aggregate of $3,000,000 principal amount of additional Convertible Notes to cover over-allotments, if any. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the principal amount of Convertible Notes to be purchased by each of them, as shown in the foregoing table, bears to the $20,000,000 principal amount of the Convertible Notes offered.


     Southwest Securities, Inc. will receive a financial advisory fee equal to 2% of the aggregate proceeds from this offering, not to exceed $500,000, $100,000 of which has been previously paid.

     One of the underwriters, Miller, Johnson & Kuehn, Incorporated, is our indirect wholly owned subsidiary. The other underwriter, R.J. Steichen & Company, has entered into a merger agreement with us. See "Business -- Pending Acquisitions." Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. imposes certain requirements when an NASD member, such as Miller, Johnson & Kuehn, Incorporated, distributes the securities of an "affiliate," such as us. The rule requires that the minimum yield at which the Convertible Notes may be offered can be no lower than that recommended by a qualified independent underwriter. Southwest Securities, Inc. has advised us that this offering will comply with the applicable requirements of Rule 2720.

     We, our officers and directors and certain shareholders, have agreed, during the period beginning from the date of this prospectus and continuing to and including the date 120 days after the date of this prospectus, not to (1) offer, pledge, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock, any of our securities which are substantially similar to the Convertible Notes or which are convertible or exchangeable for securities which are substantially similar to the Convertible Notes (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this prospectus) or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of our common stock, without the prior written consent of Southwest Securities, Inc., except for the Convertible Notes offered in connection with the offering.

     In connection with this offering, the underwriters may purchase and sell Convertible Notes and our common stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of our common stock or the Convertible Notes; and syndicate short positions involve the sale by the underwriters of a greater principal amount of Convertible Notes than they are required to purchase from us in this offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Convertible Notes sold in this offering for their account may be reclaimed by the syndicate if such Convertible Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of our common stock or the Convertible Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq NMS, in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     As permitted by Rule 103 of Regulation M under the Exchange Act, certain underwriters (and selling group members, if any) that are market makers ("passive market makers") in our common stock may make bids for or purchases of our common stock on the Nasdaq NMS until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such. Underwriters and selling group members are not required to engage in passive market making and may end passive market making activities at any time.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The legality of the Convertible Notes offered hereby is being passed upon for us by Maun & Simon, PLC, Minneapolis, Minnesota. Certain legal matters are being passed upon for the underwriters by Hughes & Luce, L.L.P., Dallas, Texas, who will rely as to matters of Minnesota law on the opinion of Maun & Simon, PLC.

                                    EXPERTS

     Our consolidated financial statements at March 31, 1999 and 2000 and for each of the three years in the period ended March 31, 2000, included in this Prospectus and Registration Statement were audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Kinnard Investments, Inc. as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, included herein, were audited by KPMG LLP, independent certified public accountants. Such consolidated financial statements are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of R.J. Steichen & Company as of September 30, 1998 and 1999 and for each of the years in the three-year period ended September 30, 1999, included herein, were audited by KPMG LLP, independent certified public accountants. Such consolidated financial statements are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The SEC allows us, under certain circumstances, to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission File No. 0-22247).

     Annual Report on Form 10-K for the year ended March 31, 2000.

     You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

    Stockwalk.com Group, Inc.
    Suite 800
    5500 Wayzata Boulevard
    Minneapolis, Minnesota 55416
    (800) 537-7829

     Kinnard also files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and obtain copies of such information at the SEC's address and website listed above.

                         INDEX TO FINANCIAL STATEMENTS

STOCKWALK.COM GROUP, INC.
Report of Independent Auditors..............................     F-3
Consolidated Statements of Financial Condition as of March
  31, 1999 and 2000.........................................     F-4
Consolidated Statements of Operations for the years ended
  March 31, 1998, 1999 and 2000.............................     F-5
Consolidated Statements of Shareholders' Equity for the
  years ended March 31, 1998, 1999 and 2000.................     F-6
Consolidated Statements of Cash Flows for the years ended
  March 31, 1998, 1999 and 2000.............................     F-7
Notes to Consolidated Financial Statements..................     F-8
R.J. STEICHEN & COMPANY
Independent Auditors' Report................................    F-20
Statements of Financial Condition as of September 30, 1998
  and 1999..................................................    F-21
Statements of Operations for the years ended September 30,
  1997, 1998 and 1999.......................................    F-22
Statements of Stockholders' Equity for the years ended
  September 30, 1997, 1998 and 1999.........................    F-23
Statements of Cash Flows for the years ended September 30,
  1997, 1998 and 1999.......................................    F-24
Notes to Financial Statements for the years ended September
  30, 1997, 1998 and 1999...................................    F-25
Statements of Financial Condition as of September 30, 1999
  and March 31, 2000 (unaudited)............................    F-31
Unaudited Statements of Operations for the six-month periods
  ended March 31, 1999 and 2000.............................    F-32
Unaudited Statement of Stockholders' Equity for the
  six-month period ended March 31, 2000.....................    F-33
Unaudited Statements of Cash Flows for the six-month periods
  ended March 31, 1999 and 2000.............................    F-34
Notes to Unaudited Financial Statements.....................    F-35

KINNARD INVESTMENTS, INC. AND SUBSIDIARIES
Independent Auditors' Report................................    F-36
Consolidated Statements of Financial Condition as of
  December 31, 1998 and 1999................................    F-37
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................    F-38
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998 and 1999..............    F-39
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................    F-40
Notes to Consolidated Financial Statements..................    F-41
Consolidated Statements of Financial Condition as of
  December 31, 1999 and March 31, 2000 (unaudited)..........    F-53
Unaudited Consolidated Statements of Operations for the
  three-month periods ended March 31, 1999 and 2000.........    F-54
Unaudited Consolidated Statement of Shareholders' Equity for
  the three-month period ended March 31, 2000...............    F-55
Unaudited Consolidated Statements of Cash Flows for
  three-month periods ended March 31, 1999 and 2000.........    F-56
Notes to Unaudited Consolidated Financial Statements........    F-58
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Unaudited Consolidated Condensed Pro Forma Statement of
  Financial Condition as of March 31, 2000..................    F-61
Unaudited Consolidated Condensed Pro Forma Statement of
  Operations for the year ended March 31, 2000..............    F-62
Unaudited Consolidated Condensed Pro Forma Footnotes to
  Financial Statements......................................    F-63

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Stockwalk.com Group Inc.

     We have audited the accompanying consolidated statements of financial condition of Stockwalk.com Group, Inc. and subsidiaries as of March 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stockwalk.com Group, Inc. and subsidiaries at March 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for the each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Minneapolis, MN
May 3, 2000, except for Note 12,
as to which the date is June 7, 2000

                           STOCKWALK.COM GROUP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                 MARCH 31,
                                                        ----------------------------
                                                            1999            2000
                                                        ------------    ------------
ASSETS
Cash................................................    $  3,200,700    $  5,533,500
Cash and cash equivalents-segregated................      73,130,500      83,009,400
Receivables from customers..........................     139,910,800     216,216,100
Receivables from brokers and dealers................      70,350,300     160,230,300
Deposits at clearing organizations..................       8,492,200      26,234,900
Trading securities owned, at market.................       9,274,300       8,320,100
Secured demand notes receivable.....................       9,675,000      18,575,000
Goodwill, less accumulated amortization of $243,600
  and $489,400......................................       1,380,200      10,284,900
Other assets........................................       6,938,800      10,471,100
                                                        ------------    ------------
     Total assets...................................    $322,352,800    $538,875,300
                                                        ============    ============
LIABILITIES
Short-term borrowings...............................    $ 33,900,000    $ 29,500,000
Payables to customers...............................     203,313,800     280,364,200
Payables to brokers and dealers.....................      53,363,600     160,153,400
Trading securities sold but not yet purchased, at
  market............................................         812,200       1,339,000
Notes payable.......................................       4,538,100       7,544,400
Liabilities subordinated to claims of general
  creditors.........................................       9,675,000      18,575,000
Other liabilities...................................       9,738,900      16,747,000
                                                        ------------    ------------
     Total liabilities..............................     315,341,600     514,223,000
SHAREHOLDERS' EQUITY
Common stock, 1999 -- $.01 par value; 2000 -- $.04
  par value
  Authorized shares: 50,000,000
  Issued and outstanding 1999 -- 4,255,971; 2000 --
     21,575,313.....................................          42,600         863,000
Preferred stock -- no par
  Authorized shares: 1999 -- 5,000,000; 2000 -- 0
  Issued and outstanding 1999 -- 558,000;
     2000 -- 0......................................       4,380,300              --
Paid-in capital.....................................       2,540,000      25,440,900
Retained earnings (deficit).........................          48,300      (1,651,600)
                                                        ------------    ------------
  Total shareholders' equity........................       7,011,200      24,652,300
                                                        ------------    ------------
  Total liabilities and shareholders' equity........    $322,352,800    $538,875,300
                                                        ============    ============

See accompanying notes to the consolidated financial statements.

                           STOCKWALK.COM GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   FISCAL YEARS ENDED MARCH 31,
                                             -----------------------------------------
                                                1998           1999           2000
                                             -----------    -----------    -----------
REVENUES:
  Trading profits..........................  $10,634,100    $15,063,100    $16,073,000
  Interest.................................   13,506,700     15,410,200     20,988,500
  Commissions..............................    9,039,900      9,888,200     14,287,200
  Investment banking.......................    9,656,200      8,388,900     10,362,900
  Clearing fees............................    1,902,300      3,105,400      5,247,600
  Other income.............................    2,353,400      3,734,500      4,011,100
                                             -----------    -----------    -----------
       Total revenues......................   47,092,600     55,590,300     70,970,300
EXPENSES:
  Employee compensation and benefits.......   25,950,400     26,986,900     34,163,000
  Clearing fees............................    1,474,500      2,890,100      2,998,900
  Occupancy and equipment..................    3,380,600      3,285,100      4,853,800
  Communication............................    3,937,900      5,251,400      8,016,500
  Interest.................................   11,027,400     11,805,900     16,331,400
  Other expense............................    3,145,100      3,113,300      7,145,400
                                             -----------    -----------    -----------
       Total expenses......................   48,915,900     53,332,700     73,509,000
Income (loss) before income taxes..........   (1,823,300)     2,257,600     (2,538,700)
Income tax expense (benefit)...............     (599,000)       985,000       (838,800)
                                             -----------    -----------    -----------
Net income (loss)..........................  $(1,224,300)   $ 1,272,600    $(1,699,900)
                                             ===========    ===========    ===========
Basic earnings (loss) per share............       $(0.08)         $0.08         $(0.09)
                                             ===========    ===========    ===========
Weighted average shares
  outstanding -- basic.....................   15,848,500     15,848,500     18,849,200
                                             ===========    ===========    ===========
Diluted earnings (loss) per share..........       $(0.08)         $0.08         $(0.09)
                                             ===========    ===========    ===========
Weighted average shares
  outstanding -- diluted...................   15,848,500     15,848,500     18,998,400
                                             ===========    ===========    ===========

See accompanying notes to the consolidated financial statements.

                           STOCKWALK.COM GROUP, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 FISCAL YEARS ENDED MARCH 31, 1998, 1999 AND 2000
                                   -----------------------------------------------------------------------------
                                                     COMMON STOCK        ADDITIONAL     RETAINED
                                    PREFERRED    ---------------------     PAID IN      EARNINGS
                                      STOCK        SHARES      AMOUNT      CAPITAL      (DEFICIT)       TOTAL
                                   -----------   ----------   --------   -----------   -----------   -----------
Balance, March 31, 1997..........           --    4,255,971   $ 42,600   $ 1,297,300   $ 1,242,700   $ 2,582,600
  Exchange of MJK common stock
    for MJK Holdings.............           --           --         --     1,242,700    (1,242,700)           --
  Net loss.......................           --           --         --            --    (1,224,300)   (1,224,300)
                                   -----------   ----------   --------   -----------   -----------   -----------
Balance, March 31, 1998..........           --    4,255,971   $ 42,600   $ 2,540,000   $(1,224,300)  $ 1,358,300
  Issuance of preferred stock....    4,380,300           --         --            --                   4,380,300
  Net income.....................           --           --         --            --     1,272,600     1,272,600
                                   -----------   ----------   --------   -----------   -----------   -----------
Balance, March 31, 1999..........    4,380,300    4,255,971   $ 42,600   $ 2,540,000   $    48,300   $ 7,011,200
  Issuance of preferred stock....      101,800           --         --            --            --       101,800
  Recapitalization in connection
    with merger of NM Holdings,
    Inc..........................   (4,482,100)  14,959,670    726,000     6,380,100            --     2,624,000
  Exercise of options and
    warrants.....................                    63,875      2,600       165,200                     167,800
  Issued shares of common stock
    through private placements...           --    2,239,500     89,600    15,910,600            --    16,000,200
  Issued in connection with
    acquisition of Arnold
    Securities, Inc..............           --       10,000        400        71,900            --        72,300
  Issued in connection with
    acquisition of M-One
    Securities...................           --       40,000      1,600       318,400            --       320,000
  Issued in connection with
    marketing agreement..........           --        6,297        200        54,700            --        54,900
  Net loss.......................           --           --         --            --    (1,699,900)   (1,699,900)
                                   -----------   ----------   --------   -----------   -----------   -----------
Balance, March 31, 2000..........           --   21,575,313   $863,000   $25,440,900   $(1,651,600)  $24,652,300
                                   ===========   ==========   ========   ===========   ===========   ===========

See accompanying notes to the consolidated financial statements.

                           STOCKWALK.COM GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    FISCAL YEARS ENDED MARCH 31,
                                             ------------------------------------------
                                                 1998           1999           2000
                                             ------------   ------------   ------------
OPERATING ACTIVITIES
Net income (loss)..........................  $ (1,224,300)  $  1,272,600   $ (1,699,900)
Adjustments to reconcile net income (loss)
  to net cash used for operating
  activities:
  Depreciation and amortization............       919,200      1,013,900        946,600
  Changes in assets and liabilities:
     Cash and investments segregated.......   (60,772,200)    22,515,600     (9,878,900)
     Customer receivables and payables.....    35,621,800     11,199,000        745,100
     Broker and dealer receivables and
       payables............................      (190,500)   (47,410,100)    16,909,800
     Deposits at clearing organizations....       236,300     (7,689,300)   (17,742,700)
     Trading securities....................     9,724,000     (9,168,700)     1,481,000
       Other assets and liabilities........     5,103,700      3,264,000      3,113,500
                                             ------------   ------------   ------------
Net cash used for operating activities.....  $(10,582,000)  $(25,003,000)  $ (6,125,500)
INVESTING ACTIVITIES
Acquisition of certain assets of broker
  dealers and license agreements...........  $ 15,400,400   $         --   $ (9,150,500)
Increase in goodwill due to completion of
  acquisition of assets and assumption of
  liabilities of Juran & Moody.............      (481,900)            --             --
Purchase of equipment and office furniture,
  net......................................    (1,356,900)      (645,100)      (338,500)
                                             ------------   ------------   ------------
Net cash provided by (used for) investing
  activities...............................  $ 13,561,600   $   (645,100)  $ (9,489,000)
FINANCING ACTIVITIES
Increase (decrease) in short-term
  borrowings...............................  $ (5,000,000)  $ 21,900,000   $ (4,400,000)
Issuance of notes payable..................     5,100,000             --      4,667,400
Payments on notes payable..................      (969,000)      (714,400)    (1,661,100)
Issuance of preferred stock................            --      4,380,300        101,800
Issuance of common stock...................            --             --     19,239,200
                                             ------------   ------------   ------------
Net cash provided by (used for) financing
  activities...............................  $   (869,000)  $ 25,565,900   $ 17,947,300
Net increase (decrease) in cash and cash
  equivalents..............................  $  2,110,600   $    (82,200)  $  2,332,800
Cash at beginning of period................     1,172,300      3,282,900      3,200,700
                                             ------------   ------------   ------------
Cash at end of period......................  $  3,282,900   $  3,200,700   $  5,533,500
                                             ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid (received) during the year for:
  Interest.................................  $ 11,188,100   $ 11,297,200   $ 15,333,500
                                             ============   ============   ============
  Income taxes.............................  $     38,800   $   (373,400)  $    798,600
                                             ============   ============   ============

See accompany notes to the consolidated financial statements.

                           STOCKWALK.COM GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Our history began in 1980 with the incorporation of Miller Securities, a specialized municipal bond firm. Miller Securities eventually broadened its business to include a variety of financial services, including securities clearing, and changed its name to Miller, Johnson & Kuehn, Incorporated ("MJK"). MJK Holdings, Inc. ("MJKH") was formed in June 1997 as a holding company for MJK and MJK's clearing division. On July 7, 1999, then privately-owned MJKH and publicly-held NM Holdings, Inc. completed a merger whereby MJKH became a wholly-owned subsidiary of NM Holdings, Inc. The surviving entity changed its name to Stockwalk.com Group, Inc., and is today the ultimate holding company of MJK, MJK Capital Corporation, MJKH, MJK Management Services, Inc., Stockwalk.com, Inc. and Arnold Securities, Inc. MJK, Stockwalk.com, Inc. and Arnold Securities, Inc. are registered as broker-dealers with the SEC and are members of the NASD and SIPC. Our stock trades on the NASDAQ under the ticker symbol "STOK."

     We are a technologically-driven regional securities firm headquartered in Minneapolis, Minnesota. Through our operating subsidiaries, we provide a broad range of investment services to individual, corporate and public clients. These services include both traditional and online securities brokerage, investment banking and research services and the processing of securities transactions for correspondent brokerage firms and financial institutions. Our Miller, Johnson & Kuehn, Incorporated subsidiary offers traditional securities brokerage, securities trading, investment banking and research services. Our niche market includes small capitalization, emerging and start-up businesses and public finance clients located principally in the upper midwest. In 1999, our Stockwalk.com, Inc. subsidiary began offering a secure online brokerage service that provides order placement, portfolio tracking and related market information, news and other information to investors 24 hours a day, seven days a week, by means of the Internet and telephone. These Stockwalk.com services are offered to our customers and to customers and members of small to medium-sized financial institutions, affinity groups and Internet portals through a private label program.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION AND SECURITIES TRANSACTIONS

     Purchases and sales of securities are recorded on a settlement date basis, which is generally the third business day following the transaction date. The impact of unsettled transactions on trading securities owned, trading securities sold but not yet purchased, and income, net of related expenses, is not material.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
VALUATION OF FINANCIAL INSTRUMENTS

     Trading securities owned and trading securities sold but not yet purchased are carried at fair value. The fair values of the financial instruments are generally based on listed market prices. If listed market prices are not available, fair value is based on other relevant factors, including dealer price quotations.

GOODWILL

     Excess of cost over fair value of net assets acquired ("goodwill") is amortized using the straight-line method over periods not exceeding 20 years. Goodwill is evaluated periodically for impairment, in accordance with the requirements of generally accepted accounting principles.

CUSTOMER RECEIVABLES, PAYABLES AND SECURITIES

     Receivables from and payables to customers arise from cash and margin transactions executed on behalf of our customers. Receivables are generally collateralized by securities with market values in excess of the amounts due. It is our policy to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying financial statements.

     We are required to maintain possession or control, as defined, of all fully paid securities and excess margin securities of customers. To the extent such control cannot be obtained from various counterparties, we may have to purchase or sell securities at prevailing market rates to obtain such possession or control.

     We charge interest on our customer margin accounts and pay interest on customers' free credit balances based on prevailing market rates. We recorded interest revenue of approximately $11.1 million, $10.1 million and $9.7 million on customer margin accounts in the fiscal years ended March 31, 2000, 1999, and 1998, respectively, and interest expense of approximately $9.3 million, $7.7 million and $6.8 million in the same periods.

REVERSE REPURCHASE AGREEMENTS

     Securities purchased under agreements to resell (reverse repurchase agreements) are recorded at the contract amount at which the securities will be subsequently resold plus accrued interest. These financial instruments are collateralized by U.S. government securities. It is our policy to take possession of securities purchased under agreements to resell.

CASH AND CASH EQUIVALENTS

     We consider all highly liquid investments, including reverse repurchase agreements, with a maturity of three months or less when purchased to be cash equivalents.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Cash and investments segregated consist of funds segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The cash and cash equivalents segregated in special reserve bank accounts included $17.1 million and $8.7 million of reverse repurchase agreements at March 31, 2000 and 1999, respectively.

INCOME TAXES

     Deferred income taxes are recorded to reflect the tax consequences of differences between the tax and financial reporting bases of assets and liabilities. Recorded amounts relate primarily to net operating losses and tax credit carryforwards.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Stockwalk.com Group, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We do not present a statement of comprehensive income as there are no items.

SEGMENT REPORTING

     Segment results are derived from our branch location profitability reporting system. Intersegment transactions are measured on the same basis as if the transactions occurred with external customers. In reviewing the segment operating results, our operating decision-makers do not distinguish between intersegment transactions and external customer transactions. Intersegment revenue is eliminated to reconcile total segment revenue to consolidated revenue. Income tax expense or benefit is not allocated to our operating segments. We do not provide balance sheet data for segment reporting as this data is not measured for our operating segments.

     Information concerning operations in our segments of business is detailed in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

ADVERTISING EXPENDITURES

     Our advertising costs of $1.5 million in fiscal 2000 have been expensed as incurred. No significant advertising expenses were incurred in fiscal 1998 or 1999.

INVESTMENT BANKING

     Investment banking revenues include gains, losses and fees arising from securities offerings in which we act as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. ACCOUNTING CHANGES

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for financial statements for periods beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 is not expected to have a material impact on our financial results.

3. BROKER-DEALER RECEIVABLES AND PAYABLES

     Broker-dealer receivables and payables at March 31, consisted of the following:

                                                            1999            2000
                                                         -----------    ------------
Securities borrowed..................................    $51,283,400    $148,564,800
Securities failed-to-deliver.........................     17,859,900       6,608,200
Receivable from introducing broker...................        473,400       2,632,200
Other................................................        733,600       2,425,100
                                                         -----------    ------------
Total receivables....................................    $70,350,300    $160,230,300
                                                         ===========    ============
Securities loaned....................................    $35,550,200    $147,089,600
Securities failed-to-receive.........................      5,440,100       5,605,300
Payable to introducing broker........................      2,398,300       4,347,900
Payable to clearing broker...........................      9,975,000       3,110,600
                                                         -----------    ------------
Total payables.......................................    $53,363,600    $160,153,400
                                                         ===========    ============

     Broker-dealer receivables and payables arise from securities transactions executed for our customers. The receivables are generally collected within 30 days and collateralized by securities in physical possession, on deposit or receivable from customers or other broker-dealers.

     Broker-dealer payables represent amounts due upon the receipt of securities. Should the broker-dealer fail to deliver the securities to us, we may be required to purchase identical securities on the open market. The market value of such securities at March 31, 1999 and 2000 approximates the amount owed.

     Securities borrowed and loaned are stated in the Consolidated Statements of Financial Condition at the amounts of collateral advanced and received in connection with the transactions. We measure the fair value of the securities borrowed and loaned against the cash collateral on a daily basis. Additional collateral is obtained as necessary to ensure such transactions are adequately collateralized.

4. TRADING SECURITIES

     Our trading securities represent investments in fixed income securities, publicly traded equity securities and privately placed equity securities. The value of certain trading

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. TRADING SECURITIES (CONTINUED)
securities can fluctuate significantly, with the resulting valuation changes being reported as net gains or losses. Trading securities at March 31, consisted of the following:

                                                               1999          2000
                                                            ----------    ----------
Trading securities owned, at market
  Corporate equities....................................    $6,318,800    $2,346,200
  State and municipal obligations.......................     2,950,800     4,372,900
  U.S. government obligations...........................            --       938,900
  Corporate obligations.................................         4,700       662,100
                                                            ----------    ----------
                                                            $9,274,300    $8,320,100
                                                            ==========    ==========

     Our trading securities sold but not yet purchased represent our obligations to deliver a specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet market risk as the ultimate obligations to satisfy the sale of securities sold but not yet purchased may exceed the amount recorded in the Consolidated Statements of Financial Condition at March 31, 1999 and 2000. Trading securities sold but not yet purchased at March 31, consisted of the following:

                                                               1999         2000
                                                             --------    ----------
Trading securities sold but not yet purchased, at market
  Corporate equities.....................................    $ 40,200    $  688,600
  State and municipal obligations........................     148,000       370,100
  U.S. government obligations............................     246,500       156,100
  Corporate obligations..................................     377,500       124,200
                                                             --------    ----------
                                                             $812,200    $1,339,000
                                                             ========    ==========

5. FINANCING ARRANGEMENTS

     We had discretionary lines of credit totaling $60.0 million at March 31, 1999 and $70.0 million at March 31, 2000 which are secured by firm-owned securities, customer securities collateralizing liabilities subordinated to claims of general creditors and unpaid customer securities. These lines are payable on demand. Borrowings on the lines bear interest at various rates over the banks' cost of funds; such rates generally vary daily. The weighted average interest rates on the lines were 7.55%, 6.48% and 7.55% on March 31, 1998, 1999, and 2000, respectively. The March 31, 1999 balance outstanding of $33.9 million was collateralized by approximately $10.8 million of firm-owned securities, $9.0 million of customer securities collateralizing liabilities subordinated to claims of general creditors and $14.1 million of unpaid customer securities. The March 31, 2000 balance outstanding of $29.5 million was collateralized by approximately $20.9 million of firm owned securities and cash, and $14.2 million of customer securities collateralizing liabilities subordinated to claims of general creditors. The lines of credit require us to comply with certain financial debt covenants. A compensating balance arrangement totaling $575,000 exists with respect to one of our discretionary lines of credit.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCING ARRANGEMENTS (CONTINUED)
     At March 31, 2000, we had a note payable of $3.0 million, which was secured by our ownership interest in MJKI. The note bears an interest rate of the bank's reference rate unless our investment account at the bank is less than the principal balance of the note. If our investment account balance at the bank is less than the principal balance of the note, the note bears an interest rate of the bank's reference rate plus one-half of one percent. The interest rate on the note at March 31, 2000 was 9.00%. The note matures in installments through March 2005.

     We also had various notes payable at March 31, 1999 and 2000 of $938,100 and $4.5 million, respectively, which were secured by certain assets. Borrowings bear interest at either a fixed rate or various rates over the bank's cost of funds; such rates generally vary daily. The interest rates ranged from 7.00% to 8.75% as of March 31, 1999 and 5.25% to 10.16% as of March 31, 2000.

     Notes payable at March 31, 2000 mature as follows:

FISCAL YEAR ENDING MARCH 31,:
-----------------------------
           2001.............................................    $3,689,000
           2002.............................................     1,217,500
           2003.............................................     1,132,700
           2004.............................................       891,200
           2005.............................................       614,000
                                                                ----------
                                                                $7,544,400
                                                                ==========

     We had liabilities subordinated to claims of general creditors at March 31, 2000 representing 73 secured demand notes receivable, which are collateralized by securities with market values in excess of their respective face amounts. The notes bear interest at 5% and mature as follows:

FISCAL YEAR ENDING MARCH 31,:
-----------------------------
           2001.............................................    $11,275,000
           2002.............................................      7,300,000
                                                                -----------
                                                                $18,575,000
                                                                ===========

6. SHAREHOLDERS' EQUITY

EFFECTS OF THE REORGANIZATION

     Pursuant to the terms of the reorganization agreement, all outstanding shares of NM Holdings, Inc.'s merger subsidiary corporation held by us were converted into one share of common stock, $.01 par value, of the surviving corporation, each share of MJK common stock and MJK Series I Preferred Stock outstanding (other than shares owned by us, such merger subsidiary or MJK) converted into 3.72382 shares of common stock. Each share of MJK common stock or MJK Series I Preferred Stock owned by us, MJK, or such merger subsidiary immediately prior to the effective time were canceled and extinguished without any conversion thereof.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. SHAREHOLDERS' EQUITY (CONTINUED)
     All shares of MJK common stock and MJK Series I Preferred Stock converted into shares of common stock in the merger were canceled and retired and ceased existence. As of May 28, 1999, there were 4,255,971 shares of MJK common stock outstanding and 571,000 shares of MJK Series I Preferred Stock outstanding. Based upon the exchange ratio and the number of shares of common stock, MJK common stock and MJK Series I Preferred Stock outstanding as of the record date.

COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

     We calculate earnings per share in accordance with FASB Statement No. 128 by dividing net income by the weighted average number of shares of common stock outstanding to arrive at the basic earnings per common share. We calculate diluted earnings per share by dividing net income by the weighted average number of shares of common stock and dilutive stock equivalents from the exercise of stock options and warrants using the treasury stock method. The results for March 31, 1999 and 1998 reflect the conversion of MJK shares into Stockwalk.com Group, Inc. shares at a rate of 3.72382 to 1.

                                                     FISCAL YEARS ENDED MARCH 31,
                                                --------------------------------------
                                                   1998          1999          2000
                                                ----------    ----------    ----------
Weighted average shares
  outstanding -- basic......................    15,848,500    15,848,500    18,849,200
Dilutive effect of stock options and
  warrants after application of the treasury
  stock method..............................            --            --       149,200
                                                ----------    ----------    ----------
Weighted average shares
  outstanding -- diluted....................    15,848,500    15,848,500    18,998,400
                                                ==========    ==========    ==========

STOCK OPTION PLAN

     The 1995 Stock Option Plan (the "1995 Plan") adopted by NM Holdings, Inc. provided for a maximum of 200,000 shares of authorized common stock issuable upon exercise of options or other awards granted or issued under the 1995 Plan. Following the merger, the 1995 Plan was amended in July 1999 by increasing to 1,500,000 the maximum number of shares of authorized common stock issuable upon exercise of options or other awards granted or issued under the 1995 Plan. Twenty-Five Thousand shares of our common stock are reserved for option grants under our 1996 Non-Employee Director Stock Option Plan.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. SHAREHOLDERS' EQUITY (CONTINUED)
     Stock options granted, exercised and forfeited under the plans are as follows:

                                          SHARES AVAILABLE    NUMBER OF    WEIGHTED AVERAGE
                                             FOR GRANT         SHARES       EXERCISE PRICE
                                          ----------------    ---------    ----------------
Outstanding at March 31, 1997.........          53,437          169,563         $ 7.88
  Granted.............................         (28,500)          28,500          11.88
  Exercised...........................           2,000           (2,000)          4.00
  Forfeited...........................          30,000          (30,000)          9.04
                                             ---------        ---------         ------
Outstanding at March 31, 1998.........          56,937          166,063         $ 8.52
  Granted.............................        (125,000)         125,000           1.17
  Exercised...........................              --          (89,625)          1.81
  Forfeited...........................          87,500          (87,500)          8.85
                                             ---------        ---------         ------
Outstanding at March 31, 1999.........          19,437          113,938         $ 5.16
  Granted.............................        (969,050)         969,050           9.02
  Exercised...........................              --          (60,125)          2.41
  Forfeited...........................             400             (400)         10.84
  Increase in authorized shares.......       1,300,000               --             --
                                             ---------        ---------         ------
Outstanding at March 31, 2000.........         350,787        1,022,463         $ 9.01
                                             =========        =========         ======

     Options available for future years as of March 31, 2000 are exercisable as follows:

                                      OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                       -------------------------------------------------   ------------------------------
                                     WEIGHTED AVERAGE
                                        REMAINING
      RANGE OF           NUMBER      CONTRACTUAL LIFE   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
   EXERCISE PRICE      OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
   --------------      -----------   ----------------   ----------------   -----------   ----------------
$ .625 - $ 6.00            23,438          5.08              $ 3.03         $ 22,501          $ 3.13
  6.80 -   8.25           571,825          8.69                7.34          110,375            7.38
  9.76 -  10.84           255,450          9.30               10.82            3,750            9.76
 11.25 -  14.00           171,750          7.41               12.69           86,250           12.65
                        ---------                                           --------
                        1,022,463                                            222,876
                        =========                                           ========

WARRANTS

     In conjunction with various debt and equity financing activities, we have granted warrants to purchase our common stock at exercise prices ranging between $3.50 and $16.80.

     At March 31, 2000 warrants to purchase 347,903 common shares were outstanding at a weighted average exercise price of $9.11 per share. All warrants are vested and expire between August 2000 and March 2003.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. SHAREHOLDERS' EQUITY (CONTINUED)
SUPPLEMENTAL DISCLOSURES FOR STOCK-BASED COMPENSATION

     We account for the above plans under APB Opinion No. 25, and, accordingly, no compensation expense relating to the grant of options has been recognized in the Consolidated Statements of Operations. Had the compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFS 123), our pro forma net income and net income per common share diluted would have been adjusted to the following pro forma amounts:

                                                       FISCAL YEARS ENDED MARCH 31,
                                                  --------------------------------------
                                                     1998          1999         2000
                                                  -----------   ----------   -----------
Net income (loss):           As reported......    $(1,224,300)  $1,272,600   $(1,699,900)
                             Pro forma........     (1,291,400)   1,232,800    (2,487,500)
Diluted earnings (loss) per
  share:                     As reported......    $     (0.08)  $     0.08   $     (0.09)
                             Pro forma........    $     (0.08)  $     0.08   $     (0.13)

     The fair value of each option granted subsequent to January 1, 1995 in accordance with SFAS No. 123 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates of 6.08% to 6.67% in 1998, 4.56% to 6.33% in 1999 and 5.67% to 6.77% in 2000; expected life of 5 years for 1998, 2.5 to 5 years for 1999 and 5 to 10 years for 2000 and; expected volatility of 51.85% to 54.22% in 1998, 43.95% to 57.36% in 1999 and 113.32% to 159.75% in 2000.

7. NET CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

     Our three broker-dealers are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. MJK has elected to use the alternative method permitted by Rule 15c3-1 which requires that MJKI maintain minimum net capital equal to the greater of $250,000 or 2.0% of aggregate debit balances arising from customer transactions, as defined. At March 31, 2000, MJK's net capital of $18.4 million was 7.9% of aggregate debit balances and $13.7 million in excess of required net capital. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5.0% of aggregate debits. Stockwalk.com and Arnold Securities each require a minimum of $50,000 net capital. At March 31, 1999, Stockwalk.com and Arnold Securities had net capital of $318,500 and $87,900, respectively. Under the provisions of financing arrangements entered into during fiscal 1998, we may not declare or pay dividends on any of the outstanding capital stock.

8. EMPLOYEE BENEFIT PLANS

     We have a qualified profit-sharing plan and a 401(k) plan, which cover all employees who are at least 21 years old and have at least six months of continuous employment.

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. EMPLOYEE BENEFIT PLANS (CONTINUED)
Employees may contribute up to 10% of their compensation to the 401(k) plan. Employer contributions are made to the profit sharing plan at the discretion of our Board of Directors. We did not contribute to the profit-sharing plan in fiscal 1998 or 2000. We contributed $100,000 in fiscal 1999.

9. COMMITMENTS AND CONTINGENCIES

     We are obligated for the rental of office space, automobiles, and equipment under noncancelable operating leases which expire at various dates from 2001 to 2004. The office lease includes escalation clauses for increases in taxes and operating expenses of the leased premises. Minimum annual rental payments under noncancelable leases in effect at March 31, 2000 are as follows:

FISCAL YEAR ENDING MARCH 31,:
-----------------------------
           2001.............................................    $2,540,600
           2002.............................................     2,406,400
           2003.............................................     1,702,900
           2004.............................................       794,800
           Thereafter.......................................            --
                                                                ----------
           Total minimum future rental payments.............    $7,444,700
                                                                ==========

10. RELATED PARTY TRANSACTIONS

     Liabilities subordinated to claims of general creditors included secured demand notes entered into by a member of our Board of Directors. The notes totaled $300,000 in each period and mature in 2001.

     We also had $1,484,100 and $1,758,400 of notes receivable from employees which are included in other assets as of March 31, 1999 and 2000, respectively. The amounts consist of 33 and 41 notes at March 31, 1999 and 2000, respectively, which bear various interest rates and mature at various dates through 2003.

11. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. INCOME TAXES (CONTINUED)
used for income tax purposes. Significant components of our deferred tax assets as of March 31 are as follows:

                                                                 1999        2000
                                                               --------    --------
Deferred tax assets:
  Amortization of leasehold improvements...................    $ 70,100    $108,300
  Amortization of notes receivable.........................      41,300      44,400
  Deferred rent............................................      17,100      65,000
  Accrued bonuses..........................................      11,400      74,800
  Other....................................................          --      57,400
                                                               --------    --------
                                                                139,900     349,900
Net operating loss carryforwards...........................     172,800     421,000
                                                               --------    --------
Total deferred tax assets, net of valuation allowance......    $282,900    $741,100
                                                               --------    --------
Deferred tax liabilities:
  Unrealized gain on investments...........................    $     --    $301,800
  Amortization of goodwill.................................          --       3,500
                                                               --------    --------
  Deferred tax liabilities.................................          --     305,300
                                                               --------    --------
Net deferred tax assets....................................    $282,900    $435,800
                                                               ========    ========

     The income tax expense (benefit) for the fiscal years ended March 31 included the following:

                                                     1998         1999        2000
                                                   ---------    --------    ---------
Federal........................................    $(344,700)   $706,000    $(698,100)
State..........................................        5,000     100,000       12,200
Deferred.......................................     (259,300)    179,000     (152,900)
                                                   ---------    --------    ---------
                                                   $(599,000)   $985,000    $(838,800)
                                                   =========    ========    =========

     Reconciliation of the provision for income taxes and the amounts that would be computed using the statutory federal income tax rate for the years ended March 31, 1998, 1999 and 2000 are as follows:

                                                     1998         1999        2000
                                                   ---------    --------    ---------
Tax at statutory rate..........................    $(620,400)   $769,700    $(863,100)
Tax-exempt interest, net of related expenses...      (30,800)     22,800       63,900
State taxes, net of federal tax benefit........      (64,000)    128,700     (240,100)
Non-deductible life insurance..................       40,600      52,900       54,000
Non-deductible meals and entertainment.........       31,300      29,700       36,000
Change in valuation allowance..................           --     (95,300)          --
Other..........................................       44,300      76,500      110,500
                                                   ---------    --------    ---------
                                                   $(599,000)   $985,000    $(838,800)
                                                   =========    ========    =========

                           STOCKWALK.COM GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. INCOME TAXES (CONTINUED)
     At March 31, 2000, we had a net operating loss (NOL) carryforward of approximately $421,000 for federal income tax purposes that expires in 2004. The utilization of the NOL carryforward is restricted under the provisions of
Section 382 of the Internal Revenue Code.

12. SUBSEQUENT EVENTS

     In June 2000, we entered into merger agreements with Kinnard and Steichen. Under the terms of the Kinnard agreement, we agreed to pay $6.00 cash per share and issue one-half of a share our common stock for each of the approximately 4.9 million outstanding shares of Kinnard common stock. Under the terms of the Steichen agreement we agreed to issue approximately 4.3 million shares of our restricted common stock in exchange for all the capital stock of Steichen, plus up to an additional 2.0 million common shares based on Steichen's future operations. Both transactions are subject to regulatory and shareholder approval. Completion of the mergers is expected to occur in the second quarter of fiscal 2001. The merger transactions will be accounted for using the purchase method.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected unaudited data reflecting our results of operations for each of the last eight quarters are shown in the following table. The information for each of these quarters includes all normal and recurring adjustments and accruals that we consider necessary for a fair presentation. The quarterly data do not include pro-forma results for the merger with NM Holdings, Inc. The operating results, however, are not necessarily indicative of results for any future period.

     The December 31, 1999 results included a reclassification of $253,900 between interest revenue and interest expense.

                                   JUNE 30      SEPTEMBER 30    DECEMBER 31     MARCH 31
                                 -----------    ------------    -----------    -----------
Fiscal Year 2000
Revenues.....................    $13,204,900    $13,891,200     $17,217,900    $26,656,300
Net income (loss)............     (1,044,300)    (1,259,400)       (996,000)     1,599,800
Basic earnings (loss) per
  share......................    $     (0.05)   $     (0.06)    $     (0.05)   $      0.08
Diluted earnings (loss) per
  share......................    $     (0.05)   $     (0.07)    $     (0.05)   $      0.08
Fiscal Year 1999
Revenues.....................    $13,662,400    $13,832,900     $13,989,800    $14,105,200
Net income (loss)............        392,300        442,300         499,800        (61,800)
Basic earnings (loss) per
  share......................    $      0.03    $      0.02     $      0.03    $      0.00
Diluted earnings (loss) per
  share......................    $      0.03    $      0.02     $      0.03    $      0.00

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
R. J. Steichen & Co.:

     We have audited the accompanying statements of financial condition of R. J. Steichen & Co. (the Company) as of September 30, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. J. Steichen & Co. as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.
/s/  KPMG LLP
October 27, 1999

                              R. J. STEICHEN & CO.

                       STATEMENTS OF FINANCIAL CONDITION

                                                               SEPTEMBER 30,
                                                        ----------------------------
                                                            1998            1999
                                                        ------------    ------------
ASSETS
Cash (note 3).......................................    $  1,914,961    $ 13,741,389
Deposits with clearing organizations................         250,000         603,629
Receivables from brokers and dealers and clearing
  organizations:
     Clearing organizations.........................         558,009         585,104
     Securities borrowed............................       2,076,900       3,276,190
Receivables from customers..........................      95,172,452     105,375,932
Securities in trading account, at market value......       2,735,470       5,759,379
Prepaid expenses and other assets...................       1,779,266       2,124,804
                                                        ------------    ------------
     Total assets...................................    $104,487,058    $131,466,427
                                                        ============    ============
LIABILITIES
Payables to customers...............................    $ 79,015,628     109,197,017
Short-term borrowings (note 5)......................       7,800,000       1,600,000
Securities sold, not yet purchased..................         478,299         665,782
Accounts payable and accrued liabilities............       1,295,102       1,047,281
Accrued sales commissions...........................         579,280       1,275,110
Deposit from introducing broker.....................         197,800         196,000
                                                        ------------    ------------
     Total liabilities..............................      89,366,109     113,981,190
                                                        ------------    ------------
Stockholders' equity (note 8):
  Common stock, $100 par value:
     Authorized 200 shares; issued and outstanding,
       20 shares....................................           2,000           2,000
  Additional paid-in capital........................         439,063         439,063
  Retained earnings.................................      14,679,886      17,044,174
                                                        ------------    ------------
     Total stockholders' equity.....................      15,120,949      17,485,237
Commitments and contingencies (notes 9 and 10)......
                                                        ------------    ------------
     Total liabilities and stockholders' equity.....    $104,487,058    $131,466,427
                                                        ============    ============

See accompanying notes to financial statements.

                              R. J. STEICHEN & CO.
                            STATEMENTS OF OPERATIONS

                                                           YEARS ENDED SEPTEMBER 30,
                                                 ---------------------------------------------
                                                    1997             1998             1999
                                                 -----------      -----------      -----------
REVENUES:
  Commissions:
     Investment banking......................    $10,777,797      $ 6,669,137      $ 3,740,426
     Securities..............................      8,451,093        9,163,130       11,190,454
     Investment companies and insurance
       products..............................        555,246          625,100          757,427
  Principal transactions.....................     15,001,537       11,965,854       16,157,400
  Interest and dividends.....................      7,584,917        8,818,446        8,233,536
  Other revenue..............................        149,388          577,275          354,986
                                                 -----------      -----------      -----------
       Total revenues........................     42,519,978       37,818,942       40,434,229
                                                 -----------      -----------      -----------
EXPENSES:
  Commissions and compensation...............     24,458,722       22,696,676       24,881,470
  Interest...................................      4,205,386        4,884,247        4,582,056
  Communications.............................      2,142,394        2,267,140        2,444,233
  Technology consultant fees and other data
     processing..............................        809,541        1,736,565        1,260,242
  Occupancy..................................      1,324,054        1,404,779        1,430,215
  Clearing corporation services..............        297,970          375,930          400,893
  Other operating expenses...................      2,055,142        1,645,079        1,375,220
                                                 -----------      -----------      -----------
       Total expenses........................     35,293,209       35,010,416       36,374,329
                                                 -----------      -----------      -----------
Net earnings.................................    $ 7,226,769      $ 2,808,526      $ 4,059,900
                                                 ===========      ===========      ===========
Basic earnings per common share..............    $   361,338      $   140,426      $   202,995
                                                 ===========      ===========      ===========

See accompanying notes to financial statements.

                              R. J. STEICHEN & CO.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                          YEARS ENDED SEPTEMBER 30, 1997, 1998, AND 1999
                                       ----------------------------------------------------
                                                 ADDITIONAL                       TOTAL
                                       COMMON     PAID-IN       RETAINED      STOCKHOLDERS'
                                       STOCK      CAPITAL       EARNINGS         EQUITY
                                       ------    ----------    -----------    -------------
Balance, September 30, 1996........    $2,000     $439,063     $15,800,317     $16,241,380
  Net earnings.....................       --            --       7,226,769       7,226,769
  Dividends paid...................       --            --      (8,858,726)     (8,858,726)
                                       ------     --------     -----------     -----------
Balance, September 30, 1997........    $2,000     $439,063     $14,168,360     $14,609,423
  Net earnings.....................       --            --       2,808,526       2,808,526
  Dividends paid...................       --            --      (2,297,000)     (2,297,000)
                                       ------     --------     -----------     -----------
Balance, September 30, 1998........    $2,000     $439,063     $14,679,886     $15,120,949
  Net earnings.....................       --            --       4,059,900       4,059,900
  Dividends paid...................       --            --      (1,695,612)     (1,695,612)
                                       ------     --------     -----------     -----------
Balance, September 30, 1999........    $2,000     $439,063     $17,044,174     $17,485,237
                                       ======     ========     ===========     ===========

See accompanying notes to financial statements.

                              R. J. STEICHEN & CO.

                            STATEMENTS OF CASH FLOWS

                                                   FISCAL YEARS ENDED SEPTEMBER 30,
                                                ---------------------------------------
                                                   1997          1998          1999
                                                -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings................................  $ 7,226,769   $ 2,808,526   $ 4,059,900
  Adjustments to reconcile net earnings to net
     cash provided (used) by operating
     activities:
     Depreciation and amortization............       86,943        44,288           804
     Changes in assets and liabilities:
       Net receivables from and payables to
          brokers, dealers, and clearing
          organizations.......................    2,575,076       378,902    (1,226,385)
       Net receivables from and payables to
          customers...........................   (1,321,027)   (2,359,519)   19,977,909
       Net securities in trading accounts and
          securities sold, not yet
          purchased...........................   (1,612,537)     (578,252)   (2,836,426)
       Accrued sales commissions..............      586,517    (1,042,111)      695,830
       Prepaid expenses and other assets......   (1,004,662)       27,804      (346,342)
       Accounts payable and accrued
          liabilities.........................     (159,910)   (1,026,295)     (247,821)
       Deposits, net..........................       54,856        27,800      (355,429)
                                                -----------   -----------   -----------
Net cash provided (used) by operating
  activities..................................  $ 6,432,025   $(1,718,857)  $19,722,040
                                                -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under line of
     credit...................................  $  (500,000)  $ 1,300,000   $(6,200,000)
  Dividends paid..............................   (8,858,726)   (2,297,000)   (1,695,612)
  Payments on obligations under capital
     leases...................................      (86,495)      (86,069)           --
                                                -----------   -----------   -----------
Net cash used by financing activities.........  $(9,445,221)  $(1,083,069)  $(7,895,612)
                                                -----------   -----------   -----------
Net increase (decrease) in cash...............   (3,013,196)   (2,801,926)   11,826,428
Cash at beginning of year.....................    7,730,083     4,716,887     1,914,961
                                                -----------   -----------   -----------
Cash at end of year...........................  $ 4,716,887   $ 1,914,961   $13,741,389
                                                ===========   ===========   ===========
Cash paid during the year for interest........  $ 4,205,386   $ 4,884,247   $ 4,582,056
                                                ===========   ===========   ===========

See accompanying notes to financial statements.

                              R. J. STEICHEN & CO.

                         NOTES TO FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1998 AND 1999

(1) NATURE OF BUSINESS

     R. J. Steichen & Co. (the Company) is privately owned but is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company trades, underwrites, and markets equity and fixed income securities.

(2) SIGNIFICANT ACCOUNTING POLICIES

     (A) ACCOUNTING FOR SECURITIES TRANSACTIONS

          Securities in trading and investment accounts and securities sold, not yet purchased are recorded at quoted market values. Revenues from principal transactions include the change in unrealized appreciation or depreciation of securities.

          Securities transactions and related commissions, revenues, and expenses are recorded on a settlement date basis, which is not materially different than on a trade date basis.

     (B) CUSTOMER ACCOUNTS

          Accounts receivable from customers primarily represents margin balances. Other customer receivables and payables result from cash transactions. Securities owned by customers and held as collateral are not reflected in the financial statements.

     (C) OTHER ASSETS

          Included in other assets are forgivable loans made to investment executives and other revenue producing employees, typically in connection with their recruitment. Such forgivable loans are amortized as compensation over the life of the note which is generally three to five years, using the straight-line method.

     (D) INCOME TAXES

          The Company is a Subchapter S corporation for income tax purposes. Accordingly, no provision for income taxes is included in the financial statements, as the Company's earnings are allocated to the stockholder for inclusion in his individual income tax returns.

     (E) FAIR VALUE OF FINANCIAL INSTRUMENTS

          Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

     (F) USE OF ESTIMATES

          Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the balance sheet date and the reported amounts of revenues

                              R. J. STEICHEN & CO.

(2) SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and expenses during the reporting period. Actual results could differ from those estimates.

     (G) CASH AND CASH EQUIVALENTS

          The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     (H) EARNINGS PER SHARE

          During the three-year period presented, there were no potential dilutive shares and common shares outstanding remained constant.

(3) CASH

     $9.0 million was required to be segregated at September 30, 1999 in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(4) RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

     Securities failed to deliver and receive, if any, represent the contract value of securities which have not been delivered or received subsequent to settlement date.

     Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned and requests additional collateral or returns excess collateral, as appropriate. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.

(5) SHORT-TERM BORROWINGS

     Short-term borrowings represent secured borrowings under a bank credit agreement to finance securities inventory positions and receivables. The Company may borrow up to an aggregate of $35 million, subject to borrowing base availability. At September 30, 1998 and 1999, the Company had outstanding balances of $7.8 million and $1.6 million, respectively. The interest rate was 6.43% and 6.45% at September 30, 1998 and 1999, respectively.

     Cash, securities inventory, customer margin securities, and receivables from clearing organizations of approximately $29.8 million and $25.6 million were pledged as collateral on these borrowings at September 30, 1998 and 1999, respectively.

                              R. J. STEICHEN & CO.

(6) SECURITIES INVENTORY

     Securities positions are summarized as follows:

                                                                 SEPTEMBER 30,
                                                            ------------------------
                                                               1998          1999
                                                            ----------    ----------
Owned:
  State and municipal government obligations............    $  709,032    $3,869,626
  U.S. government and Canadian government obligations...       543,683        22,174
  Stock and warrants....................................     1,477,897     1,827,173
  Corporate obligations.................................         4,858        40,406
                                                            ----------    ----------
       Total............................................    $2,735,470    $5,759,379
                                                            ==========    ==========
Sold, not yet purchased:
  Equity securities.....................................       478,299       665,782
                                                            ----------    ----------
       Total............................................    $  478,299    $  665,782
                                                            ==========    ==========

     Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase security in the market at prevailing prices. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the Statement of Financial Condition.

     Revenues from principal transactions are generated by market-making activities primarily from transactions relating to equity securities.

(7) EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution retirement plan to provide retirement income for employees. The Company matches 50% of employee contributions up to a $1,000 annual maximum plus a contribution at the discretion of the Board of Directors of the Company. No discretionary contributions were made for fiscal years 1997, 1998 and 1999. The Company's matching contributions under the plan for the years ended September 30, 1997, 1998 and 1999 were $33,644, $46,205, and $53,966, respectively.

(8) NET CAPITAL REQUIREMENTS

     The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method for computing net capital, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 1999 the Company's net capital of $13,872,958 was 13% of aggregate debit balances and $11,776,085 in excess of required net capital. Rule 15c3-1 also provides that equity capital may not be withdrawn nor cash dividends paid if resulting net capital would be less than 5% of aggregate debit balances.

                              R. J. STEICHEN & CO.

(9) COMMITMENTS AND CONTINGENCIES

     The Company leases its office facilities and certain equipment under noncancelable leases with expiration dates through fiscal year 2004. Certain leases contain provisions for payment of operating expenses as additional rents.

     Minimum rental commitments required under these leases are as follow:

                                                                OPERATING
                 YEAR ENDING SEPTEMBER 30,                        LEASES
                 -------------------------                      ----------
         2000...............................................    $  737,870
         2001...............................................       570,080
         2002...............................................       529,100
         2003...............................................       438,661
         2004...............................................       166,038
         Thereafter.........................................            --
                                                                ----------
              Total minimum lease payments..................    $2,441,749
                                                                ==========

     Rent expense was $880,000, $1.4 million, and $1.4 million for the years ended September 30, 1997, 1998, and 1999, respectively.

     In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year end is not expected to have a material effect on the financial statements.

     The Company is a defendant in various actions incidental to its securities business. While the outcome of the litigation is uncertain, based upon the facts that have been developed to date and consultation with legal counsel, Company management believes that the resolution of those actions will not have a materially adverse effect on the Company's financial condition.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

     The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

     In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices.

                              R. J. STEICHEN & CO.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED) Settlement of these transactions is not expected to have a material effect upon the Company's Statement of Financial Condition.

     The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

     The Company sells securities that are not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may be greater than the obligation already recorded in the financial statements.

     In connection with its trading securities, the Company does not, nor does it have plans to, utilize interest rate swaps, foreign currency contracts, futures, forward contracts, or other derivatives.

     In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

     As a broker dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of corporations, governments, institutions, and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers and the related counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile security markets, credit markets, and regulatory changes which may impair the ability of customers and/or counterparties to satisfy their obligations to the Company. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes.

     To alleviate the potential for risk concentrations, the Company has established credit limits which are monitored on an on-going basis in light of market conditions.

(11) SEGMENTS

     The Company's reportable segments are: retail sales, equity capital markets, fixed income, and other. The retail segment consists of commissions on equity and principal transactions, including mutual funds and insurance products. Equity capital markets consists of market making trading, institutional sales and investment banking. Fixed income includes the origination and trading of fixed income securities. Interest has been presented separately as the Company does not allocate these amounts to its segments. Other consists of general corporate and administrative support functions. The Company does not provide balance sheet data for segment reporting as this data is not presented.

                              R. J. STEICHEN & CO.

(11) SEGMENTS (CONTINUED)
     Information concerning operations in these segments of business is as follows:

                                                     YEARS ENDED SEPTEMBER 30,
                                             -----------------------------------------
                                                1997           1998           1999
                                             -----------    -----------    -----------
Revenue:
  Retail sales...........................    $20,572,982    $18,059,773    $22,366,375
  Equity capital markets.................     13,981,922      9,598,524      8,504,102
  Fixed income...........................        246,620      1,076,159      1,101,390
  Interest income........................      7,562,121      8,720,623      8,189,720
  Other..................................        156,333        363,863        272,642
                                             -----------    -----------    -----------
       Total.............................    $42,519,978    $37,818,942    $40,434,229
                                             ===========    ===========    ===========
Net earnings:
  Retail sales...........................    $  (231,826)   $   442,735    $ 3,066,576
  Equity capital markets.................      6,017,677      2,710,354      2,026,530
  Fixed income...........................         81,479        395,282        694,880
  Interest income, net...................      3,356,735      3,836,376      3,607,664
  Other..................................     (1,997,296)    (4,576,221)    (5,335,750)
                                             -----------    -----------    -----------
       Total.............................    $ 7,226,769    $ 2,808,526    $ 4,059,900
                                             ===========    ===========    ===========

                              R. J. STEICHEN & CO.

                       STATEMENTS OF FINANCIAL CONDITION

                                                        SEPTEMBER 30,     MARCH 31,
                                                            1999             2000
                                                        -------------    ------------
                                                                         (UNAUDITED)
ASSETS
Cash................................................    $ 13,741,389     $    397,636
Deposits with clearing organizations................         603,629        2,709,629
Receivables from brokers and dealers and clearing
  organizations:
  Clearing organizations............................         585,104        1,760,177
  Securities borrowed...............................       3,276,190       10,568,941
Receivables from customers..........................     105,375,932      146,852,180
Securities in trading account, at market value......       5,759,379        3,264,023
Prepaid expenses and other assets...................       2,124,804        2,493,884
                                                        ------------     ------------
                                                        $131,466,427     $168,046,470
                                                        ============     ============
LIABILITIES
Payables to customers...............................    $109,197,017     $139,294,251
Short-term borrowings...............................       1,600,000        1,500,000
Securities sold, not yet purchased..................         665,782          268,031
Accounts payable and accrued liabilities............       1,047,281        1,277,640
Accrued sales commissions...........................       1,275,110        2,986,876
Deposit from introducing broker.....................         196,000          196,000
                                                        ------------     ------------
                                                         113,981,190      145,522,798
                                                        ------------     ------------
STOCKHOLDERS' EQUITY:
  Common stock, $100 par value; authorized 200
     shares; issued and outstanding, 20 shares......           2,000            2,000
  Additional paid-in capital........................         439,063          439,063
  Retained earnings.................................      17,044,174       22,082,609
                                                        ------------     ------------
     Total stockholders' equity.....................      17,485,237       22,523,672
                                                        ------------     ------------
                                                        $131,466,427     $168,046,470
                                                        ============     ============

See accompanying notes to unaudited financial statements.

                              R. J. STEICHEN & CO.

                       UNAUDITED STATEMENTS OF OPERATIONS

                                                          FOR THE SIX-MONTH PERIODS
                                                               ENDED MARCH 31,
                                                          --------------------------
                                                             1999           2000
                                                          -----------    -----------
Revenues:
  Commissions:
     Investment banking...............................    $ 1,374,819    $ 2,740,212
     Securities.......................................      5,187,224     11,007,501
     Investment companies and insurance products......        345,264        579,675
  Principal transactions..............................      7,947,283     11,172,764
  Interest and dividends..............................      3,906,899      5,191,872
  Other revenue.......................................        382,692        552,010
                                                          -----------    -----------
       Total revenues.................................     19,144,181     31,244,034
                                                          ===========    ===========
Expenses:
  Commissions and compensation........................     11,620,969     19,016,318
  Interest............................................      2,155,614      2,757,952
  Communications......................................      1,169,597      1,294,756
  Technology consultant fees and other data
     processing.......................................        638,592        531,516
  Occupancy...........................................        702,554        674,411
  Clearing corporation services.......................        209,362        160,753
  Other operating expenses............................        922,470      1,117,372
                                                          -----------    -----------
       Total expenses.................................     17,419,158     25,553,078
                                                          -----------    -----------
Net earnings..........................................    $ 1,725,023    $ 5,690,956
                                                          ===========    ===========
Basic earnings per common share.......................    $    86,251    $   284,548
                                                          ===========    ===========

See accompanying notes to unaudited financial statements.

                              R. J. STEICHEN & CO.

                  UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

                                           FOR THE SIX-MONTH PERIOD ENDED MARCH 31, 2000
                                        ----------------------------------------------------
                                                  ADDITIONAL                       TOTAL
                                        COMMON     PAID-IN       RETAINED      STOCKHOLDERS'
                                        STOCK      CAPITAL       EARNINGS         EQUITY
                                        ------    ----------    -----------    -------------
Balance, September 30, 1999.........    $2,000     $439,063     $17,044,174     $17,485,237
Net earnings........................        --           --       5,690,956       5,690,956
Dividends paid......................        --           --        (652,521)       (652,521)
                                        ------     --------     -----------     -----------
Balance, March 31, 2000.............    $2,000     $439,063     $22,082,609     $22,523,672
                                        ======     ========     ===========     ===========

See accompanying notes to unaudited financial statements.

                              R.J. STEICHEN & CO.
                       UNAUDITED STATEMENTS OF CASH FLOWS

                                                          FOR THE SIX-MONTH PERIODS
                                                               ENDED MARCH 31,
                                                         ---------------------------
                                                            1999            2000
                                                         -----------    ------------
Cash flows from operating activities:
  Net earnings.......................................    $ 1,725,023    $  5,690,956
  Adjustments to reconcile net earnings to net cash
     provided (used) by operating activities:
     Changes in assets and liabilities:
       Net receivables from and payables to brokers,
          dealers, and clearing organizations........        218,659      (8,467,824)
       Net receivables from and payables to
          customers..................................     20,412,907     (11,379,014)
       Net securities in trading accounts and
          securities sold, not yet purchased.........       (831,580)      2,097,605
       Accrued sales commissions.....................        524,963       1,711,766
       Prepaid expenses and other assets.............       (167,135)       (369,080)
       Accounts payable and accrued liabilities......       (548,970)        230,359
       Deposits, net.................................       (671,933)     (2,106,000)
                                                         -----------    ------------
Net cash provided (used) by operating activities.....    $20,661,934    $(12,591,232)
                                                         -----------    ------------
Cash flows from financing activities:
  Net repayment under line of credit.................    $(4,400,000)   $   (100,000)
  Dividends paid.....................................       (201,250)       (652,521)
                                                         -----------    ------------
Net cash used by financing activities................    $(4,601,250)   $   (752,521)
                                                         -----------    ------------
Net increase in cash.................................    $16,060,684    $(13,343,753)
Cash at beginning of period..........................      1,914,961      13,741,389
                                                         -----------    ------------
Cash at end of period................................    $17,975,645    $    397,636
                                                         ===========    ============
Cash paid during the period for interest.............    $ 2,155,614    $  2,757,952
                                                         ===========    ============

See accompanying notes to unaudited financial statements.

                              R.J. STEICHEN & CO.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The accompanying unaudited financial statements should be read in conjunction with the financial statements and notes for the year ended September 30, 1999. In the opinion of Steichen's management, the financial information reflects all adjustments which are necessary for a fair presentation of financial position, results of operations, and cash flows for the interim periods. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

(2) SEGMENTS

     The Company's reportable segments are: retail sales, equity capital markets, fixed income, and other. The retail segment consists of commissions on equity and principal transactions, including mutual funds and insurance products. Equity capital markets consist of market making trading, institutional sales, and investment banking. Fixed income includes the origination and trading of fixed income securities. Other consists of general corporate and administrative support functions. Interest income has been presented separately as Steichen does not allocate this item to its segments. The Company does not provide balance sheet data for segment reporting as this data is not measured.

     Information concerning operations in these segments of business is as follows:

                                                            SIX-MONTH PERIOD ENDED
                                                                  MARCH 31,
                                                          --------------------------
                                                             1999           2000
                                                          -----------    -----------
Revenue:
  Retail sales........................................    $10,195,222    $19,718,761
  Equity capital markets..............................      4,195,053      5,324,966
  Fixed income........................................        499,328        491,506
  Interest income.....................................      3,868,968      5,115,917
  Other...............................................        385,610        592,884
                                                          -----------    -----------
     Total............................................    $19,144,181    $31,244,034
                                                          ===========    ===========
Net earnings (loss):
  Retail sales........................................    $ 1,153,438    $ 3,428,780
  Equity capital markets..............................        866,909      2,269,380
  Fixed income........................................        310,040        290,839
  Interest income, net................................      1,713,355      2,357,965
  Other...............................................     (2,318,719)    (2,656,008)
                                                          -----------    -----------
     Total............................................    $ 1,725,023    $ 5,690,956
                                                          ===========    ===========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Kinnard Investments, Inc.:

     We have audited the accompanying consolidated statements of financial condition of Kinnard Investments, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kinnard Investments, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/  KPMG LLP
Minneapolis, Minnesota
February 17, 2000

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                   AT DECEMBER 31,
                                                                ----------------------
                                                                  1998          1999
                                                                --------      --------
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
ASSETS
Cash and cash equivalents...................................    $ 2,689       $ 8,018
Receivable from clearing firm...............................      1,009           590
Miscellaneous receivables...................................      3,527         2,899
Trading securities, at market...............................      8,221        12,976
Office equipment at cost, less accumulated depreciation of
  $2,540 and $3,594, respectively...........................      1,888         1,247
Investment securities, at fair value........................     16,918        13,992
Income tax receivable.......................................      1,456             0
Deferred income taxes.......................................        242           354
Other assets................................................        414           351
                                                                -------       -------
     Total assets...........................................    $36,364       $40,427
                                                                =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Securities sold but not yet purchased, at market..........        257           844
  Accrued compensation......................................      3,770         6,233
  Other accounts payable and accrued expenses...............      2,831         3,158
  Income taxes payable......................................          0         1,228
                                                                -------       -------
     Total liabilities......................................      6,858        11,463
                                                                =======       =======
Shareholders' equity
  Common stock, $.02 par value; authorized 7,500 shares;
     issued and outstanding 5,483 and 4,782 shares,
     respectively...........................................        110            96
  Additional paid-in capital................................      9,265         6,028
  Retained earnings.........................................     20,131        22,840
                                                                =======       =======
     Total shareholders' equity.............................     29,506        28,964
                                                                -------       -------
     Total liabilities and shareholders' equity.............    $36,364       $40,427
                                                                =======       =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                      1997           1998           1999
                                                    ---------      ---------      ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Commissions...................................     $14,745        $14,684        $16,645
  Principal transactions........................      25,929         16,453         22,708
  Net gains/losses on investment account........         455           (187)         6,520
  Investment banking............................       3,977          5,640          3,839
  Interest......................................       2,276          1,422          1,638
  Other.........................................       2,464          2,932          3,518
                                                     -------        -------        -------
          Total revenues........................      49,846         40,944         54,868
                                                     -------        -------        -------
Expenses:
  Compensation and benefits.....................      33,872         31,360         34,628
  Floor brokerage and clearance.................       4,171          3,413          3,931
  Communications................................         787            910            765
  Occupancy and equipment.......................       5,333          5,554          5,161
  Other.........................................       5,147          5,336          5,870
                                                     -------        -------        -------
       Total expenses...........................      49,310         46,573         50,355
                                                     -------        -------        -------
Income (loss) before income taxes...............         536         (5,629)         4,513
Income tax expense (benefit)....................         228         (2,253)         1,804
                                                     -------        -------        -------
Net income (loss)...............................     $   308        $(3,376)       $ 2,709
                                                     =======        =======        =======
Earnings (loss) per common share:
  Basic.........................................     $  0.05        $ (0.58)       $  0.54
  Diluted.......................................     $  0.05        $ (0.58)       $  0.53
                                                     =======        =======        =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                    COMMON STOCK       ADDITIONAL                     TOTAL
                                  -----------------      PAID-IN      RETAINED    SHAREHOLDERS'
                                  SHARES    AMOUNT       CAPITAL      EARNINGS       EQUITY
                                  ------    -------    -----------    --------    -------------
                                                         (IN THOUSANDS)
Balance, December 31, 1996....    6,027       120         12,710       23,199         36,029
                                  -----      ----        -------      -------        -------
  Issuance of shares under
     employee stock option
     plan.....................       68         1            230                         231
  Issuance of new shares......      325         7          1,700                       1,707
  Repurchase of stock.........     (465)       (9)        (2,694)                     (2,703)
  Net income..................                                            308            308
                                  -----      ----        -------      -------        -------
Balance, December 31, 1997....    5,955       119         11,946       23,507         35,572
                                  -----      ----        -------      -------        -------
  Issuance of shares under
     employee stock purchase
     plan.....................       13         0             78                          78
  Issuance of shares under
     employee stock option
     plan.....................       81         2            379                         381
  Repurchase of stock.........     (566)      (11)        (3,138)                     (3,149)
  Net loss....................                                         (3,376)        (3,376)
                                  -----      ----        -------      -------        -------
Balance, December 31, 1998....    5,483      $110        $ 9,265      $20,131        $29,506
                                  -----      ----        -------      -------        -------
  Issuance of shares under
     employee stock option
     plan.....................       59         1            273                         274
  Repurchase of stock.........     (760)      (15)        (3,604)                     (3,619)
  Tax benefit from stock
     options exercised........                                94                          94
  Net income..................                                          2,709          2,709
                                  -----      ----        -------      -------        -------
Balance, December 31, 1999....    4,782      $ 96        $ 6,028      $22,840        $28,964
                                  =====      ====        =======      =======        =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       FOR YEARS ENDED
                                                                        DECEMBER 31,
                                                                -----------------------------
                                                                 1997       1998       1999
                                                                -------    -------    -------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash received from customers and clearing firm............    $45,103    $40,553    $42,960
  Cash paid to suppliers and employees......................    (49,473)   (46,550)   (45,819)
  Interest:
    Received................................................      2,276      1,422      1,638
    Paid....................................................          0          0          0
  Income taxes (paid) refunded..............................     (3,349)       317        862
                                                                -------    -------    -------
  Net cash used in operating activities.....................     (5,443)    (4,258)      (359)
                                                                -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of:
    Office equipment........................................          5         63          0
    Investment securities...................................     16,511     16,285     18,220
  Purchases of:
    Office equipment........................................     (1,074)    (1,505)      (413)
    Investment securities...................................    (17,866)   (10,685)    (8,774)
  Funds released from escrow................................          0      1,593          0
                                                                -------    -------    -------
  Net cash provided by (used in) investing activities.......     (2,424)     5,751      9,033
                                                                -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock..................................      1,938        459        274
  Repurchase of common stock................................     (2,703)    (3,149)    (3,619)
                                                                -------    -------    -------
  Net cash used in financing activities.....................       (765)    (2,690)    (3,345)
                                                                -------    -------    -------
Increase (decrease) in cash and cash equivalents............     (8,632)    (1,197)     5,329
Cash and cash equivalents at beginning of year..............     12,518      3,886      2,689
                                                                -------    -------    -------
Cash and cash equivalents at end of year....................    $ 3,886    $ 2,689    $ 8,018
                                                                =======    =======    =======
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH USED IN
  OPERATING ACTIVITIES:
  Net income (loss).........................................    $   308    $(3,376)   $ 2,709
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
  Depreciation and amortization.............................        766        821      1,054
  Net unrealized loss (gain) on investment securities.......       (222)       626     (1,344)
  Net realized gain on sale of investment securities........       (233)      (439)    (5,176)
  Realized loss (gain) on sale of office equipment..........         21          0          0
  Deferred income taxes.....................................         89       (462)      (322)
  (Increase) decrease in:
    Receivable from clearing firm...........................        968     (1,009)       419
    Miscellaneous receivables...............................     (1,211)      (216)       628
    Trading securities, at market...........................     (3,072)     2,509     (4,755)
    Income tax receivable...................................          0     (1,456)     1,456
    Other assets............................................        (56)        66         63
  Increase (decrease) in:
    Due to clearing firm....................................      1,069     (1,069)         0
    Securities sold but not yet purchased, at market........         73       (658)       587
    Accrued compensation....................................       (306)       176      2,463
    Other accounts payable and accrued expenses.............       (427)       247        327
    Income taxes payable....................................     (3,210)       (18)     1,532
                                                                -------    -------    -------
Net cash used in operating activities.......................    $(5,443)   $(4,258)   $  (359)
                                                                =======    =======    =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Kinnard Investments, Inc. ("Kinnard") is a holding company that has been providing financial products and services for over 50 years. The primary subsidiary, John G. Kinnard and Company, Incorporated ("John G. Kinnard" or "JGK"), is a regional broker-dealer headquartered in Minneapolis, Minnesota. Kinnard and John G. Kinnard are hereinafter collectively referred to as the "Company".

     John G. Kinnard is a full-service broker-dealer engaged in securities brokerage, trading, investment banking, asset management and related financial services to both retail and institutional customers. Its principal business is trading, underwriting, research and sale of securities of emerging growth companies with market capitalizations up to $250 million. Kinnard also negotiates, underwrites and participates in fixed income debt offerings. Other products and services include mutual funds, insurance products, investment management, IRA services and fixed income securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Kinnard Investments, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Kinnard does not present a statement of comprehensive income as there are no items. Kinnard does not provide balance sheet data for segment reporting as this data is not measured.

CASH AND CASH EQUIVALENTS

     Kinnard considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS

     Securities transactions and the related revenues and expenses are recorded on a settlement date basis, which is not materially different than if such transactions were recorded on trade date. Trading securities, securities sold but not yet purchased and investment securities that are readily marketable are stated at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in earnings.

MISCELLANEOUS RECEIVABLES

     Included in miscellaneous receivables are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. Such loans are forgivable based on continued employment and are amortized

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) over the term of the loan, which is generally three to five years, using the straight-line method.

INCOME TAXES

     Kinnard accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, deferred tax liabilities and assets and the resultant provision for income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

OFFICE EQUIPMENT

     The cost of office equipment is depreciated using accelerated methods over the estimated useful lives of two to seven years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Substantially all of Kinnard's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EMPLOYEE STOCK COMPENSATION

     Kinnard has elected to continue following the guidance of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", for measurement and recognition of stock-based transactions with employees. Kinnard has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". See Note 10 to the Consolidated Financial Statements for additional information.

EARNINGS PER SHARE

     Basic earnings per share are based upon the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share take into account the dilutive effect, if any, of stock options and other potential dilutive common shares outstanding during the period.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) The following reconciliation illustrates the computation of basic and diluted earnings per share:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1997      1998       1999
                                                          ------    -------    ------
                                                           (IN THOUSANDS, EXCEPT PER
                                                                  SHARE DATA)
Net income (loss).....................................    $  308    $(3,376)   $2,709
                                                          ======    =======    ======
Weighted average number of common shares
  outstanding.........................................     6,149      5,825     5,050
Dilutive effect of stock options and warrants.........        82          0        22
                                                          ------    -------    ------
Weighted average number of common and potential
  dilutive common shares outstanding:.................     6,231      5,825     5,072
                                                          ======    =======    ======
Basic earnings (loss) per share.......................    $ 0.05    $ (0.58)   $ 0.54
Diluted earnings (loss) per share.....................    $ 0.05    $ (0.58)   $ 0.53
                                                          ======    =======    ======

     Non-dilutive options as of December 31, 1997, 1998 and 1999 totaled 447,000, 537,000 and 574,000, respectively.

NOTE 2. BINDING ARBITRATION AWARD

     On December 10, 1999, the National Association of Securities Dealers ("NASD") issued a binding arbitration award for $16.6 million in favor of Kinnard and against Dain Rauscher Corporation ("Dain") and several of its investment executives who were wrongfully recruited by Dain from Kinnard from 1997 to 1999.

     NASD arbitration awards are not subject to appeal. While Dain has filed a motion with the Hennepin County District Court (the "Court") to vacate the arbitration panel's decision, Kinnard believes that vacatur is unlikely due to the narrow grounds upon which a binding arbitration award may be vacated. Under both Federal and Minnesota Arbitration Acts, the Court must find evidence of fraud, corruption, misconduct or partiality on the part of the arbitration panel, or that the panel exceeded its powers in rendering its award decision.

     The award included compensatory damages of $9.1 million, punitive damages of $7.1 million and reimbursement of legal costs of $350 thousand. Upon exhaustion of all vacatur efforts, Kinnard anticipates recognizing up to $16.6 million in revenue. Recognition of such revenue may result in additional compensation and income tax expense. The additional compensation expense would result from an incremental ESOP contribution and additional incentive compensation, both based on pre-tax income.

     The following unaudited pro forma information has been prepared assuming that the binding arbitration settlement had been recognized during the period presented after the

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 2. BINDING ARBITRATION AWARD (CONTINUED) impact of certain adjustments to revenue, employee compensation based on current formulas and the related income tax effects thereof.

                     PRO FORMA STATEMENT OF OPERATIONS DATA

                                                                     YEAR ENDED
                                                                  DECEMBER 31, 1999
                                                                ---------------------
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
                                                                     (UNAUDITED)
Revenues....................................................           $71,085
Expenses....................................................           $53,491
                                                                       -------
Income before income taxes..................................            17,594
Income tax expense..........................................             7,037
                                                                       -------
Net income..................................................           $10,557
                                                                       =======
Earnings per common share:
  Basic.....................................................           $  2.09
  Diluted...................................................           $  2.08
Book value per common share:................................           $  7.70
                                                                       =======

NOTE 3. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Included in other accounts payable and accrued expenses are vendor accounts payable, accrual for contingencies, sales incentive program accruals and miscellaneous payables.

NOTE 4. SECURITIES

     Trading securities are summarized as follows:

                                                                  DECEMBER 31,
                                                                -----------------
                                                                 1998      1999
                                                                ------    -------
                                                                 (IN THOUSANDS)
Trading securities:
  Corporate stocks..........................................    $2,298      1,837
  U.S. government and municipal bonds.......................     3,702     10,226
  Corporate debt securities.................................     2,221        913
                                                                ------    -------
                                                                $8,221    $12,976
                                                                ======    =======
Securities sold but not yet purchased:
  Corporate stocks..........................................    $  252    $   433
  Corporate debt securities.................................         5        411
                                                                ------    -------
                                                                $  257    $   844
                                                                ======    =======

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 4. SECURITIES (CONTINUED)
     Revenues from principal transactions are generated by market making activities in both equity and fixed income products. Revenues from equity principal transactions were $18.8 million, $10.9 million and $17.2 million for the years ended December 31, 1997, 1998 and 1999. Revenues from fixed income principal transactions were $7.1 million, $5.5 million and $5.5 million for the years ended December 31, 1997, 1998 and 1999.

     Investment securities are summarized as follows:

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1998       1999
                                                                -------    -------
                                                                  (IN THOUSANDS)
Investment securities:
  Corporate stocks..........................................    $ 4,590    $ 3,166
  U.S. government bonds.....................................      5,557      7,065
  Outside money managers....................................      6,771      3,761
                                                                -------    -------
                                                                $16,918    $13,992
                                                                =======    =======

NOTE 5. NOTES PAYABLE

     JGK maintains a discretionary credit facility providing for conditional short-term borrowing of up to $10 million. The facility limits borrowing to 90 days and is secured by the firm's marketable securities. Advances under the facility are at the bank's sole discretion, accrue interest at a fluctuating interest rate to be agreed upon by JGK and the bank, and are subject to certain affirmative and negative covenants. There are no fees or compensating balances related to this line of credit. There were no outstanding borrowings at December 31, 1998 and 1999 nor for the years then ended.

NOTE 6. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

     Employees are eligible to participate in the Employee Stock Ownership Plan and Trust (ESOP) upon completing one year of service. Contributions to the ESOP are made at the discretion of Kinnard and can be made in cash or other property, as the Trustees of the ESOP consider appropriate. These contributions are used primarily to purchase stock of Kinnard. A participant is generally fully vested after five years of service. During the years ended December 31, 1997, 1998 and 1999, Kinnard contributed $0, $0 and $796,093, respectively, to the ESOP.

PENSION AND PROFIT SHARING PLANS

     Kinnard has defined contribution pension and profit sharing plans covering substantially all employees who have completed at least one full year of continuous service. Kinnard contributes to the pension plan, on behalf of each eligible employee, an amount equal to five percent of their annual qualified compensation. This contribution is reflected

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES as an operating expense and amounted to $1.0 million, $781,000 and $854,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     There were no contributions to the Profit Sharing Plan for the years ended December 31, 1999, 1998 and 1997. Kinnard does not intend to make any further contributions to the Profit Sharing Plan so long as the ESOP is in effect.

NOTE 7. INCOME TAXES

     Income tax expense (benefit) is as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                        1997         1998          1999
                                                        ----    --------------    ------
                                                                 (IN THOUSANDS)
Current:
  Federal...........................................    $ 97       $(1,433)       $2,533
  State.............................................      42          (358)         (407)
Deferred............................................      89          (462)         (322)
                                                        ----       -------        ------
                                                        $228       $(2,253)       $1,804
                                                        ====       =======        ======

     The provision for income taxes for the years ended December 31, 1997, 1998 and 1999, differs from the amount obtained by applying the U.S. federal income tax rate of 34% to pretax income due to the following:

                                                              YEARS ENDED DECEMBER 31,
                                                            -----------------------------
                                                            1997       1998         1999
                                                            ----      -------      ------
Ordinary federal income tax expense (benefit).........      $182      $(1,914)     $1,534
State income taxes, net of federal tax benefit........        46         (339)          0
Other.................................................         0            0         270
                                                            ----      -------      ------
                                                            $228      $(2,253)     $1,804
                                                            ====      =======      ======

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 7. INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to Kinnard's deferred tax assets and liabilities are as follows:

                                                                 DECEMBER 31,
                                                                --------------
                                                                1998     1999
                                                                ----    ------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Accruals not currently deductible.........................    $627    $  680
  Receivables...............................................     216       219
  Other.....................................................     137       386
                                                                ----    ------
                                                                 980     1,285
                                                                ====    ======
Deferred tax liabilities:
  Unrealized appreciation of investment securities..........     658       868
  Other.....................................................      80        63
                                                                ----    ------
                                                                 738       931
                                                                ----    ------
Net deferred tax asset......................................    $242    $  354
                                                                ====    ======

     Kinnard has determined that there is no need to establish a valuation allowance for the deferred tax asset. That determination is based on the assumption that it is more likely than not that the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences and future taxable income.

NOTE 8. NET CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

     Kinnard is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, net capital requirements for brokers and dealers, which required Kinnard to maintain minimum net capital of $799,000 as of December 31, 1999. Also, under this rule, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and Kinnard may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 1999, Kinnard had net capital of $8.0 million, and a ratio of aggregate indebtedness to net capital of 1.5 to 1.

     Kinnard is exempt from the provisions of SEC Rule 15c3-3, customer protection: reserves and custody of securities, as Kinnard's clearing firm is responsible for complying with these provisions. Accordingly, the computation for determination of reserve requirements and information relating to the possession or control requirements is not required for Kinnard.

NOTE 9. EQUITY

     Kinnard's 16.5 million shares of authorized undesignated stock may be designated by the Board of Directors as either preferred stock or common stock.

     During the years 1997, 1998 and 1999 Kinnard repurchased 465,000, 566,000 and 760,000 shares of its common stock at a total cost of $2.7 million, $3.1 million and

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

9. EQUITY (CONTINUED)
$3.6 million, respectively. In October 1998, the board of directors authorized the repurchase of 1,000,000 shares in the open market or through privately negotiated transactions, at the discretion of the firm's management. In November 1999, the board of directors authorized the repurchase of an additional 1,000,000. Remaining shares authorized for repurchase at December 31, 1999 are 1,231,491.

     In April 1997, Kinnard entered into a Subscription and Purchase Agreement with William F. Farley, whereby Mr. Farley purchased 325,000 Units of securities of Kinnard for $1.7 million or $5.25 per Unit. Each Unit consisted of one share of common stock of Kinnard and a warrant to purchase an additional share at a price of $6.00 per share.

     Kinnard has an Employee Stock Purchase Plan ("ESPP") under which 1,050,000 shares are authorized for issuance. The ESPP allows employees to set aside up to 15% of earnings to purchase shares of Kinnard's common stock. Shares are issued semi-annually at a price equal to 85% of a defined market price, but not less than book value at the end of the period. Reserved but unissued shares under the Plan were 689,538 at December 31, 1999.

NOTE 10. STOCK OPTION PLANS

     Under Kinnard's 1990 and 1997 Stock Option Plans, a total of 620,000 and 1 million shares, respectively, have been reserved for options to employees and Directors of Kinnard. At December 31, 1999 authorized but unissued shares were 161,857 for the 1990 Stock Option Plan and 463,500 for the 1997 Stock Option Plan. Under terms of the plan, options are generally granted at the current market price, but not less than the book value per share. The options may be exercised over the period prescribed at the time of the grant, not to exceed ten years.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 10. STOCK OPTION PLANS (CONTINUED)
     The options, in general, vest evenly over five years. Stock option transactions are summarized below:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                               NUMBER OF    EXERCISE
                                                                SHARES       PRICE
                                                               ---------    --------
Outstanding at December 31, 1996...........................     368,200      $4.40
Granted....................................................     488,000       5.98
Exercised..................................................     (67,693)      4.01
Forfeited or expired.......................................    (131,557)      5.39
                                                               --------      -----
Outstanding at December 31, 1997...........................     656,950       5.37
Granted....................................................     250,000       5.97
Exercised..................................................     (81,250)      4.69
Forfeited or expired.......................................     (95,000)      5.74
                                                               --------      -----
Outstanding at December 31, 1998...........................     730,700       5.62
Granted....................................................     159,500       4.70
Exercised..................................................     (58,950)      3.74
Forfeited or expired.......................................    (143,000)      4.98
                                                               --------      -----
Outstanding at December 31, 1999...........................     688,250      $5.52
                                                               ========      =====
Exercisable at:
     December 31, 1997.....................................     416,450       5.07
     December 31, 1998.....................................     373,700       5.37
     December 31, 1999.....................................     477,500       5.62
                                                               ========      =====

     The following table summarizes information for stock options outstanding at December 31, 1999:

                                                            WEIGHTED
           RANGE OF                              AVERAGE    AVERAGE                    WEIGHTED
           EXERCISE                 NUMBER        LIFE      EXERCISE      NUMBER       EXERCISE
            PRICES                OUTSTANDING    (YEARS)     PRICE      EXERCISABLE     PRICE
           --------               -----------    -------    --------    -----------    --------
$3.58 to $4.04................       66,750       1.08       $4.00              0         N/A
$4.25 to $5.88................      234,500       6.71        4.91        200,000       $4.91
$5.98 to $5.98................      119,500       1.22        5.98         20,000        5.98
$6.00 to $6.88................      267,500       6.51        6.18        257,500        6.15
                                    -------       ----       -----        -------       -----
$3.58 to $6.88................      688,250       6.25       $5.50        477,500       $5.62
                                    =======       ====       =====        =======       =====

     No compensation expense has been recognized for its stock option and stock purchase plans because the exercise price of all options granted under the stock option plan and price of shares issued under the stock purchase plan were not deemed to be less than fair value.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 10. STOCK OPTION PLANS (CONTINUED)
     Had compensation cost for these equity instruments been determined based on the fair value at the grant dates, Kinnard's net income (loss) and earnings
(loss) per share for the years ended December 31, 1997, 1998 and 1999 would have been reduced to the pro forma amounts indicated below:

                                                           1997      1998       1999
                                                          ------    -------    ------
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
Net income (loss):
     As reported......................................    $  308    $(3,376)   $2,709
     Pro forma........................................    $ (145)   $(3,514)   $2,357
Basic earnings (loss) per share:
     As reported......................................    $ 0.05    $ (0.58)   $ 0.54
     Pro forma........................................    $(0.02)   $ (0.60)   $ 0.47
Diluted earnings (loss) per share:
     As reported......................................    $ 0.05    $ (0.58)   $ 0.53
     Pro forma........................................    $(0.02)   $ (0.60)   $ 0.46
                                                          ======    =======    ======

     Using the Black-Scholes option pricing model, the estimated weighted average fair value of options granted during 1997, 1998 and 1999 was $2.04, $2.71 and $5.25 per share. The assumptions used in the computations for 1997, 1998 and 1999 are as follows: risk-free interest rate of 6.3%, 5.6% and 6.2%; expected dividend yield of 0% in all three years; expected life of five, four and six years; and expected volatility of 43%, 42% and 61%. Pro forma compensation cost of shares issued under the Employee Stock Purchase Plan is measured based on the discount from market value. At December 31, 1999, the closing price of Kinnard's common stock was $7.44 per share.

NOTE 11. COMMITMENTS

     Kinnard and its subsidiaries lease office space and equipment under various operating leases with remaining terms ranging up to eight years. Certain of these leases have escalation clauses and renewal options. Minimum rentals required under these non-cancelable operating leases are as follows:

                                                       (IN THOUSANDS)
2000...............................................        $  758
2001...............................................           728
2002...............................................           709
2003...............................................           620
2004...............................................           322
Thereafter.........................................           398
                                                           ------
                                                           $3,535
                                                           ======

     Rent expense was $2.9 million, $3.2 million and $2.8 million for the years ended December 31, 1997, 1998 and 1999, respectively.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 11. COMMITMENTS (CONTINUED)
     In the normal course of business, Kinnard enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the consolidated financial statements.

NOTE 12. LEGAL PROCEEDINGS

     Kinnard is a defendant in various other actions relating to its business, some of which involve claims for unspecified amounts. Although the ultimate resolution of these matters cannot be predicted with certainty, in management's opinion, while their outcome may have a material effect on the earnings in a particular period, the outcome will not have a material adverse effect on the financial condition of Kinnard.

NOTE 13. SEGMENTS

     Kinnard's reportable segments are: retail sales, equity capital markets, fixed income and other. The retail segment consists of various retail branch locations and the financial services division. Equity capital markets consists of equity trading, institutional sales, research and investment banking. Fixed income includes the origination, trading, and institutional sales of fixed income securities. Other consists of general corporate, administrative support functions and net gains or losses on the investment account. Kinnard does not provide balance sheet data for segment reporting as this data is not measured.

     Information concerning operations in these segments of business is as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Revenue:
     Retail sales...................................    $30,422    $24,737    $28,760
     Equity capital markets.........................     10,192      8,660     11,720
     Fixed income...................................      6,224      5,943      6,182
     Other..........................................      3,008      1,604      8,206
                                                        -------    -------    -------
                                                        $49,846    $40,944    $54,868
                                                        =======    =======    =======
Pretax income (loss):
     Retail sales...................................    $ 4,342    $ 2,501    $ 4,983
     Equity capital markets.........................       (509)    (3,126)    (1,148)
     Fixed income...................................      1,166      1,132        840
     Other..........................................     (4,463)    (6,136)      (162)
                                                        -------    -------    -------
                                                        $   536    $(5,629)   $ 4,513
                                                        =======    =======    =======

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

NOTE 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     Kinnard sells securities that are not yet purchased (short sales) for its own account. The establishment of short positions exposes Kinnard to off-balance-sheet market risk in the event prices increase, as Kinnard may be obligated to acquire the securities at prevailing market prices. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may be greater than the obligation already recorded in the consolidated financial statements.

     In connection with its trading securities, Kinnard does not, nor does it have plans to, utilize interest rate swaps, foreign currency contracts, futures, forward contracts, or other derivatives.

     In the normal course of business, Kinnard's activities involve the execution, settlement and financing of various securities transactions. These activities may expose Kinnard to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

     Kinnard clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. However, Kinnard is liable to the clearing firm for the transactions of its customers. These activities may expose Kinnard to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations. Kinnard maintains all of its trading securities at the clearing firm. These trading securities may collateralize amounts due to the clearing firm.

     Kinnard is also exposed to the risk of loss on customer transactions in the event of the customer's or counterparty's inability to meet the terms of their contracts, in which case Kinnard may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon Kinnard's consolidated financial statements.

     Kinnard's customer securities activities are transacted on either a cash or margin basis. Kinnard seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Kinnard monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

     As a broker dealer, JGK is engaged in various securities trading and brokerage activities serving a diverse group of corporations, governments, institutions and individual investors. JGK's exposure to credit risk associated with the nonperformance of these customers and the related counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile security markets, credit markets and regulatory changes which may impair the ability of customers and/or counterparties to satisfy their obligations to Kinnard. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes.

     To alleviate the potential for risk concentrations, Kinnard has established credit limits which are monitored on an on-going basis in light of market conditions.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                         DECEMBER 31,        MARCH 31,
                                                             1999              2000
                                                         ------------       -----------
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
                                                                            (UNAUDITED)
ASSETS
Cash and cash equivalents............................      $ 8,018            $ 8,346
Receivable from clearing firm........................          590                999
Miscellaneous receivables............................        2,899              4,734
Trading securities, at market........................       12,976             11,959
Office equipment at cost, less accumulated
  depreciation of $3,594 and $3,841, respectively....        1,247              1,133
Investment securities, at fair value.................       13,992             13,477
Deferred income taxes................................          354                337
Other assets.........................................          351                343
                                                           -------            -------
     Total assets....................................      $40,427            $41,328
                                                           =======            =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Securities sold but not yet purchased, at market...          844                748
  Accrued compensation...............................        6,233              5,111
  Other accounts payable and accrued expenses........        3,158              3,020
  Income taxes payable...............................        1,228              1,695
                                                           -------            -------
     Total liabilities...............................       11,463             10,574
Shareholders' equity
  Common Stock, $.02 par value;
     Authorized 7,500 shares;........................
     Issued and outstanding 4,782 and 4,853 shares,
       respectively..................................           96                 97
  Additional paid-in capital.........................        6,028              6,310
  Retained earnings..................................       22,840             24,347
                                                           -------            -------
     Total shareholders' equity......................       28,964             30,754
                                                           -------            -------
     Total liabilities and shareholders' equity......      $40,427            $41,328
                                                           =======            =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                               1999           2000
                                                              ------         ------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
                                                                   (UNAUDITED)
OPERATING REVENUES:
  Commissions.............................................    $4,177         $6,031
  Principal transactions..................................     5,049          9,324
  Investment banking......................................       562          2,388
  Interest................................................       393            670
  Net gain (loss) on investment account...................       672           (352)
  Other...................................................       965            961
                                                              ------         ------
       Total operating revenues...........................    11,818         19,022
OPERATING EXPENSES:
  Compensation and benefits...............................     7,630         12,670
  Floor brokerage and clearance...........................       965          1,497
  Communications..........................................       198            200
  Occupancy and equipment.................................     1,437          1,292
  Other...................................................     1,001            851
                                                              ------         ------
       Total operating expenses...........................    11,231         16,510
Operating income..........................................       587          2,512
Pretax income.............................................       587          2,512
Income tax expense........................................       234          1,005
Net income................................................    $  353         $1,507
Earnings per common share:
  Basic...................................................    $ 0.07         $ 0.31
  Diluted.................................................    $ 0.07         $ 0.29

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

           UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                       COMMON STOCK                                 TOTAL
                                     ----------------    PAID-IN    RETAINED    SHAREHOLDERS'
                                     SHARES    AMOUNT    CAPITAL    EARNINGS       EQUITY
                                     ------    ------    -------    --------    -------------
                                                          (IN THOUSANDS)
Balance, December 31, 1997.......    5,955      $119     $11,946    $23,507        $35,572
                                     -----      ----     -------    -------        -------
  Issuance of shares under the
     employee stock purchase
     plan........................       13         0          78         --             78
  Issuance of shares under the
     employee stock option
     plan........................       81         2         379         --            381
  Repurchase of stock............     (566)      (11)     (3,138)        --         (3,149)
  Net loss.......................       --        --          --     (3,376)        (3,376)
                                     -----      ----     -------    -------        -------
Balance, December 31, 1998.......    5,483       110       9,265     20,131         29,506
                                     -----      ----     -------    -------        -------
  Issuance of shares under the
     employee stock option
     plan........................       59         1         367         --            368
  Repurchase of stock............     (760)      (15)     (3,604)        --         (3,619)
  Net income.....................       --        --          --      2,709          2,709
                                     -----      ----     -------    -------        -------
Balance, December 31, 1999.......    4,782        96       6,028     22,840         28,964
                                     -----      ----     -------    -------        -------
  Issuance of shares under the
     employee stock option
     plan........................       71         1         282         --            283
  Net income.....................       --        --          --      1,507          1,507
                                     -----      ----     -------    -------        -------
Balance, March 31, 2000
  (unaudited)....................    4,853      $ 97     $ 6,310    $24,347        $30,754
                                     =====      ====     =======    =======        =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                -------------------
                                                                  1999       2000
                                                                --------    -------
                                                                  (IN THOUSANDS)
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash received from customers and clearing firm............    $  9,646    $19,216
  Cash paid to suppliers and employees......................     (12,779)   (19,350)
  Interest received.........................................         393        670
  Income taxes paid/income tax refunds received.............          38       (615)
                                                                --------    -------
Net cash used in operating activities.......................      (2,702)       (79)
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of investment securities...............       7,827        846
  Purchases of:
     Office equipment.......................................         (71)      (133)
     Investment securities..................................      (5,209)      (683)
                                                                --------    -------
Net cash provided by investing activities...................       2,547         30
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock..................................          21        377
  Repurchase of common stock................................      (1,716)        --
                                                                --------    -------
Net cash provided by (used in) financing activities.........      (1,695)       377
Increase (decrease) in cash and cash equivalents............      (1,850)       328
Cash and cash equivalents at beginning of period............       2,689      8,018
                                                                --------    -------
Cash and cash equivalents at end of period..................    $    839    $ 8,346
                                                                ========    =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

                                                                   THREE MONTHS
                                                                 ENDED MARCH 31,
                                                                ------------------
                                                                 1999       2000
                                                                 ----       ----
                                                                  (IN THOUSANDS)
                                                                   (UNAUDITED)
RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING
  ACTIVITIES:
  Net income................................................    $   353    $ 1,507
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation and amortization..........................        284        247
     Net unrealized loss on investment securities...........        115        979
     Net realized gain on sale of investment securities.....       (787)      (627)
     Deferred income taxes..................................        (18)        17
     (Increase) decrease in:
       Receivable from clearing firm........................       (515)      (409)
       Miscellaneous receivables............................        164     (1,835)
       Trading securities, at market........................       (702)     1,017
       Income tax receivable................................        291         --
       Other assets.........................................        110          8
     Increase (decrease) in:
       Securities sold but not yet purchased, at market.....        111        (96)
       Accrued compensation.................................     (1,769)    (1,122)
       Other accounts payable and accrued expenses..........       (339)      (138)
       Income taxes payable.................................         --        373
                                                                -------    -------
Net cash used in operating activities.......................    $(2,702)   $   (79)
                                                                =======    =======

See accompanying Notes to Consolidated Financial Statements.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements of Kinnard have been prepared in conformity with generally accepted accounting principles and should be read in conjunction with Kinnard's financial information included elsewhere herein. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

     The consolidated statement of financial condition as of March 31, 2000 and other financial information for the three months ended March 31, 1999 and 2000, are unaudited, but Kinnard's management believes that all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results of operations for the periods have been included.

NOTE 2. BINDING ARBITRATION AWARD

     On December 10, 1999, the NASD issued a binding arbitration award for $16.6 million in favor of Kinnard and against Dain Rauscher Corporation ("Dain") and several of its investment executives who were wrongfully recruited by Dain from Kinnard from 1997 to 1999.

     NASD arbitration awards are not subject to appeal. While Dain has filed a motion with the Hennepin County District Court to vacate the arbitration panel's decision, Kinnard believes that vacature is unlikely due to the narrow grounds upon which a binding arbitration award may be vacated. Under both Federal and Minnesota Arbitration Acts, the court must find evidence of fraud, corruption, misconduct or partiality on the part of the arbitration panel, or that the panel exceeded its powers in rendering its award decision.

     The award included compensatory damages of $9.1 million, punitive damages of $7.1 million and reimbursement of legal costs of $350 thousand. Under NASD Rules, Dain is required to pay interest on the unpaid settlement amount based on a statutory interest rate of 5.5%. Upon exhaustion of all vacatur efforts, Kinnard anticipates recognizing up to $16.6 million in revenue from the settlement, plus interest income during the period that the settlement remains unpaid. Recognition of such revenue may result in additional compensation and income tax expense.

     The following unaudited pro forma information has been prepared assuming that the binding arbitration settlement and related accrued interest had been recognized at the end

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. BINDING ARBITRATION AWARD (CONTINUED) of the period presented after the impact of certain adjustments to revenue, employee compensation based on current formulas and the related income tax effects thereof.

                     PRO FORMA STATEMENT OF OPERATIONS DATA

                                                                THREE-MONTH PERIOD
                                                                      ENDED
                                                                  MARCH 31, 2000
                                                             ------------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
                                                                   (UNAUDITED)
Revenues.................................................            $35,810
Expenses.................................................            $19,647
Income before income taxes...............................             16,163
Income tax expense.......................................              6,465
                                                                     -------
Net income...............................................            $ 9,698
                                                                     =======
Earnings per common share:
  Basic..................................................            $  2.01
  Diluted................................................            $  1.89
Book value per common share:.............................            $  8.02

NOTE 3. OTHER COMMITMENTS AND CONTINGENT LIABILITIES

     John G. Kinnard and Company, Incorporated is a defendant in various actions relating to its business, some of which involve claims for unspecified amounts. Although the resolution of these matters cannot be predicted with certainty, management believes that while their outcome may have a material effect on the earnings in a particular period, the outcome will not have a material adverse effect on the financial condition of Kinnard.

NOTE 4. SEGMENTS

     Kinnard's reportable segments are: retail sales, equity capital markets, fixed income and other. The retail segment consists of various retail branch locations and the financial services division. Equity capital markets consists of equity trading, institutional sales, research and investment banking. Fixed income includes the origination, trading, and institutional sales of fixed income securities. Other consists of general corporate and administrative support functions. Kinnard does not provide balance sheet data for segment reporting as this data is not measured.

                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. SEGMENTS (CONTINUED)
     Information concerning operations in these segments of business is as follows:

                                                                   THREE MONTHS
                                                                 ENDED MARCH 31,
                                                                ------------------
                                                                 1999       2000
                                                                -------    -------
                                                                  (IN THOUSANDS)
Operating revenue:
  Retail sales..............................................    $ 6,896    $11,259
  Equity capital markets....................................      2,433      5,597
  Fixed income..............................................      1,329      1,882
  Other.....................................................      1,160        284
                                                                -------    -------
     Total..................................................    $11,818    $19,022
Operating income/(loss):
  Retail sales..............................................    $ 1,183    $ 2,416
  Equity capital markets....................................       (405)     1,074
  Fixed income..............................................        203        435
  Other.....................................................       (394)    (1,413)
                                                                -------    -------
     Total..................................................    $   587    $ 2,512
                                                                =======    =======

                           STOCKWALK.COM GROUP, INC.
  UNAUDITED CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF FINANCIAL CONDITION

                                                                           AS OF MARCH 31, 2000
                                                                   ------------------------------------
                                                  STOCKWALK.COM                            PRO FORMA
                                                   GROUP, INC.                          ADJUSTMENTS FOR
                                                  MARCH 31, 2000   STEICHEN   KINNARD      STEICHEN
                                                  --------------   --------   -------   ---------------
                                                                 (DOLLARS IN THOUSANDS)
                                                    (AUDITED)
ASSETS
Cash.............................................    $  5,534      $    398   $ 8,346      $  3,000(5)
Cash and cash equivalents -- segregated..........      83,009            --        --            --
Receivables from customers.......................     216,216       146,852        --            --
Receivables from brokers and dealers.............     160,230        12,329        --       (12,329)(6)
Deposits at clearing organizations...............      26,235         2,710       999            --
Trading securities owned, at market..............       8,320         3,264    11,959            --
Investments......................................          --            --    13,477            --
Secured demand notes receivable..................      18,575            --        --            --
Intangibles, net of accumulated amortization.....      10,285            --        --        45,425(4)
Other assets.....................................      10,471         2,494     6,547            --
                                                     --------      --------   -------      --------
    Total assets.................................    $538,875      $168,047   $41,328      $ 36,096
                                                     ========      ========   =======      ========
LIABILITIES
Short-term borrowings............................    $ 29,500      $  1,500   $    --      $  8,843(6)
Payables to customers............................     280,365       139,294        --            --
Payables to brokers and dealers..................     160,153           196        --            --
Trading securities sold but not yet purchased, at
  market.........................................       1,339           268       748            --
Notes payable....................................       7,544            --        --            --
Liabilities subordinated to claims of general
  creditors......................................      18,575            --        --         3,000(5)
Accounts Payable and other liabilities...........      16,747         4,265     9,826            --
                                                     --------      --------   -------      --------
    Total liabilities............................    $514,223      $145,523   $10,574      $ 11,843
SHAREHOLDERS' EQUITY
  Common stock
Authorized shares:
  Common stock...................................         863             2        97           250(7)(8)
Paid-in capital..................................      25,441           439     6,310        46,086(7)(8)
Retained earnings................................      (1,652)       22,083    24,347       (22,083)(8)
                                                     --------      --------   -------      --------
Total Shareholders' equity.......................      24,652        22,524    30,754        24,253
                                                     --------      --------   -------      --------
Total Liabilities and shareholders' equity.......    $538,875      $168,047   $41,328      $ 36,096
                                                     ========      ========   =======      ========

                                                           AS OF MARCH 31, 2000
                                                   ------------------------------------
                                                      PRO FORMA            PRO FORMA
                                                   ADJUSTMENTS FOR      ADJUSTMENTS FOR        PRO-FORMA
                                                       KINNARD             OFFERING          MARCH 31, 2000
                                                   ---------------      ---------------      --------------
                                                                    (DOLLARS IN THOUSANDS)

ASSETS
Cash.............................................     $(25,877)(1)          $18,145(2)          $  9,546
Cash and cash equivalents -- segregated..........      (40,000)(3)               --               43,009
Receivables from customers.......................       40,000(3)                --              403,068
Receivables from brokers and dealers.............           --                   --              160,230
Deposits at clearing organizations...............           --                   --               29,944
Trading securities owned, at market..............           --                   --               23,543
Investments......................................      (13,477)(1)               --                   --
Secured demand notes receivable..................           --                   --               18,575
Intangibles, net of accumulated amortization.....       27,386(4)                --               83,096
Other assets.....................................         (700)(9)            1,855(2)            20,667
                                                      --------              -------             --------
    Total assets.................................     $(12,668)             $20,000             $791,678
                                                      ========              =======             ========
LIABILITIES
Short-term borrowings............................     $     --              $                   $ 39,843
Payables to customers............................           --                   --              419,659
Payables to brokers and dealers..................           --                   --              160,349
Trading securities sold but not yet purchased, at
  market.........................................           --                   --                2,355
Notes payable....................................           --               20,000(2)            27,544
Liabilities subordinated to claims of general
  creditors......................................           --                   --               21,575
Accounts Payable and other liabilities...........           --                   --               30,838
                                                      --------              -------             --------
    Total liabilities............................     $     --              $20,000             $702,163
SHAREHOLDERS' EQUITY
  Common stock
Authorized shares:
  Common stock...................................            0(7)(8)             --             $  1,212
Paid-in capital..................................       11,679(7)(8)             --               89,955
Retained earnings................................      (24,347)(8)               --               (1,652)
                                                      --------              -------             --------
Total Shareholders' equity.......................      (12,668)                  --               89,515
                                                      --------              -------             --------
Total Liabilities and shareholders' equity.......     $(12,668)             $20,000             $791,678
                                                      ========              =======             ========

                           STOCKWALK.COM GROUP, INC.

       UNAUDITED CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF OPERATIONS


                                                         FOR THE TWELVE MONTHS ENDED MARCH 31, 2000
                               ----------------------------------------------------------------------------------------------
                                                                                                      PRO FORMA
                                                                     PRO FORMA       PRO FORMA       ADJUSTMENTS
                               STOCKWALK.COM                        ADJUSTMENTS     ADJUSTMENTS          FOR
                                GROUP, INC.    STEICHEN   KINNARD   FOR STEICHEN    FOR KINNARD       SUB DEBT     PRO FORMA
                               -------------   --------   -------   ------------    -----------      -----------   ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
REVENUES:
  Trading profits............      $16,073     $19,383    $32,479     $    --         $    --          $    --       $ 67,935
  Interest...................       20,989       9,519      1,915          --           3,400(A)            --         35,823
  Commissions................       14,287      18,002     18,499          --              --               --         50,788
  Investment banking.........       10,363       5,106      5,665          --              --               --         21,134
  Clearing fees..............        5,248          --         --          --              --               --          5,248
  Other income...............        4,011         524      3,514      (1,906)(H)      (1,690)(B)(J)        --          4,453
                                ----------     -------    -------     -------         -------          -------     ----------
      Total revenues.........       70,971      52,534     62,072      (1,906)          1,710               --        185,381
EXPENSES:
  Employee compensation and
    benefits.................       34,163      32,277     39,668          --          (3,500)(C)           --        102,608
  Clearing fees..............        2,999         352      4,463          --          (1,400)(D)           --          6,414
  Occupancy and equipment....        4,854       1,402      5,016          --            (265)(E)           --         11,007
  Communication..............        8,017       2,569        767          --            (537)(I)           --         10,816
  Interest...................       16,331       5,185         --          --           2,200(A)         2,000(G)      25,716
  Other expense..............        7,145       2,723      5,720       2,271(F)        1,369(F)           371(K)      19,559
                                ----------     -------    -------     -------         -------          -------     ----------
      Total expenses.........       73,509      44,508     55,634       2,271          (2,133)           2,371        176,160
Income (loss) before income
  taxes......................       (2,538)      8,026      6,438      (4,177)          3,843            2,371          9,221
Income tax expense
  (benefit)..................         (839)      3,531      2,575        (838)          2,293           (1,043)         5,679
                                 ---------     -------    -------     -------         -------          -------       --------
Net income (loss)............      $(1,699)    $ 4,495    $ 3,863     $(3,339)        $ 1,550          $(1,328)      $  3,542
                                ==========     =======    =======     =======         =======          =======     ==========
BASIC EARNINGS PER COMMON
  SHARE......................       $(0.09)                                                                             $0.10
                                ==========                                                                         ==========
Weighted average shares
  outstanding -- basic.......   18,849,200                                                                         34,000,000
                                ==========                                                                         ==========
DILUTED EARNINGS PER COMMON
  SHARE......................       $(0.09)                                                                             $0.10
                                ==========                                                                         ==========
Weighted average shares
  outstanding -- diluted.....   18,998,400                                                                         34,000,000
                                ==========                                                                         ==========

                           STOCKWALK.COM GROUP, INC.

                   UNAUDITED CONSOLIDATED CONDENSED PRO FORMA
                       FOOTNOTES TO FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     These pro forma financial statements are presented as a combination of the respective statements of Stockwalk.com Group, Inc. (the "Company"), R.J. Steichen & Company and Kinnard Investments, Inc. for the periods shown, and have been prepared pursuant to the rules and regulations of the SEC and, therefore, do not include all information and notes required by generally accepted accounting principles for complete financial statements. The pro forma financial statements and the related notes are not necessarily indicative of the balance sheet and statements of operations that would have been reported had the combination of the three companies occurred on the dates indicated, nor do they represent a forecast of their combined financial position at any future period.


     The tables set forth the unaudited pro forma financial information of the Company (the "Pro Forma Financial Statements"), which consist of: (i) the Statement of Financial Condition of the Company as of March 31, 2000, which gives effect to the combination of R.J. Steichen & Company and Kinnard Investments, Inc. and assumes the receipt of the net proceeds from and the completion of the offering of Convertible Notes on March 31, 2000, and (ii) the unaudited pro forma statement of operations of the Company for the year ended March 31, 2000, which gives effect to the acquisition of Steichen and Kinnard and assumes the receipt of the net proceeds from the sale and the completion of the offering of the Convertible Notes as if they had occurred on April 1, 1999, and the acquisition of Kinnard as if it had occurred on April 1, 1999.



 1) Represents the net reduction of cash related to the following: payment of $6.00 per share for 4,659,691 shares of Kinnard, $4,446,310 paid to retire 913,000 options and warrants for Kinnard stock, and $6,950,000 for various acquisition costs including investment banking fees and severance costs; offset by the liquidation of $13,477,000 of investments.



 2) Represents the net proceeds from the issuance of $20.0 million of convertible debt and the related deferred financing costs.



 3) Represents the increase in customer receivables resulting from Kinnard's customer margin accounts being held at MJK and funded by cash in the reserve account.



 4) Represents the goodwill recorded on the respective companies as a result of the acquisitions.



 5) Represents earnings retained per the Steichen agreement.



 6) Represents the reduction in discretionary broker lending and the increase in short-term borrowings in connection with Mr. John E. Feltl removing approximately $21 million of capital prior to completion of the merger.



 7) Represents the issuance of 2,435,846 and 6.3 million shares of $.04 par value common stock and additional paid in capital related to the acquisition of Kinnard and Steichen, respectively at $7.425 per share ($9.0 discounted to 82.5%).

 8) Represents the accounting elimination of shares of common stock, related additional paid in capital and remaining retained earnings at acquisition of the respective companies.



9) Represents the write off of $700,000 of fixed assets of Kinnard.



A.) Represents interest revenue and expense on the $40,000,000, of customer margin balances at 8.5% and 5.5%, respectively, moved from Kinnard's current clearing firm to MJK.


B.) Represents the increase in rebates associated with a $100,000,000 average balance held by Kinnard earning the premium rate currently recognized by MJK.

C.) Represents the reduction of compensation and benefit expense of certain
    Kinnard employees offset by retention bonuses in first year offered to certain employees and sales representatives.

D.) Represents the elimination of clearing fees paid to clearing brokers by Kinnard, as a result of Kinnard's trades being cleared by MJK, offset by the increase in administrative costs required to administer the additional transaction volume.

E.) Represents a reduction in the space and related rent for the combined companies.


F.) Represents the amortization of the goodwill of $27.4 million and $45.4 million recorded for Kinnard and Steichen over 20 years.


G.) Represents interest expense on the convertible note.

H.) Represents the reduction of income generated by the approximately $21 million of funds to be removed by Mr. Feltl at closing.

I.) Represents a reduction of quote feeds and other miscellaneous efficiencies of scale.

J.) Represents a reduction of the other income generated by $20 million of excess funds at Kinnard as these funds are depleted to finance the acquisition.


K.) Represents the amortization of $1.9 million of deferred financing costs associated with the issuance of convertible subordinated debt over five years.

                              [INSIDE BACK COVER]

[CAPTION: PHOTO LOGO FOR STOCKWALK.COM,(TM) "THE ONLINE BROKERAGE FOR ALL WALKS OF LIFE" PRIVATE LABEL SERVICES]

             ------------------------------------------------------
             ------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS. WE AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, THE CONVERTIBLE NOTES ONLY IN THE JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF CONVERTIBLE NOTES.

                               ------------------

                               TABLE OF CONTENTS

Summary.............................      3
Risk Factors........................     11
Disclosure Regarding Forward-Looking
  Statements........................     27
Use of Proceeds.....................     28
Price Range of Common Stock.........     28
Dividend Policy.....................     28
Capitalization......................     29
Ratio of Earnings to Fixed
  Charges...........................     30
Selected Consolidated Financial
  Data..............................     31
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................     32
Business............................     37
Management..........................     51
Description of Convertible Notes....     54
Certain Federal Tax
  Considerations....................     69
Description of Capital Stock........     73
Underwriting........................     75
Legal Matters.......................     77
Experts.............................     77
Where You Can Find More
  Information.......................     78
Index to Financial Statements.......    F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------


                                  $20,000,000


                              [STOCKWALK.COM LOGO]
                              % CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2005

                              --------------------
                                   PROSPECTUS
                              --------------------

                              SOUTHWEST SECURITIES

                            MILLER, JOHNSON & KUEHN,
                                  INCORPORATED

                            R.J. STEICHEN & COMPANY
                                            , 2000

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by the Company in connection with the offering described in this Registration Statement (other than underwriters' discounts and expenses and financial advisory fees) are as follows:

SEC registration fee...................................    $  9,108
Nasdaq filing fee......................................       5,000
NASD filing fee........................................       3,950
AMEX filing fee........................................      10,000
Printing, engraving and EDGAR expenses.................      50,000
Legal fees and expenses................................     100,000
Accounting fees and expenses...........................      80,000
Transfer agent's fees..................................       5,000
Other..................................................       1,942
                                                           --------
     Total.............................................    $265,000
                                                           ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Third Amended and Restated Articles of Incorporation of the Company provide that the Company shall indemnify officers, directors, employees and agents of the Company to the fullest extent permitted by the Minnesota Business Corporation Act. Pursuant to Minnesota law, the Company generally has the power to indemnify its present and former directors, officers, agents and employees, or persons serving as such in another entity at the Company's request, against expenses (including attorneys' fees and disbursements) and liabilities incurred by them in any threatened, pending, or completed civil, criminal, administrative, arbitration or investigative proceeding (including a proceeding by or in the right of the Company) to which they are made or threatened to be made a party by reason of their serving in such positions. This indemnity applies so long as the individuals acted in good faith, have not been indemnified by another organization, reasonably believed their conduct was in or not opposed to the best interests of the Company, or, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Minnesota law also provides that a person made or threatened to be made a party to a proceeding is entitled, upon written request to the Company, to payment or reimbursement of expenses in advance of the final disposition of the proceeding. We have the power to purchase and maintain insurance for indemnification of such persons.

ITEM 16. EXHIBITS

     The exhibits to this Registration Statement appear on the Index to Exhibits hereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 26, 2000.


                                   STOCKWALK.COM GROUP, INC.

                                   By: /s/ ELDON C. MILLER
                                      ------------------------------------------
                                      Eldon C. Miller
                                      Chief Executive Officer
                                      (Principal Executive Officer)





             /s/ ELDON C. MILLER                    Chief Executive Officer & Director           July 26, 2000
---------------------------------------------
               Eldon C. Miller

            /s/ DAVID B. JOHNSON                    President & Director                         July 26, 2000
---------------------------------------------
              David B. Johnson

                      *                             Director                                     July 26, 2000
---------------------------------------------
                Paul R. Kuehn

                      *                             Director                                     July 26, 2000
---------------------------------------------
               Stanley D. Rahm

             /s/ TODD W. MILLER                     Chief Financial Officer                      July 26, 2000
---------------------------------------------
               Todd W. Miller

                      *                             Director                                     July 26, 2000
---------------------------------------------
                N. Lee Wesley

                      *                             Director                                     July 26, 2000
---------------------------------------------
               George E. Kline

                      *                             Director                                     July 26, 2000
---------------------------------------------
              Richard J. Nigon

            /s/ JEFFREY L. HOUDEK                   Principal Accounting Officer                 July 26, 2000
---------------------------------------------
              Jeffrey L. Houdek

           *By /s/ ELDON C. MILLER
  ----------------------------------------
              Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT                                 DESCRIPTION
-------                                 -----------

  1.1           Form of Underwriting Agreement*
  2.1 Agreement and Plan of Reorganization, dated March 25, 1999, by and between MJK Holdings, Inc., NM Holdings, Inc. and NM
                Merger Co. (1)
  2.2 Amendment No. 1 to Agreement and Plan of Reorganization, dated May 7, 1999, by and among MJK Holdings, Inc., NM
                Holdings, Inc. and NM Merger Co. (1)
  2.3 Amendment No. 2 to Agreement and Plan of Reorganization, dated July 6, 1999, by and among MJK Holdings, Inc., NM
                Holdings, Inc. and NM Merger Co. (2)
  2.4 Asset Purchase Agreement, dated as of August 9, 1999, between and among Stockwalk.com Group, Inc., William Yang and M-One Investment Securities, Inc. (3)
  2.5 Stock Acquisition Agreement, dated as of August 24, 1999, by and among Arnold Securities, Inc., John Arnold, Jerry W.
                Mulder, Cindy Pedersen and Stockwalk.com Group, Inc. (4)
  2.6 Agreement and Plan of Merger, dated June 5, 2000, by and between R.J. Steichen & Company, Stockwalk.com Group, Inc.
                and SCG Acquisition Corporation*
  2.7 Agreement and Plan of Merger, dated June 5, 2000, by and between Kinnard Investments, Inc., Stockwalk.com Group, Inc.
                and SW Acquisition, Inc.*
  3.1           Third Amended and Restated Articles of Incorporation (1)
  3.3           Restated Bylaws of Nutrition Medical, Inc. (n/k/a
                Stockwalk.com Group, Inc.) (5)
  4.1           Form of Indenture, including Form of Convertible Note*
  5.1           Opinion of Maun and Simon, PLC*
 10.1           Employment Agreement, dated August 1, 1999, by and between
                Stockwalk.com Group, Inc. and Robert J. Vosburgh (6)
 10.2 Employment Agreement, dated September 1, 1999, by and between Stockwalk.com Group, Inc. and Andrew R. Guzman (7)
 10.3 Employment Agreement, dated September 27, 1999, by and between Stockwalk.com Group, Inc. and Philip T. Colton (8)
 10.4           Amendment No. 1 to Employment Agreement, dated November 12,
                1999, by and between Stockwalk.com Group, Inc. and Robert J.
                Vosburgh (9)
 10.5           Employment Agreement, dated February 7, 2000, by and between
                Stockwalk.com Group, Inc. and Frank H. Lallos (10)
 11.1           Statement Re Computation of Per Share Earnings
 12.1           Statement Re Computation of Ratios
 21.1           Subsidiaries of the Registrant*
 23.1           Consent of Ernst & Young LLP
 23.2           Consent of John E. Feltl


                                 Exhibit Index-1

EXHIBIT                                 DESCRIPTION
-------                                 -----------
 23.3           Consent of John C. Feltl
 23.4           Consent of Maun & Simon, PLC*
 23.5           Consent of KPMG LLP
 23.6           Consent of KPMG LLP
 24.1           Power of Attorney*
 25.1           Statement of Eligibility of Trustee*
 27.1           Financial Data Schedule


-------------------------

  *  Previously filed.


 (1) Incorporated by reference to our Definitive Schedule 14A (Proxy Statement) (Commission File No. 0-22247) filed with the SEC on June 14, 1999.

 (2) Incorporated by reference to Current Report on Form 8-K (Commission File No. 0-22247) filed with the SEC on July 22, 1999.

 (3) Incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended December 31, 1999.

 (4) Incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended September 30, 1999.

 (5) Incorporated by reference to Exhibit 3.2 to the Registration Statement on

     Form SB-2 (Registration No. 333-09999) filed on August 12, 1996.



 (6) Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended September 30, 1999.



 (7) Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended September 30, 1999.



 (8) Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended September 30, 1999.



 (9) Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (Commission File No. 0-22247) for the quarter ended December 31, 1999.



(10) Incorporated by reference to Exhibit 10.5 to Amendment No. 1 to our Registration Statement on Form S-2 (Registration No. 333-35544) filed on June 23, 2000.


                                 Exhibit Index-2